SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2016

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	2016 Interim Report;

99.2	Announcement on Appointment of Vice Presidents; and

99.3	List of Directors and their Role and Function.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: September 7, 2016	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

Exhibit 99.1

中國石化上海石油化工股份有限公司
SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

(A joint stock limited company incorporated in the People's Republic of China)
Stock code: 00338 Hong Kong 600688 Shanghai SHI New York

2016
INTERIM REPORT

CONTENTS

2	Important Message

3	Definitions

4	Major Financial Data and Indicators

7	Report of the Directors

22	Major Events

30	Change in Share Capital and Shareholders Status

35	Directors, Supervisors, Senior Management and Others

39	Documents for Inspection

40	Report on Review of Interim Financial Information

A. Condensed Consolidated Interim Financial Information (unaudited)

41	Interim Condensed Consolidated Income Statement

42	Interim Condensed Consolidated Statement of Comprehensive Income

43	Interim Condensed Consolidated Balance Sheet

45	Interim Condensed Consolidated Statement of Changes in Equity

46	Interim Condensed Consolidated Statement of Cash Flows

47	Notes to the Condensed Consolidated Interim Financial Information

B. Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises (unaudited)

72	Consolidated and Company Balance Sheets

74	Consolidated and Company Income Statements

76	Consolidated and Company Cash Flow Statements

78	Consolidated Statement of Changes in Shareholders’ Equity

79	Statement of Changes in Shareholders’ Equity

80	Notes to the Financial Statements

190	Supplementary Information to the Financial Statements

193	Written Confirmation on the 2016 Interim Report Issued by Directors, Supervisors and Senior Management

194	Corporate Information

IMPORTANT MESSAGE

(1)	The Board, the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited and its Directors, Supervisors and Senior Management warrant the truthfulness, accuracy and completeness of the information contained in this interim report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2016 interim report of the Company, and severally and jointly accept responsibility.

(2)	Absence of Directors at the Board meeting for considering and approving the 2016 Interim Report of the Company

Position of Director	Name	Reasons for Absence	Name of Proxy

Director	Guo Xiaojun	Business engagement	Gao Jinping

Director	Lei Dianwu	Business engagement	Wang Zhiqing

Director	Mo Zhenglin	Business engagement	Wang Zhiqing

(3)	The interim financial report for the six months ended 30 June 2016 is unaudited.

(4)	Mr. Wang Zhiqing, Chairman, President, Executive Director and the person in charge of the Company; Mr. Ye Guohua, Executive Director and Chief Financial Officer overseeing the accounting operations; and Mr. Hua Xin, Deputy Chief Financial Officer, person in charge of the Accounting Department (Accounting Chief) and Finance Manager, hereby warrant the truthfulness, accuracy and completeness of the financial report contained in the 2016 interim report of the Company.

(5)	There was no profit distribution for the first half of 2016 and no capitalisation of capital reserve.

(6)	The statements regarding the Company’s plans for future development and operation are forward-looking statements and do not constitute any commitments to investors. Investors should pay attention to the relevant investment risks.

(7)	There was no incident of appropriation of funds by the controlling shareholder of the Company and its connected parties for non-operational purposes.

(8)	The Company did not provide any external guarantees in violation of the required decision-making procedures.

(9)	The 2016 interim report is published in both Chinese and English. In the event of any discrepancy between the English and Chinese versions, the Chinese version shall prevail.

DEFINITIONS

In this report, unless the context otherwise specifies, the following terms shall have the following meanings:

“Company” or “SPC”	Sinopec Shanghai Petrochemical Company Limited

“Board”	the board of directors of the Company

“Director(s)”	the director(s) of the Company

“Supervisory Committee”	the supervisory committee of the Company

“PRC” or “China”	the People’s Republic of China

“Reporting Period”	the six months ended 30 June 2016

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Shanghai Stock Exchange”	The Shanghai Stock Exchange

“Group”	the Company and its subsidiaries

“Sinopec Group”	China Petrochemical Corporation

“Sinopec Corp.”	China Petroleum & Chemical Corporation

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange

“Model Code for Securities Transactions”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules

“Securities Law”	the PRC Securities Law

“Company Law”	the PRC Company Law

“CSRC”	China Securities Regulatory Commission

“Articles of Association”	the articles of association of the Company

“Hong Kong Stock Exchange website”	www.hkexnews.hk

“Shanghai Stock Exchange website”	www.sse.com.cn

“Website of the Company”	www.spc.com.cn

“HSE”	Health, Safety, and Environment

“COD”	Chemical Oxygen Demand

“EVA”	Ethylene Vinyl Acetate

“SFO”	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong)

“Corporate Governance Code”	the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules

“Share Option Incentive Scheme”	the Share Option Incentive Scheme for A shares of the Company

MAJOR FINANCIAL DATA AND INDICATORS

Prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“CAS”)

(1)	Major Accounting Data and Financial Indicators

1.	Major Accounting Data

Major accounting data	The Reporting Period (January to June)	Corresponding period of the previous year	Unit: RMB’000 Increase/decrease as compared to the corresponding period of the previous year (%)
Revenue	36,993,191	42,152,450	-12.24
Net profit attributable to equity shareholders of the Company	3,096,675	1,731,166	78.88
Net profit attributable to equity shareholders of the Company excluding non-recurring items	3,117,585	1,736,231	79.56
Net cash generated from operating activities	4,645,024	1,924,239	141.40

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Net assets attributable to equity shareholders of the Company	21,906,328	19,838,862	10.42

Total assets	31,924,949	28,022,171	13.93

MAJOR FINANCIAL DATA AND INDICATORS (continued)

Prepared under the People’s Republic of China Accounting Standards for Business Enterprises

2.	Major Financial Indicators

Major financial indicators	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)
Basic earnings per share (RMB/Share)	0.287	0.160	79.38
Diluted earnings per share (RMB/Share)	0.287	0.160	79.38
Basic earnings per share excluding non-recurring items (RMB/Share)	0.289	0.161	79.50
Return on net assets (weighted average) (%)*	14.465	9.918	Increased by 4.547 percentage points
Return on net assets excluding non- recurring items (weighted average) (%)*	14.555	9.947	Increased by 4.608 percentage points

*	The above-mentioned net assets do not include minority shareholders’ interests.

(2)	Differences between Interim Financial Report Prepared under CAS and International Financial Reporting Standards (“IFRS”)

				Unit: RMB’000
	Net profit attributable to equity shareholders of the Company		Total equity attributable to equity shareholders of the Company
	The Reporting Period	Corresponding period of the previous year	At the end of the Reporting Period	At the beginning of the Reporting Period
Prepared under CAS	3,096,675	1,731,166	21,906,328	19,838,862
Prepared under IFRS	3,148,609	1,770,880	21,877,241	19,797,282

Details of the differences between financial statements prepared under CAS and IFRS:

For a detailed description of the differences, please refer to the supplementary information of the interim financial statements prepared under CAS.

MAJOR FINANCIAL DATA AND INDICATORS (continued)

Prepared under the People’s Republic of China Accounting Standards for Business Enterprises

(3)	Non-recurring Items and Amount

Unit: RMB’000
Non-recurring items	Amount
Net loss from disposal of non-current assets	-23,977
Employee reduction expenses	-4,647
Government grants recorded in profit and loss (excluding government grants closely related to corporate business pursuant to the State’s unified standard on quota and amount entitlements)	14,280
Income from external entrusted loans	1,002
Other non-operating income and expenses other than those mentioned above	-13,993
Income tax effect	6,853
Effect attributable to non-controlling interests	-428

Total	-20,910

  REPORT OF THE DIRECTORS

(1)	Management Discussion and Analysis of the Overall Operations during the Reporting Period

The following discussion and analysis should be read in conjunction with the unaudited financial report of the Group and the notes in the 2016 interim report. Unless otherwise specified, the financial data involved hereinafter are extracted from the unaudited interim financial report prepared in accordance with IFRS.

Review and Discussion of Operating Results

During the first half of 2016, the global economy had a tortuous progress. The volatility of the financial market increased, growth of investment in international trade declined and the recovery of economy slowed down in general. The United States economy experienced moderate growth but lacked sufficient drive. The Eurozone economy was not expected to turn the table in the foreseeable future despite the continuing recovery. As downward pressure persisted, the growth of developed economies was less than expected. Emerging economies faced more severe challenges as a result of a prolonged downturn in staple commodities, global financial fluctuation and difficulties in resolving structural economic problems.

The economy of China, faced with complicated domestic and international environment and the increased downward pressure on the economy, accelerated its supply-side structural reform and advocated business start-up and innovation which facilitated the economy to achieve an overall steady development and recorded a gross domestic products (GDP) growth of 6.7% for the first half of 2016, representing a decrease of 0.3 percentage points as compared to the same period of last year. The petrochemical industry in China in general was steady for the first half of 2016 as consumption of major products increased steadily, profitability of refined oil products improved while profit from the petrochemical business grew comparatively rapid. However, downward pressure affecting the development of the industry remains. While investment decreased and a new growth drive had yet to come, the industry was in the process of bottoming out and regaining confidence.

REPORT OF THE DIRECTORS (continued)

In the first half of 2016, the Group endeavoured to achieve progress in safety and environmental protection, operation optimization, market exploration as well as cost and expenses reduction while facing the adverse and intensive market competition. Benefited from the significant year-on-year decline in the global crude oil price, the Group’s cost of crude oil processing dropped, which led to an increase of the products’ gross profits and further boosted the profitability remarkably. In particular, the “floor price“1 for domestic refined oil contributed to the results of the Company in the first quarter of 2016. As international crude oil prices began to rebound in February 2016, the cost of crude oil in transit and in stock was relatively low due to the long procurement cycle for imported crude oil of the Group, which led to an increase in profit in the second quarter. As of 30 June 2016, the Group recorded turnover of RMB36,968.5 million, decreased by RMB5,157 million, representing a decrease of 12.24% compared to the same period of last year. The profit before tax was RMB4,101.9 million (profit before tax for the same period of last year was RMB2,279.9 million), representing an increase of RMB1,822 million from last year. Profit after tax and non-controlling shareholder interests was RMB3,148.6 million (profit for the same period of last year was RMB1,770.9 million), representing an increase of RMB1,377.7 million from last year.

In the first half of 2016, the total production volume of the Group reached 6,510,500 tons, representing a year-on-year decrease of 8.53%. From January to June of 2016, the Group processed 7,354,000 tons of crude oil (including 1,316,800 tons of crude oil processed on a sub-contract basis), which remained at the same level as last year. The production volume of refined oil products reached 4,437,200 tons, representing a year-on-year increase of 0.56%. Among which, the output of gasoline was 1,562,600 tons, representing a year-on-year increase of 4.79%; the output of diesel was 2,038,800 tons, representing a year-on-year decrease of 4.79%; and the output of jet fuel was 835,800 tons, representing a year-on-year increase of 7.20%. The Group produced 414,800 tons of ethylene and 330,800 tons of paraxylene, representing a year-on-year decrease of 2.05% and 2.96%, respectively. The Group also produced 527,200 tons of synthetic resins and plastic (excluding polyesters and polyvinyl alcohol), representing a year-on-year decrease of 0.88%; 333,300 tons of synthetic fiber monomers, representing a year-on-year decrease of 21.52%; 217,500 tons of synthetic fiber polymers, representing a year-on-year decrease of 0.09%; and 110,400 tons of synthetic fibers, representing a year-on-year decrease of 4.66%. For the first half of the year, the output-to-sales ratio and receivable recovery ratio of the Group were 98.25% and 100.00%, respectively.

1	On 13 January 2016, the National Development and Reform Commission of the PRC announced the “Notice of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil” (Fa Gai Jia Ge [2016] No.64) (the “Notice”), stating that when the price of crude oil in the international market – with which the domestic refined oil price is affiliated – is lower than US$40/barrel, the domestic refined oil price will not be adjusted downward further (the so-called “floor price”). The Notice states that “when the price of crude oil in the international market is lower than US$40/barrel, which is the regulatory lower limit, the amount of refined oil price that has not been adjusted will be put into a risk reserve fund. A dedicated account will be set up which requires the approval of the government before using. The fund will mainly be used for energy conservation, emission reduction, oil product quality upgrading and oil supply security.” Specific management measures will be announced separately. As at the date of this report, the specific management measures have not been announced yet.

REPORT OF THE DIRECTORS (continued)

The Group maintained control of safety and environmental protection in general and stable operation of its equipment. For the first half of the year, the Group thoroughly took full responsibility on and implemented safe production, strengthened hidden hazard identification and investigation as well as risk identification, carried out pollution reduction and environmental treatment, and proactively implemented Leak Detection and Repair (LDAR) measures. During the first half of the year, the Group inspected a total of 740,000 sealed spots of oil refining and petrochemical devices and fixed leakages that were identified. The Company performed volatile organic compounds (“VOCs”) emission checks on nine aspects, including storage tanks, loading and unloading, leakage and flue gas combustion, so as to advance the comprehensive VOCs treatment and keep reducing VOCs emission. The Group continued to meet its safety and environmental target of “Seven Zeros”, (i.e. zero in work related deaths, serious injuries, major fires or explosions, major environmental pollution accidents, major occupational hazard accidents, major traffic accidents and major safe production responsibility accidents). The compliance rate of waste water, waste solid and waste gas disposal (“Three Wastes”) reached 100%. The total emission of chemical oxygen demand (“COD”), ammonia nitrogen, sulfur dioxide and nitrogen oxides decreased by 4.05%, 16.88%, 14.50% and 11.11% respectively over the same period of last year. The Group maintained stable operation of production devices and strengthened the evaluation on production and operation performance with all technical and economic indicators improved effectively. During the first half of the year, out of the 83 major technical and economic indicators under assessment, 43 indicators improved over last year, representing a year-on-year improvement rate of 51.81%, while 20 were among the top of the industry. Industry advance ratio was 24.10%.

The Group further implemented production and operation optimization, cost and expenses reduction aiming at increasing profitability. The Group adhered to the dynamic optimization mechanism of “daily computation of gross profit margin and weekly exploration of plant potential” during the first half of 2016. Regarding the optimization of equipment workload, the Group adjusted the workload based on market changes and profitability forecast, suspended or limited the production of certain equipment, such as the 1# ethylene glycol, PTA, 1# polyester staple, polyester and acrylic plants to minimize the loss in profitability in the first half of 2016. At the same time, the Group optimized the raw material structure with a focus on raw material dry points and oil yield on hydrogen cracking devices, so as to ensure the quality of raw materials for ethylene. The Group streamlined the processing workflow by timely commencing the operation of the 1# coking devices to reduce production of asphalt, given the increasing gap in gross profit margin between coked products and asphalt products to reduce loss. In terms of product structure improvement, the Group adjusted the output of atmospheric vacuum equipment and ethylene cracker feed, reduced the output of diesel, as well as increased gasoline production and ratio of high-grade gasoline. During the first half of the year, the ratio of diesel to gasoline was 1.30:1 (ratio for 2015 was 1.38:1), while the proportion of high-grade gasoline reached 32%, representing a year-on-year increase of 6.82 percentage points. The Group further enhanced cost reduction and efficiency improvement. For the first half of 2016, it strived to procure crude oil types of high cost-effectiveness and centralized crude oil procurement to reduce cost. It also put more efforts in cost control over major areas on maintenance and costs on catalyst, additive and solvent. In terms of control over finance cost, the Group insisted on innovative management, which led to significant reduction in finance cost.

REPORT OF THE DIRECTORS (continued)

The Group facilitated the work of project construction and research and development (“R&D”). In the first half of the year, it steadily implemented major emission reduction projects, such as the desulfurization and denitrification of boilers in the Thermal Power Division and the start-up boiler renovation for the Olefins Division. It also completed the “Clear Water, Blue Sky” environmental protection project. In terms of technological development, on the foundation of developing high value-added new products and implementing marketing initiatives, the Group actively put in efforts to achieve an up-to-standard operation of carbon fiber equipment with a breakthrough in the industrial application of carbon fiber achieved. Currently, the carbon fiber products of the Company were widely used in a highway project in an overseas country and a high speed railway project in Northeastern China. The application of such products in an oilfield in China successfully replaced related overseas carbon fiber products in sucker rods. In the first half of the year, the Group developed and manufactured 117,300 tons of new products and 398,100 tons of new synthetic resins products and specialized polyolefin materials, with a differentiation rate for synthetic fibers reaching 73.44%. The Group also submitted 26 patent applications and obtained 28 patent rights.

In addition, the Group further enhanced corporate management. During the first half of the year, it actively optimized the management framework, adopted professional and centralized management of equipments while modified and improved the organization structure of certain workshops. It also advanced the digitalization of business operation when formulating strategic, core operation and supporting workflows on a systematic basis, so as to facilitate the transition from functional management to workflow management. The Group took initiatives in implementing the “three basics” (basic foundation-building, basic work and basic skill training), which resulted in better work performance, and established and optimized the “three basics” organizational structure and work standards.

The Group proactively fulfilled its corporate social responsibility. It actively addressed the issues raised in the “Notice Regarding Listed Supervision of Environmental Issue” by the Ministry of Environmental Protection through communicating and coordinating with the local government and environmental protection authorities. At the same time, the Group formulated the “Rectification Plan for Notice Regarding Listed Supervision of Environmental Issue of Sinopec Shanghai Petrochemical Company Limited by the Ministry of Environmental Protection”, prepared the contingency plan for cross-region environmental incidents and upgraded the management of warehouses storing dangerous chemicals. In the first half of 2016, it organized eight ‘Corporate Open Days’ for over 200 visitors, including government officials of the Jinshan District, media representatives in Shanghai and neighboring residents, and arranged visits to the production plants and green waste treatment sites of the Company. The Group continued to seek mutual benefit with stakeholders of the supply chain. It endeavored to safeguard the interests of employees and cooperate with the local government to ensure a harmonious and stable development.

REPORT OF THE DIRECTORS (continued)

The following table sets forth the Group’s sales volume and net sales after business tax and surcharges for the Reporting Period:

	For the six months ended 30 June
	2016			2015
	Sales	Net Sales		Sales	Net Sales
	Volume	(RMB		Volume	(RMB
	(’000 tons)	Million)%		(’000 tons)	Million)%

Synthetic fibers	105.1	966.1	3.1	114.4	1,241.3	3.5
Resins and plastics	664.7	4,609.8	15.0	659.9	5,244.1	15.0
Intermediate petrochemicals	1,016.7	4,105.7	13.3	1,083.5	4,905.1	14.0
Petroleum products	4,100.2	11,669.6	37.9	4,751.6	16,449.8	46.9
Trading of petrochemical products	—	9,003.3	29.2	—	6,820.9	19.4
Others	—	427.8	1.5	—	403.4	1.2

Total	5,886.7	30,782.3	100.0	6,609.4	35,064.6	100.0

In the first half of 2016, net sales of the Group amounted to RMB30,782.3 million, representing a decrease of 12.21% over the same period last year. Among which, net sales of synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products decreased by 22.17%, 12.10%, 16.30% and 29.06%, respectively. Net sales from the trading of petrochemical products increased by 32.00%. The decrease in net sales was mainly due to the decrease in the unit prices of products during the period as compared to the same period last year. The increase in the Group’s net sales from the trading of petrochemical products was mainly attributable to the increase in the business volume of Shanghai Jinshan Trading Corporation, a subsidiary of the Group, during the Reporting Period. In the first half of the year, the Group’s net sales of “Others” increased by 6.05% over the same period last year, which was mainly attributable to the increase in the Group’s revenue from oil processed on a sub-contract basis, as compared to the same period last year.

Most of the Group’s products are sold in Eastern China.

In the first half of 2016, the Group’s cost of sales decreased by 17.97% year-on-year to RMB26,814.8 million, representing 87.11% of total net sales.

REPORT OF THE DIRECTORS (continued)

The Group’s main raw material is crude oil. The global crude oil market gradually picked up in the first half of 2016. The global crude oil prices rebounded after touching the bottom in the beginning of the year and showed a rising trend with fluctuations. In the first half of the year, the highest and lowest closing prices of Brent crude oil futures were US$50.72/barrel and US$26.27/barrel, respectively, and the average price during the Reporting Period was approximately US$39.60/barrel, representing a year-on-year decrease of 31.56%. The highest and lowest closing prices of West Texas Intermediate crude oil were US$50.90/barrel and US$26.27/barrel, respectively, and the average price during the Reporting Period was approximately US$39.55/barrel, representing a year-on-year decrease of 25.59%. The highest and lowest closing prices of Dubai crude oil futures were US$48.81/barrel and US$22.80/barrel, respectively, and the average price during the Reporting Period was approximately US$37.06/ barrel, representing a year-on-year decrease of 34.47%.

In the first half of 2016, the average unit cost of processed crude oil (on the Group’s own account) was RMB1,745.24/ton, representing a decrease of RMB907.72/ton over the same period of last year, or a decrease of 34.22%. The Group processed a total of 6,037,200 tons of crude oil (excluding crude oil processed on a sub-contract basis), representing a decrease of 624,100 tons over the same period of last year. Taken together, the total costs of processed crude oil decreased by RMB7,136 million. Processing costs decreased by RMB1,656 million due to a decrease in the volume of crude oil processed. The decrease in unit cost of processed crude oil brought costs down by RMB5,480 million. From January to June this year, crude oil processed on a sub-contract basis reached 1,316,800 tons, representing an increase of 629,400 tons over the same period of last year. In the first half of the year, the Group’s cost of crude oil accounted for 39.29% of the total cost of sales.

In the first half of 2016, the Group’s expenses for other ancillary materials amounted to RMB4,084.5 million, which is basically the same as that of last year. During the Reporting Period, the Group’s depreciation and maintenance expenses decreased by 12.31% year-on-year to RMB938.0 million, mainly due to the decrease in depreciation expenses during the Reporting Period as certain fixed assets were fully depreciated. Maintenance expenses grew by 8.25% year-on-year over the same period of last year to RMB625.0 million, mainly due to an increase in maintenance work during the Reporting Period, which led to the rise in maintenance costs. Fuel and power expenses declined by 16.05% year-on-year to RMB837 million during the Reporting Period, mainly due to the decrease in the unit purchase price of coal.

In the first half of 2016, selling and administrative expenses of the Group amounted to RMB254.2 million, representing a decrease of 8.53% as compared with RMB277.9 million over the same period of last year. This was mainly due to the decrease in transportation and loading fees during the Reporting Period.

In the first half of 2016, other operating income of the Group amounted to RMB34.5 million, representing a decrease of RMB7.0 million over the same period of last year. This was mainly due to a decrease in income from investment property and pipeline transportation Services during the Reporting Period.

In the first half of 2016, the Group’s net finance income amounted to RMB7.0 million, compared to RMB137.2 million in net finance expenses over the same period last year. This was mainly due to a decrease in interest expenses during the period.

In the first half of 2016, the Group’s profit after tax and profit attributable to non-controlling shareholders was RMB3,148.6 million, representing an increase of RMB1,377.7 million as compared with RMB1,770.9 million over the same period of last year.

REPORT OF THE DIRECTORS (continued)

Liquidity and Capital Resources

The Group’s net cash generated from operating activities amounted to RMB4,613.4 million in the first half of 2016 as compared to net cash generated of RMB1,776.7 million over the same period of last year, which was primarily attributable to profit before tax during the Reporting Period which amounted to RMB4,101.9 million (profit before tax over the same period of last year was RMB2,279.9 million).

In the first half of 2016, the Group’s net cash used in investment activities amounted to RMB5.9 million as compared to a net cash used of RMB258.9 million over the same period of last year. This was primarily attributable to a year-on-year increase in the dividends received by the Group from joint ventures and associated companies during the Reporting Period, resulting in a decrease of RMB162.1 million in net cash used in investment activities.

In the first half of 2016, the Group’s net cash used in financing activities amounted to RMB1,235.9 million, compared to a net cash outflow of RMB1,496.0 million over the same period of last year, primarily attributable to a year-on-year increase in the Group’s profit and a decline in demand for capital during the Reporting Period.

Borrowings and Debts

The Group’s long-term borrowings are mainly used in capital expansion projects. In general, the Group arranges long-term borrowings according to its capital expenditure plans. On the whole, there are no seasonal borrowings. Short-term borrowings are used to replenish the Group’s working capital requirements during the normal course of production. During the first half of 2016, the Group’s short-term borrowings decreased by RMB1,210.3 million to RMB859.7 million as at the end of the Reporting Period as compared to the beginning of the Reporting Period.

Capital Expenditures

In the first half of 2016, the Group’s capital expenditures amounted to RMB265 million, mainly on the desulfurization projects for furnaces No. 1 – No. 5 and No. 7 of the Thermal Power Division, the odor control project for the oil tanks of the Storage Division, the start-up boilers flue gas desulfurization and denitrification project in the Olefins Division, clean and waste water segregation system upgrading of water circulating plants, as well as latent hazard management of the petroleum coke yard of the Thermal Power Division in light of environmental protection.

In the second half of the year, the Group plans to complete the quality upgrading project for No. 2 diesel hydrogenation plant, long distance pipelines latent hazard management and the start-up boilers flue gas desulfurization and denitrification project in the Olefins Division, while projects such as the 100,000 tons/year EVA plant project will be continued. The Group endeavours to launch the cogeneration low emission and energy saving project and 300,000 tons/year alkylated project this year. The Group’s planned capital expenditures can be appropriated from the cash generated from operation and from bank financing.

Liability-to-asset Ratio

As at 30 June 2016, the Group’s liability-to-asset ratio was 30.20% (As at 31 December 2015: 27.77%). The ratio is calculated using the following formula: total liabilities/total assets.

REPORT OF THE DIRECTORS (continued)

The Group’s Employees

As at 30 June 2016, the total number of enrolled employees of the Group was 11,490, among which the number of production staff was 6,781, the number of sales, financial and other staff was 3,157 and the number of administrative staff was 1,552. A total of 49.39% of the Group’s employees were college graduates or above.

The Group’s employees and Directors are remunerated with reference to their position, performance, experience and prevailing salary trends in the market. Other benefits include the Share Option Incentive Scheme and the state-managed retirement pension scheme. The Group also provides professional and vocational training to employees.

Income Tax

The PRC Enterprise Income Tax Law took effect from 1 January 2008, subsequent to which the income tax rate for enterprises was uniformly adjusted to 25%. The income tax rate for the Group in 2016 is 25%.

Disclosure Required by the Hong Kong Listing Rules

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 to the Hong Kong Listing Rules, the Company confirms that there were no material differences between the existing information of the Company relating to the matters as set out in paragraph 32 of Appendix 16 to the Hong Kong Listing Rules and the relevant information disclosed in the Company’s 2015 annual report.

Market Outlook and Work Plans for the Second Half of the Year

In the second half of 2016, the global economy will face with more uncertainties. Given low prices for staple commodity, stagnant growth of developed countries, sluggish investment and trading, coupled with the impact of uncertainties such as geopolitics and Brexit (the United Kingdom leaving the European Union), the global economy will continue to be in a stage of profound adjustments and the challenges to economic recovery will still be severe. The fundamental long-term positive trend of China economic development remains unchanged. However, the downward pressure on the economy is still tremendous as the structural conflicts in China’s economy is still prominent. New drives for economic growth are yet to emerge, and it will take time to come up with solutions to the overcapacity problem. Facing the serious structural overcapacity of the petrochemical industry in China, as well as the reform of resource tax in China and fees imposed on pollutants emissions, costs of petrochemical enterprises will definitely be increased. The increasingly stringent safety and environmental standards of the country and acceleration of oil products upgrade will also pose tremendous challenges to the industry.

In the second half of 2016, the prospect of global economy recovery does not look optimistic with the market’s concern about the impact of Brexit on oil demand. Seasonal increase in oil demand in the third quarter, and the decreasing production of crude oil in the United States and Venezuela helps to bring a fundamental balance between demand and supply. Nevertheless, various negative factors in the crude oil market, such as the global inventory level which is still close to its record high, gradual resumption of production in Nigeria, possible slowing down of the growth rate of imported crude oil in China, strengthening of the US dollars boosted by a potential hiking of rates by the Federal Reserve, will alleviate the driving force of oil price increase. It is expected that the demand and supply of crude oil in general will strike a balance, and the price will remain at low level with fluctuations, but will be higher than the average price in the first half of the year.

REPORT OF THE DIRECTORS (continued)

In the second half of the year, the Group’s approach will be more profit-oriented and market-oriented to ensure achievements in aspects including safety and environmental protection, optimization of system, reduction of cost and expenses, as well as corporate management, which in turn will bring a continuous improvement of effectiveness.

(i)	Further efforts in safety and environmental protection. The Group will proactively implement its principal obligations in safety and environmental protection, proactively foster the rectification of the listing and supervision of environment issues implemented by the Ministry of Environmental Protection of the PRC, focus its efforts on fostering on-schedule completion of projects such as latent management of long-distance pipelines, continuously promote standard checks for environmental protection risks, commence identification and governance in different aspects such as “emission indicators for sewage and waste gases” and “VOCs governance sessions”, and practically resolve the bottlenecks in the development of enterprises. The Group will firmly strengthen direct safety supervision and management of operations, reinforce the management of sub-contractors and continuously enhance corporate safety and environmental protection standards.

(ii)	More profit-oriented system optimization works. The Group will strengthen its tracking on the marginal contribution of its plants, and adjust the respective workload at appropriate times based on changes in market and profitability as well as the inventory level. The Group will also strive to capture the consumption peak season for refined oil products in the third quarter, optimize and adjust the structure of refined oil products and continuously enhance the proportion of high-value-added products. The Group will further diversify its oil refining product structure, rationally arrange the production of oil refining products, optimize ethylene raw materials, enhance the recovery rate of olefins and reduce the production cost of ethylene.

(iii)	Continuous efforts to reduce costs and expenses. The Group will further improve its cost control on every aspect from crude oil procurement to production and operate with an aim to lower its costs and expenses; enhance marketing efforts and strengthen the link between production and sales of products at high inventory level, vigorously advocate the “Boost Income and Cut Cost” group-wide enhancement campaign, continuously foster the reduction of flare gas emission, energy consumption level of production devices and enhance the stability of device operation, while keep on lowering energy and materials consumption as well as enhancing technological and economic indicators.

(iv)	Implementation of investment projects and R&D projects as planned. The Group will focus on the implementation of projects such as the quality upgrading and modification project for No. 2 diesel and hydrogen devices; commence the construction project of ultra low discharge and energy conservation in cogeneration units as well as the project of 300,000 tons/year alkylation plant. The Group will also accelerate its progress on a number of key scientific research projects, and focus on projects such as the development of the integrated technology of PAN based carbon fiber as well as phase II technology optimization.

REPORT OF THE DIRECTORS (continued)

1.	Analysis of the Company’s Principal Business and Performance (Part of the following financial data was extracted from the unaudited interim report prepared under CAS)

(i)	Analysis of Changes in the Company’s Related Financial Data

				Unit: RMB’000
Item	As at 30 June 2016	As at 31 December 2015	Change (%)	Reason for change
Cash and cash equivalents	4,451,306	1,077,430	313.14	Increases in profit in the Reporting Period and net cash generated from operating activities
Accounts receivable	2,195,055	1,624,571	35.12	Increases in business and revenue of the segment of trading of petrochemical products leading to an increase in accounts receivable
Short-term borrowings	859,657	2,070,000	-58.47	Profit in the Reporting Period; decline in cash requirement
Accounts payable	4,063,719	3,017,878	34.65	Increase in business and purchase leading to an increase in accounts payable
Dividends payable	1,099,119	19,119	5,648.83	The declaration of the dividends for the year ended 31 December 2015 during the Reporting Period
Specific reserve	40,394	953	4,138.61	Increase in unutilised provisions for safety production costs
Undistributed profits	6,044,700	4,028,025	50.07	Profit for the Reporting Period

REPORT OF THE DIRECTORS (continued)

				Unit: RMB’000
	For the six months ended 30 June		Change
Item	2016	2015	(%)	Reason for change
Revenue	36,993,191	42,152,450	-12.24	Decrease in unit prices of products
Cost of sales	25,177,628	31,233,864	-19.39	Decrease in cost of raw materials, leading to the decrease in unit costs of products
Finance expenses – net	1,983	140,537	-98.59	Decreases in interest on borrowing and foreign exchange losses
Asset impairment losses	150,004	61,411	144.26	Increase in provision of fixed asset impairment
Income tax expenses	948,241	491,686	92.85	Increase in profit in the Reporting Period
Operating profit attributable to shareholders of the Company	3,096,675	1,731,166	78.88	Substantial decrease in costs of raw materials and increase in gross profit of products
Net cash generated from operating activities	4,645,024	1,924,239	141.40	Increase in profit in the Reporting Period
Net cash used in investment activities	-5,941	-258,888	-97.71	Increase in dividends received from associated companies
Net cash used in financing activities	-1,267,427	-1,643,510	-22.88	Reduced demand for cash during the Reporting Period
Research and development costs	47,144	14,265	230.49	Increase in R&D projects

REPORT OF THE DIRECTORS (continued)

2.	Analysis of Business Operations by Segment, Product and Geographical Location

(i)	Principal Business Operations by Segment or Product

							Unit: RMB’000
Business Segment/Product Segment	Revenue	Cost of sales	Gross profit margin (%)		Increase/ decrease in revenue compared to last year (%)	Increase/ decrease in cost of sales compared to last year (%)	Increase/decrease in gross profit margin compared to last year (%)
Synthetic fibers	999,011	929,160	6.99		-21.82	-26.29	Increased by 5.64 percentage points
Resins and plastics	4,747,017	3,352,638	29.37		-11.68	-18.20	Increased by 5.63 percentage points
Intermediate petrochemicals	4,245,716	2,724,786	35.82		-15.91	-27.03	Increased by 9.77 percentage points
Petroleum products	17,535,794	8,921,854	49.12	(*)	-24.37	-41.04	Increased by 14.39 percentage points
Trading of petrochemical products	9,004,010	8,927,994	0.84		31.98	32.33	Decreased by 0.26 percentage points
Others	461,643	321,196	30.42		4.51	23.19	Decreased by 10.55 percentage points

*	Gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after consumption tax was 18.78%.

(ii)	Operating Segment by Geographical Location

		Unit: RMB’000
Geographical location segment	Revenue	Increase/decrease in revenue compared to the previous year (%)
Eastern China	29,945,408	-21.68%
Other regions in the PRC	1,951,503	8.29%
Exports	5,096,280	140.67%

REPORT OF THE DIRECTORS (continued)

3.	Analysis of Core Competitiveness

As one of the largest integrated petrochemical enterprises in China with highly integrated refining and petrochemical business operations, the Company possesses competitive strength in scale of operation, which has made it a major manufacturer of refined oil, intermediate petrochemical products, synthetic resins and synthetic fibers in the PRC. The Company also has its own utilities and environmental protection systems, as well as handling and transportation facilities for marine and inland waterways, railways and highways.

The Company’s major competitive advantages include quality, branding, geographical location and vertically-integrated production. The Company has over 40 years of experience in petrochemical production and management, and has accumulated extensive resources in the petrochemical industry. The Company has won several quality product awards from the central and local governments. The Company is located in the core region of the Yangtze River Delta, the most economically active region in China with strong demand for petrochemical products, and has a comprehensive logistics system and supporting facilities with the close geographic proximity with most of its clients and the Company enjoys the advantage of its location for coastal and inland shipping. This gives it a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refining and petrochemical business operation to proactively enhance strengthen its product structure, while also continuously improving products quality and variety. It has also improved its production technology and boosted the capacity of its key upstream facilities to maximize the in-depth use and comprehensive efficiency of its corporate resources, and is therefore able to achieve strong and sustainable growth.

REPORT OF THE DIRECTORS (continued)

4.	Analysis of Investments

(i)	Entrusted Wealth Management and Derivatives Investment Entrusted by Non-Financial Companies

(a)	Entrusted wealth management

The Company did not engage in entrusted wealth management during the Reporting Period.

(b)	Entrusted loans

									Unit: RMB’000
Borrower	Amount of entrusted loan	Loan period	Interest rate of loan %	Whether it is overdue	Whether it is a connected transaction	Whether it has been renewed	Whether it is under litigation	Source of funds and whether the funds are from fund-raising	Connected relationship	Expected income
Chevron Phillips Chemicals (Shanghai) Corporation	12,000	2015/8/28 - 2016/8/26	2.25	No	No	No	No	No	Nil	42
	12,000	2015/09/30 - 2016/09/26	2.00	No	No	No	No	No	Nil	60
	28,000	2015/11/27 - 2016/11/25	1.75	No	No	No	No	No	Nil	199
	12,000	2015/12/25 - 2016/12/23	1.75	No	No	No	No	No	Nil	101
	12,000	2016/1/29 - 2017/1/27	1.75	No	No	No	No	No	Nil	121
	12,000	2016/4/27 - 2017/4/27	1.75	No	No	No	No	No	Nil	173

Note: The aforementioned entrusted loans are loans provided to shareholders according to the proportion of shareholding by Shanghai Golden Phillips Petrochemical Company Limited, a subsidiary of the Company.

(ii)	Application of Fund Raised

During the Reporting Period, the Company did not raise fund, nor has it used the fund raised from the previous reporting periods.

(iii)	Analysis of the Companies in which the Company has Controlling Interests or Investment Interests

Due to the decrease in the cost of raw materials and increase in gross profit of products, Shanghai Secco Petrochemical Company Limited, an associated company of the Group, recorded a net profit of RMB1,680 million during the Reporting Period, profit attributable to the Group is RMB336 million, representing 10.85% of net profit attributable to equity shareholders of the Company.

REPORT OF THE DIRECTORS (continued)

(iv)	Major Projects from Non-raised Capital

		Unit: RMB million
Major Project	Estimated total project investment	Status as at 30 June 2016
The EVA production device with a capacity of 100,000 tons/year	1,132	Preliminary design
Desulfurization revamps for furnaces No. 1, No. 5 and No. 7 of the Thermal Power Division	167	Completed
Quality enhancement and transformation of the No. 2 diesel hydrogenation plant	100	Under construction

(2)	Plan for Profit Distribution or Capital Reserves Capitalization

1.	Implementation or Amendment of Profit Appropriation Proposal during the Reporting Period

The 2015 Profit Distribution Proposal was considered and approved at the 2015 Annual General Meeting held on 15 June 2016: to distribute a dividend of RMB1.00 per 10 shares (including tax) totalling RMB1,080,000,000 based on the total issued share capital of RMB10.8 billion as at 31 December 2015. The relevant announcement was published in Shanghai Securities News, China Securities Journal and Securities Times on 16 June 2016 and was uploaded to the websites of the Hong Kong Stock Exchange, Shanghai Stock Exchange and the Company. On 8 July 2016, the Company published an announcement on the implementation of profit distribution for A shares for the year 2015. The record date for A shares dividend payment is 14 July 2016 and the ex-dividend date is 15 July 2016. The dividend payment date for both A shares and H shares is 15 July 2016. The Profit Distribution Proposal was implemented as scheduled.

2.	Plan for Half-Yearly Profit Distribution and Plan for Conversion of Capital Reserves to Increase Share Capital

The Company will not distribute profit for the first half of 2016 and will not implement a plan for using capital reserves to increase share capital.

MAJOR EVENTS

(1)	Material Lawsuits, Arbitration or Media Queries

On 14 April 2016, the Company published an announcement named “Clarification relating to media reports” in Shanghai Securities News, China Securities Journal and Securities Times dated 15 April 2016 and uploaded to the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company. Subsequently, the Company actively implemented matters specified in the “Supervision List” issued by the Chinese Ministry of Environmental Protection. The Company also communicated and coordinated with local governments and environmental protection departments, prepared an “Improvement Proposal in relation to the Notice Regarding Listed Supervisions of the Environmental Issues of Sinopec Shanghai Petrochemical Company Limited Issued by the Chinese Ministry of Environmental Protection” as well as a cross-district environmental emergency plan.

(2)	Events regarding Bankruptcy and Restructuring

The Company did not encounter events relating to bankruptcy or restructuring during the Reporting Period.

(3)	Asset Trading and Corporate Mergers

There was no asset trading or corporate merger during the Reporting Period.

(4)	Share Option Incentive Scheme and Its Impact

1.	Date and Number of the Initial Grant of Share Options

Grant Date: 6 January 2015

Number of Participants: 214 persons

Number of A Shares Share Options Granted: 38,760,000

2.	Share Options Granted to Directors, Senior Management or Major Shareholders

The Company granted a total of 2,540,000 A shares share options to six persons, including Executive Director, Chairman and President Mr. Wang Zhiqing, Executive Director, Vice Chairman and Vice President Mr. Gao Jinping, Executive Director and Chief Financial Officer Mr. Ye Guohua, Executive Director and Vice President Mr. Jin Qiang, Executive Director and Vice President Mr. Guo Xiaojun and former Secretary to the Board Mr. Tang Weizhong. Mr. Tang Weizhong has resigned as the Secretary to the Board on 23 October 2015. Pursuant to the Share Option Incentive Scheme, the share options granted to him have been cancelled.

3.	Share Options Granted to Employees in addition to Those Mentioned in Item 2.

The Company granted a total of 36,220,000 A shares share options to 208 key business personnel.

Save as disclosed herein, no A shares share options were granted to or exercised by the employees or cancelled or lapsed during the Reporting Period.

MAJOR EVENTS (continued)

4.	Exercise Price under the Initial Grant

In accordance with the determination principles for the exercise price, the exercise price under the initial grant is RMB4.20 per share. If, during the validity period of the share options, in case of, among others, payment of dividend, capitalization of capital reserves, distribution of bonus shares, subdivision or reduction of shares, and placing of shares, adjustment to the exercise price shall be made in accordance with the relevant provisions of the scheme. The 2015 Profit Distribution Proposal was considered and approved at the 2015 annual general meeting of the Company on 15 June 2016, pursuant to which a cash dividend of RMB1.00 was paid for every 10 shares. The adjusted exercise price is RMB4.10 per share.

5.	Validity Period and Exercise Arrangement under the Initial Grant

The validity period of the share options shall be five years commencing from the grant date, but is subject to the following exercise arrangements. The exercisable period for the share options shall be three years, commencing from the expiry of the two-year period after the grant date. There shall be three exercisable periods (one year for each exercisable period, same hereinafter) under the Share Option Incentive Scheme. Upon the fulfillment of the exercise conditions, 40%, 30% and 30% of the total share options granted shall become exercisable within the 1st, 2nd and 3rd exercisable periods, respectively.

Stage	Arrangement	Exercise Ratio Cap
Grant Date	Determined by the Board upon fulfillment of the conditions for grant under the Share Option Incentive Scheme	—
1st Exercisable Period	Commencing on the first trading day after the expiry of the 24-month period following the grant date and ending on the last trading day preceding the expiry of the 36-month period following the grant date	40%
2nd Exercisable Period	Commencing on the first trading day after the expiry of the 36-month period following the grant date and ending on the last trading day preceding the expiry of the 48-month period following the grant date	30%
3rd Exercisable Period	Commencing on the first trading day after the expiry of the 48-month period following the grant date and ending on the last trading day preceding the expiry of the 60-month period following the grant date	30%

MAJOR EVENTS (continued)

(5)	Major Connected Transactions of the Company

1.	Connected Transactions in relation to Daily Operations

(1)	Items that have been disclosed in provisional announcements and there are no further updates or changes during the follow-up implementation

During the Reporting Period, pursuant to the Mutual Product Supply and Sales Services Framework Agreement entered into with the controlling shareholder of the Company, Sinopec Corp., and the de facto controller Sinopec Group, the Company purchased raw materials from Sinopec Group, Sinopec Corp and their associates, sold petroleum products and petrochemicals and leased properties to Sinopec Corp. and its associates, and received agency sales services for petrochemical products from Sinopec Corp. and its associates. Pursuant to the Comprehensive Services Framework Agreement entered into between the Company and the Company’s de facto controller Sinopec Group, the Company received construction installation, engineering design, petrochemical industry insurance and financial services provided by Sinopec Group and its associates.

The abovementioned transactions under the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules and constituted day-to-day connected transactions under the Shanghai Listing Rules. The Company has disclosed the two agreements and the respective continuing connected transactions (i.e. day-to-day connected transactions; the same hereinafter) under the agreements in the announcement dated 25 October 2013 and the circular dated 1 November 2013. These two agreements and the respective continuing connected transactions under the agreements, together with the associated annual caps from 2014 to 2016, were considered and approved at the Second Extraordinary General Meeting for 2013 held on 11 December 2013.

During the Reporting Period, the relevant continuing connected transactions were fully conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. The transaction amounts of the respective continuing connected transactions did not exceed the caps in relation to the continuing connected transactions approved at the Second Extraordinary General Meeting for 2013.

The prices of the continuing connected transactions conducted by the Company with Sinopec Group, Sinopec Corp. and their associates were determined, upon negotiations among all parties, on the basis of (i) state regulated prices, (ii) state guidance prices; or (iii) market prices. Such connected transactions were entered into in line with the Company’s production and operational needs. Accordingly, the aforementioned connected transactions did not have a significant adverse impact on the Company’s independence.

MAJOR EVENTS (continued)

The table below sets out the amounts of the continuing connected transactions of the Company with Sinopec Corp. and Sinopec Group during the Reporting Period:

				Unit: RMB’000
Type of connected transactions	Connected parties	Annual cap for 2016	Transaction amount during the Reporting Period	Percentage of the total amount of the same type of transaction (%)
Mutual Product Supply and Sales Services Framework Agreement
Purchases of raw materials	Sinopec Group, Sinopec Corp. and its associates	94,475,000	11,213,206	47.41%
Sales of petroleum products	Sinopec Corp. and its associates	79,586,000	16,582,384	44.83%
Sales of petrochemical products	Sinopec Corp. and its associates	31,156,000	2,665,568	7.21%
Assets and property leasing	Sinopec Corp. and its associates	116,000	14,217	54.33%
Agency sales of petrochemical products	Sinopec Corp. and its associates	309,000	46,872	100.00%
Comprehensive Services Framework Agreement
Construction installation and engineering design services	Sinopec Group and its associates	1,824,000	64,212	65.87%
Petrochemical industry insurance services	Sinopec Group and its associates	200,000	60,895	96.79%
Financial services	Sinopec Group and its associates	300,000	2,405	3.23%

MAJOR EVENTS (continued)

2.	Credits and Liabilities with Connected Parties

Unit: RMB’000
		Funds provided to connected parties			Funds provided by connected parties to the listed company
	Connected	Opening	Amount of	Closing	Opening	Amount of	Closing
Connected party	relationship	Balance	transaction	Balance	Balance	transaction	Balance
Sinopec Corp., its subsidiaries and associates & Sinopec Group and its subsidiaries	Controlling shareholder and its related parties	736	(557)	179	99,907	(63,049)	36,858

Note 1: The balance of the funds provided by the Group to the connected parties at the end of the Reporting Period mainly included unsettled receivables arising from the provision of services and pipeline leases to Sinopec Corp., its subsidiaries and associates.

Note 2: The balance of the funds provided by other connected parties to the Group at the end of the Reporting Period mainly included unsettled payables arising from the services involving construction installation and engineering design provided by Sinopec Group and its subsidiaries.

(6)	Material Contracts and the Fulfillment of Obligations

1.	Trusts, Sub-contracts and Lease Arrangements

The Company had no trusts, sub-contracts or lease arrangements that produced 10% or more of the gross profit of the Company during the Reporting Period.

2.	Guarantees

There were no guarantees provided by the Company during the Reporting Period.

3.	Other Material Contracts or Transactions

There were no other material contracts during the Reporting Period.

MAJOR EVENTS (continued)

(7)	Performance of Undertakings

1.	Undertakings Made by the Listed Company, Shareholders Holding More Than 5% of the Shares, Controlling Shareholders, and De Facto Controller during the Reporting Period or Continued up to the Reporting Period

(i)	Undertakings about the Share Reform Proposal of the Company

The Company disclosed The Explanatory Memorandum for the Share Reform Proposal of the Company (the Revised Draft) on 20 June 2013, in which the Company’s controlling shareholder, Sinopec Corp., made the following key undertakings that continued up to the Reporting Period:

1.	Sinopec Corp. shall not, within 12 months from the date on which its non-circulating shares of the Company attain the right to circulate in the market (meaning the first trading day after the implementation of the A-share Share Reform Proposal), deal or transfer such shares on the relevant stock exchange. Upon the expiration of the aforesaid undertaking period, the number of existing non-circulating shares which may be disposed by Sinopec Corp through trading on the stock exchange shall not exceed 5% of the total number of issued shares of the Company within the next 12 months, and not exceeding 10% within the next 24 months.

2.	Sinopec Corp. shall continue to support the development of the Company upon the completion of the A-share reform, and shall use the Company as a platform for the development of related businesses in the future.

For details, please refer to “The Explanatory Memorandum for the Share Reform Proposal of the Company” (the Revised Draft) (Full Version) published in Shanghai Securities News and China Securities Journal, as well as the relevant announcements uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company on 20 June 2013.

The Share Reform Proposal was reviewed and approved at the A-share shareholders’ meeting held on 8 July 2013. After the implementation of the proposal on 20 August 2013, the Company’s A shares resumed trading, and the non-circulating shares previously held by non-circulating share shareholders attained the right of circulation. For details of the implementation of the Share Reform Proposal, please refer to the “Implementation Report on Sinopec Shanghai Petrochemical Company Limited Share Reform Proposal” published in China Securities Journal and Shanghai Securities News on 14 August 2013 and uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

MAJOR EVENTS (continued)

(ii)	Major Shareholders’ Undertakings not to Reduce Shareholdings

On 13 July 2015, the Company received a notice from the controlling shareholder Sinopec Corp. that for the purposes of maintaining and facilitating the sound development momentum of China’s economy and the capital market, Sinopec Corp. will actively support the healthy development of listed companies as in the past and undertakes that it will not reduce its shareholdings in the Company within 6 months from the date of the announcement i.e. 13 July 2015.

With regard to the aforementioned two undertakings, the Company was not aware of any violation of the undertakings or any unfulfilled matters during the Reporting Period.

(8)	Appointment and Dismissal of Accounting Firm

During the Reporting Period, the Company has not changed the accounting firms.

(9)	Punishment and Rectification of the Listed Company and its Directors, Supervisors, Senior Management, Shareholders holding more than 5% of the Company’s Shares, De Facto Controller and Purchaser

During the Reporting Period, the Company and its Directors, Supervisors, Senior Management, shareholders holding more than 5% of the Company’s shares, the de facto controller and purchasers were not being investigated, administratively punished, publicly criticized by the CSRC or publicly censured by the stock exchanges on which the Company is listed.

(10)	Convertible Bonds

Not applicable

(11)	Corporate Governance

The Company acted in strict compliance with regulatory legislations such as the Company Law, the Securities Law, the Corporate Governance Principles for Listed Companies and the Guidelines for Establishing the Independent Directors System for Listed Companies issued by the CSRC, as well as the relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange to push forward the advancement of the Company’s system and management, to improve the corporate legal person governance structure, and to strengthen the establishment of the Company’s system in order to enhance the overall image of the Company.

MAJOR EVENTS (continued)

(12)	Event after the Reporting Period

The trading restrictions on the 4.38 billion trading restricted A shares of the Company held by Sinopec Corp., were uplifted and those shares were listed on 22 August 2016. For details, please refer to the “Announcement on the Listing of Trading Restricted Shares under the Sinopec Shanghai Petrochemical Company Limited Share Reform Proposal”, which was published in Shanghai Securities News, China Securities Journal and Securities Times on 13 August 2016 and uploaded to the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company.

(13)	Other Major Events

There were no other major events during the Reporting Period.

CHANGE IN SHARE CAPITAL AND SHAREHOLDERS STATUS

(1)	Changes in Share Capital

1.	Changes in Share Capital

The total number of issued shares and the share capital structure of the Company was not changed during the Reporting Period.

2.	Changes in Restricted Trading Share Capital

There were no increase/decrease in the restricted trading shares of the Company during the Reporting Period.

(2)	Shareholders of the Company

1.	Total Number of Shareholders

Total number of shareholders as at the end of the Reporting Period	144,417

CHANGE IN SHARE CAPITAL AND SHAREHOLDERS STATUS (continued)

2.	Shareholding of the Top Ten Shareholders and the Top Ten Shareholders of Shares in Circulation (or Those Without Trading Restrictions) as at the End of the Reporting Period

Shareholding of top ten shareholders

		Increase/ decrease of number of shares held	Number of shares held at the end of the Reporting Period (Shares)		Number of	Status of
		during the		Percentage	trading	pledged/ frozen
		Reporting		of total	restricted	shares
Name of Shareholder (Full Name)	Class of shares	Period (Shares)		shareholding (%)	shares held (Shares)	Status of shares	Number of shares	Nature of shareholders

China Petroleum & Chemical Corporation	A Shares	0	5,460,000,000	50.56	4,380,000,000	Nil	—	State-owned enterprise legal person
HKSCC (Nominees) Limited	H Shares	1,096,000	3,454,462,321	31.99	0	Unknown	—	Foreign legal person
China Securities Finance Corporation Limited	A Shares	-6,873,533	287,911,746	2.67	0	Unknown	—	Others
Central Huijin Investment Ltd.	A Shares	0	67,655,800	0.63	0	Unknown	—	Others
NSSF Combination 414	A Shares	Unknown	24,999,948	0.23	0	Unknown	—	Others
Shanghai Kangli Industry and Trade Co., Ltd	A Shares	510,000	21,925,300	0.20	0	Unknown	—	Others
Bank of China Limited - China New Economy Flexible Allocation Securities Investment Fund	A Shares	Unknown	19,645,656	0.18	0	Unknown	—	Others
Agricultural Bank of China Limited - BOCOM Schroder Growth Mixed Securities Investment Fund	A Shares	Unknown	12,467,300	0.12	0	Unknown	—	Others
China Life Insurance Company Limited-Dividend-Individual- Dividend-005L-FH002 Shanghai	A Shares	Unknown	12,016,700	0.11	0	Unknown	—	Others
Beijing Fengshan Investment Ltd	A Shares	Unknown	10,994,720	0.10	0	Unknown	—	Others

CHANGE IN SHARE CAPITAL AND SHAREHOLDERS STATUS (continued)

Top ten shareholders of shares in circulation (without trading restrictions)

Name of shareholder	Number of circulating shares (without trading restrictions) held (Shares)	Class of shares	Types of Shares

HKSCC (Nominees) Limited	3,454,462,321	H Shares	Overseas listed foreign shares
China Petroleum & Chemical Corporation	1,080,000,000	A Shares	RMB-denominated ordinary shares
China Securities Finance Corporation Limited	287,911,746	A Shares	RMB-denominated ordinary shares
Central Huijin Investment Ltd.	67,655,800	A Shares	RMB-denominated ordinary shares
NSSF Combination 414	24,999,948	A Shares	RMB-denominated ordinary shares
Shanghai Kangli Industry and Trade Co., Ltd	21,925,300	A Shares	RMB-denominated ordinary shares
Bank of China Limited - China New Economy Flexible Allocation Securities Investment Fund	19,645,656	A Shares	RMB-denominated ordinary shares
Agricultural Bank of China Limited - BOCOM Schroder Growth Mixed Securities Investment Fund	12,467,300	A Shares	RMB-denominated ordinary shares
China Life Insurance Company Limited- Dividend-Individual-Dividend-005L-FH002 Shanghai	12,016,700	A Shares	RMB-denominated ordinary shares
Beijing Fengshan Investment Ltd	10,994,720	A Shares	RMB-denominated ordinary shares

Note on connected relationship or actions in concert of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical Corporation, a state-owned legal person, does not have any connected relationship with the other shareholders, and is not an act-in-concert party of the other shareholders under the Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or any act-in-concert parties under the Administrative Measures on Acquisition of Listed Companies.

CHANGE IN SHARE CAPITAL AND SHAREHOLDERS STATUS (continued)

Numbers and trading restrictions of the shares held by the top ten shareholders holding trading restricted shares

			Trading status of trading
			restricted shares
Name of shareholder holding trading restricted shares	Class of shares	Number of trading restricted shares held (Shares)	Date on which the shares can be traded (Shares)	Number of additional shares that can be traded (Shares)	Trading restrictions

China Petroleum & Chemical Corporation	A Shares	4,380,000,000	22/08/2016	4,380,000,000	1. Shall not be traded or transferred in the twelve months commencing from the date of implementation of the Share Reform Proposal;
					2. Upon the expiration of the first condition, the original trading restricted shares sold through the Stock Exchange shall not exceed 5% of the total number of shares of the Company within twelve months, and shall not exceed 10% within twenty-four months.

CHANGE IN SHARE CAPITAL AND SHAREHOLDERS STATUS (continued)

(3)	Change in Controlling Shareholder and De Facto Controller

During the Reporting Period, there was no change in the controlling shareholder and the de facto controller of the Company.

(4)	Interests and Short Positions of the Substantial Shareholders of the Company in Shares and Underlying Shares of the Company

As at 30 June 2016, so far as was known to the Directors of the Company, the interests and short positions of the Company’s substantial shareholders (including those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “SFO”) in the shares and underlying shares of the Company or as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

Interests in ordinary shares of the Company

			Percentage of	Percentage of
	Interests held or		total issued	total issued H
Name of shareholder	deemed as held (Shares)	Note	shares (%)	shares (%)	Capacity

China Petroleum & Chemical Corporation	5,460,000,000 A shares (L) Promoter legal person shares		50.56	—	Beneficial owner

BlackRock, Inc.	217,237,625 H Shares (L)	(1)	2.01	6.22	Interest of controlled corporation

Citigroup Inc.	1,221,664 H shares (L)	(2)	0.01	0.035	Interest of controlled corporation

	170,979,411 H shares (P)	(2)	1.58	4.89	Custodian corporation/ approved lending agent

	2,701,925 H shares (L)	(2)	0.03	0.08	Person having a security interest in shares

	1,001,950 H shares (S)	(2)	0.01	0.03	Interest of controlled corporation

(L): Long position; (S): Short position; (P): Lending pool

Notes: (1)	Of the H Shares held by BlackRock, Inc., 3,376,000 H Shares (long position) were held through cash settled unlisted derivatives.

(2)	Of the H Shares held by Citigroup Inc., 876,000 H Shares (long position) and 876,000 H Shares (short position) were held through physically settled unlisted derivatives.

Save as disclosed above, as at 30 June 2016, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interest or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company under Section 336 of the SFO.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS

(1)	Change in Shareholdings

1.	Shareholdings of the current Directors, Supervisors and Senior Management and those Resigned during the Reporting Period

Name	Position	Number of shares held at the beginning of the Reporting Period (Shares)	Number of shares held at the end of the Reporting Period (Shares)	Change during the Reporting Period

Wang Zhiqing	Executive Director, Chairman and President	Nil	Nil	No Change
Wu Haijun	Executive Director and Vice Chairman	Nil	Nil	No Change
Gao Jinping	Executive Director, Vice Chairman and Vice President	Nil	Nil	No Change
Ye Guohua	Executive Director and Chief Financial Officer	Nil	Nil	No Change
Jin Qiang	Executive Director and Vice President	Nil	Nil	No Change
Guo Xiaojun	Executive Director and Vice President	Nil	Nil	No Change
Lei Dianwu	Non-executive Director	Nil	Nil	No Change
Mo Zhenglin	Non-executive Director	Nil	Nil	No Change
Cai Tingji	Independent non-executive Director	Nil	Nil	No Change
Zhang Yimin	Independent non-executive Director	Nil	Nil	No Change
Liu Yunhong	Independent non-executive Director	Nil	Nil	No Change
Du Weifeng	Independent non-executive Director	Nil	Nil	No Change
Kuang Yuxiang*	Chairman of the Supervisory Committee	Nil	Nil	No Change
Zuo Qiang	Supervisor	Nil	Nil	No Change
Li Xiaoxia	Supervisor	Nil	Nil	No Change
Zhai Yalin	Supervisor	Nil	Nil	No Change
Zheng Yunrui	Independent Supervisor	Nil	Nil	No Change
Pan Fei	Independent Supervisor	Nil	Nil	No Change
Zhang Jianbo	Secretary of the Board, Joint Company Secretary	Nil	Nil	No Change
Wang Liqun	Former Supervisor	Nil	Nil	No Change

*	On 29 July 2016, Mr. Kuang Yuxiang requested to resign from his position as Supervisor and chairman of the Supervisory Committee due to a change of job assignments. Mr. Kuang’s resignation took effect upon the submission of the resignation letter to the Supervisory Committee of the Company on 29 July 2016.

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

2.	Share Options Held by the Directors, Supervisors and Senior Management during the Reporting Period

							Unit: Shares
Name	Position	Number of A shares share options held at the beginning of the Reporting Period	Number of A shares share options granted during the Reporting Period	Number of exercisable A shares share options during the Reporting Period	Number of A shares share options exercised during the Reporting Period	Number of A shares share option cancelled/ lapsed during the Reporting Period	Number of A shares share options held at the end of the Reporting Period

Wang Zhiqing	Executive Director, Chairman and President	500,000	0	0	0	0	500,000
Gao Jinping	Executive Director, Vice Chairman and Vice President	500,000	0	0	0	0	500,000
Ye Guohua	Executive Director and Chief Financial Officer	430,000	0	0	0	0	430,000
Jin Qiang	Executive Director and Vice President	430,000	0	0	0	0	430,000
Guo Xiaojun	Executive Director and Vice President	430,000	0	0	0	0	430,000

Total	/	2,290,000					2,290,000

3.	Interests and Short Positions of the Directors, Chief Executive and Supervisors in the Shares, Underlying Shares and Debentures of the Company or Its Associated Corporations

As at 30 June 2016, the interests and short positions of the Directors, chief executive and Supervisors of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or to be recorded in the register required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions set out in Appendix 10 to the Hong Kong Listing Rules were as follows:

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

Interests in shares and underlying shares of the Company

		Number of
		underlying
		shares held
		in respect
		of A shares
		share options
		under the
		Share Option		Percentage of	Percentage of
		Incentive		total issued	total issued H
Name	Position	Scheme		shares (%)	shares (%)	Capacity

Wang Zhiqing	Executive Director, Chairman and President	500,000	(L)	0.005	—	Beneficial owner
Gao Jinping	Executive Director, Vice Chairman and Vice President	500,000	(L)	0.005	—	Beneficial owner
Ye Guohua	Executive Director and Chief Financial Officer	430,000	(L)	0.004	—	Beneficial owner
Jin Qiang	Executive Director and Vice President	430,000	(L)	0.004	—	Beneficial owner
Guo Xiaojun	Executive Director and Vice President	430,000	(L)	0.004	—	Beneficial owner

(L): Long position

Save as disclosed above, as at 30 June 2016, so far as was known to the Directors, chief executive and Supervisors of the Company, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations which were required to be disclosed or recorded pursuant to the SFO and the Hong Kong Listing Rules as mentioned above.

As at 30 June 2016, none of the Directors, Supervisors or senior management of the Company or their spouses or children under the age of eighteen had been granted by the Company or had exercised rights to subscribe for shares or debentures of the Company or any of its associated corporations.

(2)	Changes in Directors, Supervisors and Senior Management during the Reporting Period

Name	Position held	Change	Reason

Wang Liqun	Supervisor	Resigned	Resignation due to personal reasons
Zhang Jianbo	Secretary to the Board, Joint Company Secretary	Elected	—

DIRECTORS, SUPERVISORS, SENIOR MANAGEMENT AND OTHERS (continued)

(3)	Changes in Directors’ and Supervisors’ Information

Disclosure of changes in Directors’ and Supervisors’ information according to Rule 13.51B(1) of Hong Kong Listing Rules:

1.	Zuo Qiang, Supervisor of the Company, was appointed as Deputy Chief of Political Work, effective from April 2016;

2.	Zheng Yunrui, Independent Supervisor of the Company, was appointed as independent director of Shandong Jiangquan Industry Co., Ltd , a company listed on the Shanghai Stock Exchange (Stock Code: 600212) in May 2016.

(4)	Audit Committee

On 22 August 2016, the Audit Committee of the Eighth Session of the Board held its fifth meeting, primarily to review the interim financial report of the Group for the Reporting Period.

(5)	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Group did not purchase, sell or redeem any of the Company’s securities (for the definition of “securities”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

(6)	Compliance with Corporate Governance Code

During the Reporting Period, the Company applied the principles and complied with the code provisions of the Corporate Governance Code, except for the deviation from code provision A.2.1 of the Corporate Governance Code as set out below.

Corporate Governance Code provision A.2.1: The roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

Deviation: Mr. Wang Zhiqing was appointed as the Chairman and the President (equivalent to chief executive officer) of the Company.

Reason: Mr. Wang Zhiqing has extensive experience in the management of petrochemicals production. Mr. Wang is the most suitable candidate to serve the positions of the Chairman and the President of the Company. For the time being, the Company has been unable to identify another person in possession of better or similar abilities and talent as Mr. Wang to serve either of the above positions.

(7)	Implementation of Model Code for Securities Transactions

The Directors confirm that the Company has adopted the Model Code for Securities Transactions. After making specific enquiries with all of the Directors and Supervisors of the Company, no incident of non-compliance with the Model Code for Securities Transactions by the Directors and Supervisors of the Company during the Reporting Period was noted by the Company.

DOCUMENTS FOR INSPECTION

The Company’s documents available for inspection comprise the followings:

1.	2016 interim report signed by the Chairman;

2.	Financial statements signed and sealed by the legal representative, chief financial officer and accounting chief of the Company;

3.	Original copies of all documents and announcements of the Company which were disclosed in the newspapers designated by the CSRS during the Reporting Period; and

4.	The Articles of Association.

The Company keeps all the documents listed above at the Company’s Secretariat Department, the address of which is as follows:

No.48 Jinyi Road, Jinshan District, Shanghai, PRC

Postal code: 200540

The 2016 interim report prepared in accordance with Appendix 16 to the Hong Kong Listing Rules will be published on the websites of the Hong Kong Stock Exchange and of the Company.

Wang Zhiqing Chairman

Sinopec Shanghai Petrochemical Company Limited

23 August 2016

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

TO THE BOARD OF DIRECTORS OF SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

(Incorporated in the People’s Republic of China with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 41 to 71, which comprises the interim condensed consolidated balance sheet of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2016 and the related interim condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 23 August 2016

A.	Condensed consolidated interim financial information (unaudited)
Sinopec Shanghai Petrochemical Company Limited - 30 June 2016

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

		Unaudited
		Six-month period ended 30 June
	Note	2016 RMB’000	2015 RMB’000

Revenue	6	36,968,510	42,125,505
Sales taxes and surcharges		(6,186,162)	(7,060,938)

Net sales		30,782,348	35,064,567
Cost of sales		(26,814,760)	(32,687,731)

Gross profit		3,967,588	2,376,836

Selling and administrative expenses		(254,238)	(277,890)
Other operating income		34,497	41,461
Other operating expenses		(8,909)	(67,094)
Other (losses)/gains - net	7	(25,696)	6,931

Operating profit	6	3,713,242	2,080,244

Finance income	7	41,500	23,457
Finance expenses	7	(34,549)	(160,694)
Share of profit of investments accounted for using the equity method		381,745	336,853

Profit before income tax		4,101,938	2,279,860

Income tax expense	8	(948,241)	(491,686)

Profit for the period		3,153,697	1,788,174

Profit attributable to:
- Owners of the Company		3,148,609	1,770,880
- Non-controlling interests		5,088	17,294

		3,153,697	1,788,174

Earnings per share attributable to owners of the Company for the period (expressed in RMB per share)

Basic earnings per share	9	RMB 0.292	RMB 0.164

Diluted earnings per share	9	RMB 0.291	RMB 0.164

The notes on pages 47 to 71 form an integral part of this condensed consolidated interim financial information.

Wang Zhiqing	Ye Guohua

Chairman and General Manager	Director and Chief Financial Officer

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Unaudited
	Six-month period ended 30 June
	2016 RMB’000	2015 RMB’000
Profit for the period	3,153,697	1,788,174
Other comprehensive income for the period - net of tax	—	—

Total comprehensive income for the period	3,153,697	1,788,174

Profit attributable to:
- Owners of the Company	3,148,609	1,770,880
- Non-controlling interests	5,088	17,294

Total comprehensive income for the period	3,153,697	1,788,174

The notes on pages 47 to 71 form an integral part of this condensed consolidated interim financial information.

Wang Zhiqing	Ye Guohua

Chairman and General Manager	Director and Chief Financial Officer

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

	Note	Unaudited 30 June 2016 RMB’000	Audited 31 December 2015 RMB’000

Assets

Non-current assets
Lease prepayment and other assets		735,295	783,016
Property, plant and equipment	11	13,750,082	14,383,319
Investment properties		398,794	405,572
Construction in progress	11	570,733	722,520
Investments accounted for using the equity method		3,464,789	3,311,139
Deferred income tax assets		87,673	71,045

		19,007,366	19,676,611

Current assets
Inventories		4,631,888	4,178,188
Trade receivables	12	1,086,626	488,560
Bills receivable	12	1,158,953	991,273
Other receivables and prepayments	12	228,770	245,401
Amounts due from related parties	12,19(c)	1,175,953	1,163,128
Cash and cash equivalents	13	4,451,306	1,077,430

		12,733,496	8,143,980

Total assets		31,740,862	27,820,591

Equity

Equity attributable to owners of the Company
Share capital		10,800,000	10,800,000
Reserves	18	11,077,241	8,997,282

		21,877,241	19,797,282

Non-controlling interests		276,618	297,038

Total equity		22,153,859	20,094,320

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (continued)

	Note	Unaudited 30 June 2016 RMB’000	Audited 31 December 2015 RMB’000

Liabilities

Current liabilities
Borrowings	14	859,657	2,070,000
Trade payables	16	2,024,730	1,562,232
Advance from customers		405,159	561,721
Bills payable	16	40,000	—
Other payables	16	3,546,609	1,898,754
Amounts due to related parties	16,19(c)	2,087,419	1,573,967
Income tax payable		623,429	59,597

		9,587,003	7,726,271

Total liabilities		9,587,003	7,726,271

Total equity and liabilities		31,740,862	27,820,591

The notes on pages 47 to 71 form an integral part of this condensed consolidated interim financial information.

Wang Zhiqing	Ye Guohua

Chairman and General Manager	Director and Chief Financial Officer

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

		Unaudited
		Attributable to owners of the Company
		Share	Other	Retained		Non-controlling	Total
		capital	reserves	profits	Total	interests	equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at 1 January 2016		10,800,000	4,201,666	4,795,616	19,797,282	297,038	20,094,320

Total comprehensive income for the period ended 30 June 2016		—	—	3,148,609	3,148,609	5,088	3,153,697

Dividends proposed and approved	10	—	—	(1,080,000)	(1,080,000)	—	(1,080,000)
Employees share option scheme	18(a)	—	11,350	—	11,350	—	11,350
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(25,508)	(25,508)
Appropriation of safety production fund	18(b)	—	39,441	(39,441)	—	—	—

Balance at 30 June 2016		10,800,000	4,252,457	6,824,784	21,877,241	276,618	22,153,859

		Unaudited
		Attributable to owners of the Company
		Share	Other	Retained		Non-controlling	Total
		capital	reserves	profits	Total	interests	equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Balance at 1 January 2015		10,800,000	4,179,276	1,520,996	16,500,272	271,395	16,771,667

Total comprehensive income for the period ended 30 June 2015		—	—	1,770,880	1,770,880	17,294	1,788,174

Employees share option scheme	18(a)	—	11,901	—	11,901	—	11,901
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(10,459)	(10,459)
Appropriation of safety production fund	18(b)	—	25,328	(25,328)	—	—	—

Balance at 30 June 2015		10,800,000	4,216,505	3,266,548	18,283,053	278,230	18,561,283

The notes on pages 47 to 71 form an integral part of this condensed consolidated interim financial information.

Wang Zhiqing	Ye Guohua

Chairman and General Manager	Director and Chief Financial Officer

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

		Unaudited
		Six-month period ended 30 June
	Note	2016 RMB’000	2015 RMB’000

Cash flows from operating activities
Cash generated from operations		5,046,061	1,941,770
Interest paid		(31,576)	(147,511)
Income tax paid		(401,037)	(17,531)

Net cash generated from operating activities		4,613,448	1,776,728

Cash flows from investing activities
Dividends received from joint ventures and associates		200,595	38,487
Cash received from entrusted lending		42,000	30,000
Interest received		42,435	23,454
Net (payments)/proceeds from disposal of property, plant and equipment		(1,730)	4,417
Purchases of property, plant and equipment and other long-term assets		(265,241)	(313,246)
Cash payment of entrusted lending		(24,000)	(42,000)

Net cash used in investing activities		(5,941)	(258,888)

Cash flows from financing activities
Proceeds from borrowings		1,864,657	20,725,975
Repayments of borrowings		(3,075,000)	(22,214,676)
Dividends paid to the Company’s shareholders		—	(106)
Dividends paid by subsidiaries to non-controlling interests		(25,508)	(7,192)

Net cash used in financing activities		(1,235,851)	(1,495,999)

Net increase in cash and cash equivalents		3,371,656	21,841
Cash and cash equivalents at beginning of the period		1,077,430	279,198
Exchange gains on cash and cash equivalents		2,220	22

Cash and cash equivalents at end of the period	13	4,451,306	301,061

The notes on pages 47 to 71 form an integral part of this condensed consolidated interim financial information.

Wang Zhiqing	Ye Guohua

Chairman and General Manager	Director and Chief Financial Officer

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), located in Jinshan District of Shanghai, is one of the largest refining-chemical integrated petrochemical companies in China. It is one of the subsidiaries of China Petroleum & Chemical Corporation (“Sinopec Corp.”). It is also currently one of the most important domestic producers of refined oil products, intermediate petrochemicals, synthetic resins and synthetic fibers.

This condensed consolidated interim financial information is presented in thousands of Renminbi Yuan (RMB), unless otherwise stated. This condensed consolidated interim financial information was approved for issue on

23 Aug 2016.

This condensed consolidated interim financial information has been reviewed, not audited.

2	Basis of preparation

This condensed consolidated interim financial information for the six-month period ended 30 June 2016 has been prepared in accordance with International Accounting Standard 34 (“IAS 34”), ‘Interim financial reporting’. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2015, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

3	Accounting policies

The accounting policies applied are consistent with those of the annual financial statements for the year ended

31 December 2015 as described in those annual financial statements.

(a)	New standards, amendments and interpretations to existing standards which are effective for accounting periods beginning on or after 1 January 2016 and adopted by the Group.

The following new and amended standards and interpretations are effective for the financial year beginning on 1 January 2016. None of them have a material impact on the Group.

•	Amendment from annual improvements - 2012 - 2014 cycle, on IFRS 7, ‘Financial instruments: Disclosures’ and IAS 34, ‘Interim financial reporting’;

•	Amendment to IAS 1 - ‘Disclosure initiative’;

•	Amendment to IAS 27 - ‘Equity method in separate financial statements’

There are no other amended standards or interpretations that are effective for the first time for this interim period that could be expected to have a material impact on this Group.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

3	Accounting policies (continued)

(b)	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2016, and have not been applied in preparing these consolidated financial statements. Those applicable to the Group are listed below.

IFRS 9, ‘Financial Instruments’ on classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. The standard does not need to be applied until 1 January 2018 but is available for early adoption. It is expected to have no significant impact on the consolidated financial statement of the Group.

IFRS 15, ‘Revenue from contracts with customers’ will replace IAS 18 which covers revenue arising from the sale of goods and the rendering of services and IAS 11 which covers construction contracts, based on the principle that revenue is recognised when control of a good or service transfers to a customer.The new standard is effective for first interim periods within annual reporting periods beginning on or after 1 January 2018, and will allow early adoption. The Group is assessing IFRS 15’s full impact.

IFRS 16, ‘Lease’ provides updated guidance on the definition of leases, and the guidance on the combination and separation of contracts and requires lessees to recognise lease liability reflecting future lease payments and a ‘right-of-use-asset’ for almost all lease contracts, with an exemption for certain short-term leases and leases of low-value assets. This standard is effective for annual periods beginning on or after 1 January 2019. The Group is assessing the impact of IFRS 16.

4	Estimates

The preparation of interim financial information requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial information for the year ended 31 December 2015.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

5	Financial risk management

(a)	Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The interim condensed consolidated financial information do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2015.

There have been no changes in the risk management policies since 31 December 2015.

(b)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. The Group is exposed to foreign exchange risk arising from the recognised assets and liabilities (mainly trade receivables and trade payables), and future transactions denominated in foreign currencies, primarily with respect to USD. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk.

As at 30 June 2016, if RMB had strengthened/weakened by 5% against the foreign currencies with all other variables held constant, the Group’s net profit for the six-month period ended 30 June 2016 would have been 8,941 thousands increased/decreased (31 December 2015: RMB3,605 thousands increased/ decreased in net profit) as a result of foreign exchange gains/losses which is mainly resulted from the translation of USD denominated trade receivables and trade payables.

(c)	Offsetting financial assets and financial liabilities

(i)	Financial assets

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000

Gross amounts of recognised amounts due from related parties	1,251,158	1,227,020
Gross amounts of recognised amounts due to related parties set off in the balance sheet	(75,205)	(63,892)

Net amounts of amounts due from related parties presented in the balance sheet	1,175,953	1,163,128

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

5	Financial risk management (continued)

(c)	Offsetting financial assets and financial liabilities (continued)

(ii)	Financial liabilities

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000

Gross amounts of recognised amounts due to related parties	2,162,624	1,637,859
Gross amounts of recognised amounts due from related parties set off in the balance sheet	(75,205)	(63,892)

Net amounts of amounts due to related parties presented in the balance sheet	2,087,419	1,573,967

According to the offsetting master arrangement entered into in October 2014 between the Company and its related party, Shanghai Secco Petrochemical Company Limited, the relevant financial assets and liabilities of each operating agreement between the Group and Shanghai Secco Petrochemical Company Limited, are settled on a net basis each month.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

6	Segment information

The basis of segmentation and the basis of measurement of segment profit or loss, and assets and liabilities are consistent with those of the annual financial statements for the year ended 31 December 2015.

	Six-month period ended 30 June 2016			Six-month period ended 30 June 2015
	Total segment revenue RMB’000	Inter segment revenue RMB’000	Revenue from external customers RMB’000	Total segment revenue RMB’000	Inter segment revenue RMB’000	Revenue from external customers RMB’000

Synthetic fibres	999,011	—	999,011	1,277,780	—	1,277,780
Resins and plastics	4,787,639	40,622	4,747,017	5,424,043	49,134	5,374,909
Intermediate petrochemicals	8,939,032	4,693,316	4,245,716	9,855,653	4,806,577	5,049,076
Petroleum products	19,059,944	1,524,150	17,535,794	24,857,847	1,670,932	23,186,915
Trading of petrochemical products	9,710,137	706,127	9,004,010	7,754,411	932,368	6,822,043
All others segments	701,252	264,290	436,962	802,051	387,269	414,782

Total	44,197,015	7,228,505	36,968,510	49,971,785	7,846,280	42,125,505

	Six-month period ended 30 June 2016 RMB’000	Six-month period ended 30 June 2015 RMB’000

Profit/(loss) from operations
Synthetic fibres	(227,203)	(198,708)
Resins and plastics	719,346	671,713
Intermediate petrochemicals	751,989	491,756
Petroleum products	2,457,516	1,038,809
Trading of petrochemical products	26,765	7,509
Others	(15,171)	69,165

Total consolidated profit from operations	3,713,242	2,080,244

Net finance income/(expense)	6,951	(137,237)
Share of profit of investments accounted for using the equity method	381,745	336,853
Profit before taxation	4,101,938	2,279,860

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

6	Segment information (continued)

	30 June 2016 Total assets RMB’000	31 December 2015 Total assets RMB’000

Allocated assets

Synthetic fibres	1,565,924	1,624,351
Resins and plastics	1,624,808	1,578,493
Intermediate petrochemicals	4,379,081	4,557,760
Petroleum products	12,257,753	12,164,426
Trading of petrochemical products	1,455,364	924,622
All others	2,257,207	2,299,088

Allocated assets	23,540,137	23,148,740

Unallocated assets

Investments accounted for using the equity method	3,464,789	3,311,139
Cash and cash equivalents	4,451,306	1,077,430
Deferred tax assets	87,673	71,045
Others	196,957	212,237

Unallocated assets	8,200,725	4,671,851

Total assets	31,740,862	27,820,591

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

6	Segment information (continued)

	30 June 2016 Total liabilities RMB’000	31 December 2015 Total liabilities RMB’000

Allocated liabilities

Synthetic fibres	316,374	272,717
Resins and plastics	867,937	646,347
Intermediate petrochemicals	901,151	675,470
Petroleum products	3,770,122	3,059,334
Trading of petrochemical products	1,571,094	948,775
Others	201,549	53,628

Allocated liabilities	7,628,227	5,656,271

Unallocated liabilities
Borrowings	859,657	2,070,000
Dividend payable	1,099,119	—

Unallocated liabilities	1,958,776	2,070,000

Total liabilities	9,587,003	7,726,271

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

7	Profit before income tax

(a)	Finance income/(expenses) - net

	Six-month period ended 30 June
	2016 RMB’000	2015 RMB’000

Interest income	39,989	23,457
Net foreign exchange gain	1,511	—

Finance income	41,500	23,457

Interest on bank and other borrowings	(34,549)	(141,005)
Net foreign exchange loss	—	(19,689)

Finance expenses	(34,549)	(160,694)

Finance income/(expenses) - net	6,951	(137,237)

(b)	Other (losses)/gains - net

	Six-month period ended 30 June
	2016 RMB’000	2015 RMB’000

Loss on disposal of property, plant and equipment	(23,977)	—
Others	(1,719)	6,931

	(25,696)	6,931

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

7	Profit before income tax (continued)

(c)	Operating items

	Six-month period ended 30 June
	2016 RMB’000	2015 RMB’000

Amortisation of lease prepayments	8,706	8,804
Depreciation	820,141	895,110
Research and development costs	47,144	14,265
Write-down of inventories	37,944	10,700
Impairment of property, plant and equipment	112,063	50,001
Net loss on disposal of property, plant and equipment	23,977	7,927

During the six-month period ended 30 June 2016, as a result of increasing market competition and low profit margin of the relevant products, the Company made impairment provisions of RMB112,063 thousands to reduce the carrying amounts of polyester and filament production lines to their estimated net realizable values (six-month period ended 30 June 2015: RMB50,001 thousands).

8	Income tax expense

	Six-month period ended 30 June
	2016 RMB’000	2015 RMB’000

Provision for PRC income tax for the period	964,869	14,773
Deferred taxation	(16,628)	476,913

	948,241	491,686

The provision for PRC income tax is calculated at the rate of 25% (six-month period ended 30 June 2015: 25%) on the estimated taxable income of the six-month period ended 30 June 2016 determined in accordance with relevant income tax rules and regulations. The Group did not carry out overseas business and therefore does not incur overseas income taxes.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

9	Earnings per share

(a)	Basic

The calculation of basic profit per share is based on the profit attributable to equity shareholders of the Company for the six-month period ended 30 June 2016 of RMB3,148,609 thousands (six-month period ended 30 June 2015: profit of RMB1,770,880 thousands) and 10,800,000,000 shares (six-month period ended 30 June 2015: 10,800,000,000 shares) in issue during the interim period.

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Company has dilutive potential ordinary shares from share options. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s A shares for the six-month period ended 30 June 2016) based on the monetary value of the subscription rights attached to outstanding share options. The number of ordinary shares in issue is compared with the number of shares that would have been issued assuming the exercise of the share options. The calculation of the diluted earnings per share for the six-month period ended 30 June 2016 and the six-month period ended 30 June 2015 was shown as:

	Six-month period ended 30 June
	2016 RMB’000	2015 RMB’000

Earnings
Profit attributable to owners of the Company	3,148,609	1,770,880

Weighted average number of ordinary shares in issue (thousands of shares)	10,800,000	10,800,000

Adjustments for share options granted (thousands of shares)	6,961	6,954

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	10,806,961	10,806,954

Diluted earnings per share (RMB per share)	0.291	0.164

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

10	Dividends

Pursuant to a resolution passed at the Annual General Meeting held on 15 June 2016, a total dividend of RMB1,080,000 thousands was declared for the year ended 31 December 2015 and subsequently paid in July 2016. The Board of Directors did not propose any dividend in respect of the six-month period ended 30 June 2016.

Pursuant to a resolution passed at the Annual General Meeting held on 18 June 2015, no dividend was declared for the year ended 31 December 2014. The Board of Directors did not propose any dividend in respect of the six-month period ended 30 June 2015.

11	Property, plant and equipment, construction in progress

Acquisitions and disposals

The acquisitions and disposals of items of property, plant and equipment and construction in progress during the six-month period ended 30 June 2016 and the six-month period ended 30 June 2015 are as follows:

	Six-month period ended 30 June
	2016 RMB’000	2015 RMB’000

Cost of acquisition	162,648	154,990
Transfer to investment properties	—	(3,277)
Disposals (net carrying amount)	(22,247)	(12,344)
Impairment (Note 7)	(112,063)	(50,001)

12	Trade and other receivables

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000

Trade receivables	1,086,643	488,584
Less: allowance for doubtful debts	(17)	(24)

	1,086,626	488,560

Bills receivable	1,158,953	991,273
Amounts due from related parties	1,175,953	1,163,128

	3,421,532	2,642,961

Other receivables and prepayments (i)	228,770	245,401

	3,650,302	2,888,362

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

12	Trade and other receivables (continued)

(i)	For the six-month period ended 30 June 2016, the associates and joint ventures of the Group declared dividends with total amount of RMB228,095 thousands to the Group (six-month period ended 30 June 2015: RMB19,115 thousands). As at 30 June 2016, RMB27,500 thousands among the aforementioned dividends were not yet received and therefore were recorded in other receivables and prepayments(31 December 2015: all the aforementioned dividends were received).

As at 30 June 2016, entrusted lendings of RMB88,000 thousands included in other receivables and prepayments was made by the Group at interest rates ranged from 1.75% to 2.25% per annum, which will be due within twelve months from 30 June 2016 (31 December 2015: RMB106,000 thousands at interest rates ranged from 1.75% to 3.00% per annum).

As at 30 June 2016, the Group didn’t have any trade receivable which was past due but not impaired (31 December 2015: Nil).

Amounts due from related parties represent trade-related balances.

The ageing analysis of trade receivables, bills receivable and amounts due from related parties (net of impairment loss for bad and doubtful debts) based on invoice date is as follows:

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000

Within one year	3,421,512	2,642,921
Above one year	20	40

	3,421,532	2,642,961

Bills receivable represent short-term bank acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

As at 30 June 2016, no trade receivables or bills receivable was pledged as collateral(31 December 2015: nil).

Sales to third parties are generally on cash basis and letter of credit against payment. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

13	Cash and cash equivalents

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000

Cash deposits with a related party (Note 19(c))	21,315	5,394
Cash at bank and in hand	4,429,991	1,072,036

	4,451,306	1,077,430

14	Borrowings

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000

Short term loans
- Short term bank loans	789,657	1,700,000
- Short term loans from related parties (Note 19(c))	70,000	370,000

	859,657	2,070,000

At 30 June 2016, no borrowings were secured by property, plant and equipment (31 December 2015: nil).

The Group has the following undrawn facilities:

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000

Expiring within one year	15,797,202	18,235,372
Expiring beyond one year	6,800,000	7,300,000

	22,597,202	25,535,372

These facilities have been arranged to finance the working capitals as well as ongoing investments on long-term assets.

The Company does not have any exposure to collateralised debt obligations. The Company has sufficient headroom to enable it to conform to covenants on its existing borrowings. The Company has sufficient undrawn financing facilities to service its operating activities and ongoing investments.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

15	Fair value of financial assets and liabilities measured at amortised cost

Financial assets and financial liabilities not measured at fair value mainly represent cash and cash equivalents, bills receivable, trade receivables and other receivables (except for the prepayments), trade and other payables (except for the staff salaries and welfare payables and other taxes payables) and borrowings. As at 30 June 2016, the carrying amounts of these financial assets and liabilities not measured at fair value is a reasonable approximation of their fair value.

16	Trade and other payables

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000

Trade payables	2,024,730	1,562,232
Bills payable	40,000	—
Amounts due to related parties (Note 19(c))	2,087,419	1,573,967

Subtotal	4,152,149	3,136,199

Staff salaries and welfares payable	167,512	39,999
Taxes payable (exclude income tax payable)	1,508,027	1,308,821
Interest payable	430	1,642
Dividends payable	1,099,119	19,119
Construction and maintenance payable	356,804	205,714
Other liabilities	414,717	323,459

Subtotal of other payables	3,546,609	1,898,754

	7,698,758	5,034,953

As at 30 June 2016 and 31 December 2015, all trade and other payables of the Group were non-interest bearing, and their fair value, which are not financial liabilities, approximated their carrying amounts due to their short maturities.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

16	Trade and other payables (continued)

As at 30 June 2016 and 31 December 2015, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) based on invoice date were as follows:

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000

Within one year	4,119,881	3,110,638
Between one and two years	9,696	3,240
Over two years	22,572	22,321

	4,152,149	3,136,199

17	Contingent liabilities

(a)	Income tax differences

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the six-month period ended 30 June 2016. No provision has been made in this interim financial report for this uncertainty because management believes it is not probable that the Group will be required to pay additional EIT for tax years prior to 2007. (31 December 2015: Nil).

(b)	Except for the above, there is no contingent liabilities for which the possibility of any outflow of resources is other than remote.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

18	Reserves

(a)	Share option reserve

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants (0.359% of the total ordinary share capital issued). Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at an exercise price of RMB4.20 under vesting conditions. The options are exercisable starting two years from the grant date, subject to the following vesting conditions:

•	RoE of the Group should be no less than 9% for 2015, 9.5% for 2016 and 10% for 2017 in respect to the three vesting periods;

•	achieving the target compound annual growth rate of 5% in net profit for 2015, 2016 and 2017, respectively based on the net profit of 2013;

•	proportion of the main business revenue in the total revenue should be no less than 99%;

•	each of the above three conditions should be no lower than the 75% level of peer companies; and

•	achieving the target budget set by the Sinopec Corp

The fair value of the employee services received in exchange for the grant of this equity-settled, share-based compensation plan is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium. As at 30 June 2016, no share option had been exercised yet.

The share options outstanding as at 30 June 2016 have the following vesting dates and exercise prices:

Vesting date	Exercise price (per share in RMB)	Outstanding shares

6 January 2017	4.20	15,504,000
6 January 2018	4.20	11,628,000
6 January 2019	4.20	11,628,000

The total fair value of share options at the grant date was RMB65,412 thousands, which has been valued by an external valuation expert using Black-Scholes valuation model.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

18	Reserves (continued)

(a)	Share option reserve (continued)

The significant inputs into the model were as follows:

Granting date

Spot share price	RMB4.51
Exercise price	RMB4.20
Expected volatility	41.20%
Maturity (years)	5.00
Risk-free interest rate	3.39%~3.67%
Dividend yield	1.00%

Share option expenses of RMB11,350 thousands have been recognised in the condensed interim income statement for the six-month period ended 30 June 2016(six-month period ended 30 June 2015: 11,901 thousands).

(b)	For the six-month period ended 30 June 2016, the Group transferred RMB39,441 thousands (six-month period ended 30 June 2015: RMB25,328 thousands) from retained earnings to reserves for the safety production fund determined according to relevant PRC regulations.

(c)	For the six-month period ended 30 June 2016 and six-month period ended 30 June 2015, no transfers were made to the statutory surplus reserve or the discretionary surplus reserve.

19	Related-party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company

China Petrochemical Corporation (“Sinopec Group”)	Ultimate parent company
China Petroleum & Chemical Corporation (“Sinopec Corp.”)	Immediate parent company
Sinopec Huadong Sales Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Finance Company Limited (“Sinopec Finance”)	Subsidiary of the ultimate parent company
Shanghai Secco Petrochemical Co., Ltd. (“Shanghai Secco”)	Associate of the Group
BOC-SPC Gases Co., Ltd.	Joint venture of the Group

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends receivable and payable as disclosed in Note 10, Note 12 and Note 16.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Related-party transactions (continued)

(a)	Most of the transactions undertaken by the Group during the six-month period ended 30 June 2016 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Company with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

•	if there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

•	if there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

•	if there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

Transactions between the Group and Sinopec Corp, its subsidiaries and joint ventures during the six-month period ended 30 June 2016 and the six-month period ended 30 June 2015 were as follows:

	Six-month period ended 30 June
	2016 RMB’000	2015 RMB’000

Sales of petroleum products	16,582,384	22,095,131
Sales other than petroleum products	2,548,304	2,026,945
Purchases of crude oil	9,190,466	13,127,913
Purchases other than crude oil	2,012,603	1,611,033
Sales commissions	46,872	57,921
Rental income	14,217	14,793

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Related-party transactions (continued)

(b)	Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group during the six-month period ended 30 June 2016 and the six-month period ended 30 June 2015 were as follows:

	Six-month period ended 30 June
	2016 RMB’000	2015 RMB’000

Sales of goods and service fee income
- Sinopec Group and its subsidiaries	33,577	83,371
- Associates and joint ventures of the Group	860,318	952,212

	893,895	1,035,583

Purchases
- Sinopec Group and its subsidiaries	74,350	383,645
- Associates and joint ventures of the Group	1,732,059	1,969,333

	1,806,409	2,352,978

Insurance premiums
- Sinopec Group and its subsidiaries	60,895	58,955

Interest income
- Sinopec Finance	127	310

Loans borrowed
- Sinopec Finance	—	3,550,000

Loans repayment
- Sinopec Finance	300,000	4,350,000

Interest expenses
- Sinopec Finance	2,278	22,566

Construction and installation cost
- Sinopec Group and its subsidiaries	61,316	44,730

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in notes 19(a) and 19(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Related-party transactions (continued)

(c)	The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in notes 19(a) and 19(b), are summarised as follows:

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000

Amounts due from related parties

- Sinopec Corp., its subsidiaries and joint ventures	1,121,892	1,098,872
- Sinopec Group and its subsidiaries	215	9,263
- Associates and joint ventures of the Group	53,846	54,993

Total	1,175,953	1,163,128

Amounts due to related parties
- Sinopec Corp., its subsidiaries and joint ventures	1,945,776	1,253,940
- Sinopec Group and its subsidiaries	28,619	91,342
- Associates and joint ventures of the Group	113,024	228,685

Total	2,087,419	1,573,967

Cash deposits, maturing within three months
- Sinopec Finance (i)	21,315	5,394

Short-term loans
- Sinopec Finance (ii)	70,000	370,000

(i)	As at 30 June 2016 and 31 December 2015, cash deposits at Sinopec Finance were charged at an interest rate of 0.35% per annum.
(ii)	As at 30 June 2016, short-term loans from Sinopec Finance were made by the Company at a weighted average interest rate of 3.94% per annum (31 December 2015: 3.92% per annum), which will be due in September and November 2016.

Except for cash deposits at Sinopec Finance and short-term loans from Sinopec Finance, the balances with related parties as above are unsecured, interest-free and repayable on demand.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Related-party transactions (continued)

(d)	Key management personnel compensation, post-employment benefit plans and share options

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Six-month period ended 30 June
	2016 RMB’000	2015 RMB’000

Short-term employee benefits	3,267	3,299
Post-employment benefits	73	72
Share-based payments	671	703

	4,011	4,074

Post-employment benefits are included in “contributions to defined contribution retirement plans” as disclosed in note 19(e).

(e)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organised by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	Six-month period ended 30 June
	2016 RMB’000	2015 RMB’000

Municipal retirement scheme costs	128,170	138,003
Supplementary retirement scheme costs	35,362	36,312

As at 30 June 2016 and 31 December 2015, there was no material outstanding contribution to the above defined contributions retirement plans.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Related-party transactions (continued)

(f)	Transactions with other state-owned entities in the PRC

The Group is a state-controlled enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government (collectively referred as “state-controlled entities”) through its government authorities, agencies, affiliations and other organisations.

Apart from transactions with related parties, transactions with other state-controlled entities include but are not limited to the following:

•	sales and purchases of goods and ancillary materials;

•	rendering and receiving services;

•	lease of assets, purchase of property, plant and equipment;

•	placing deposits and obtaining finance; and

•	use of public utilities.

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state-controlled. The Group has established its procurement policies, pricing strategy and approval process for purchases and sales of products and services which do not depend on whether the counterparties are state-controlled entities or not.

Having considered the potential for transactions to be impacted by related party relationships, the entity’s pricing strategy, procurement policies and approval processes, and the information that would be necessary for an understanding of the potential effect of the related party relationship on the financial information, the directors are of the opinion that the following transactions require disclosure of the related amounts:

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Related-party transactions (continued)

(f)	Transactions with other state-owned entities in the PRC (continued)

(i)	Transactions with other state-controlled energy and chemical companies

The Group’s major domestic suppliers of crude oil are China National Offshore Oil Corporation and its subsidiaries, Sinochem International Group and its subsidiaries, Heilongjiang United Oil & Chemicals Co., Ltd., Zhuhai Zhenrong Company and Hunan New Hualian Import & Export Corp. Ltd., which are state-controlled entities.

During the six-month period ended 30 June 2016 and six-month period ended 2015, the aggregate amount of crude oil purchased by the Group from the above state-controlled energy and chemical companies are as follows:

	Six-month period ended 30 June
	2016 RMB’000	2015 RMB’000

Purchases of crude oil	731,181	5,172,806

No prepayments for purchases of crude oil was made to the above state-controlled energy and chemical companies as at 30 June 2016 (31 December 2015: Nil).

(ii)	Transactions with state-controlled banks

The Group deposits its cash with several state-controlled banks in the PRC. The Group also obtains short-term and long-term loans from these banks in the ordinary course of business. The interest rates of the bank deposits and loans are regulated by the People’s Bank of China. The Group’s interest income from and interest expenses to these state-controlled banks in the PRC are as follows:

	Six-month period ended 30 June
	2016 RMB’000	2015 RMB’000

Interest income	19,781	6,377
Interest expenses	19,348	115,183

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Related-party transactions (continued)

(f)	Transactions with other state-owned entities in the PRC (continued)

(ii)	Transactions with state-controlled banks (continued)

The amounts of cash deposited at and loans from state-controlled banks in the PRC are summarised as follows:

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000

Cash and cash equivalents at state-controlled banks in the PRC	4,429,410	1,071,863
Short-term loans from state-controlled banks in the PRC	789,657	1,700,000

(g)	Commitments with related parties

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000
Construction and installation cost:
- Sinopec Group and its subsidiaries	58,920	35,244

Except for the above, the Group had no other material commitments with related parties as at 30 June 2016 and 31 December 2015, which are contracted, but not included in the interim financial report.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION (continued)

19	Related-party transactions (continued)

(h)	Investment commitments with related parties

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000

Capital contribution to Shanghai Secco	111,263	111,263

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, it was approved to make capital contribution of USD30,017 thousands (RMB182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. The capital to Shanghai Secco will be contributed in RMB by instalments. The capital contribution is mainly to meet the funding needs of the implementation of the “260,000 tons of AN-2 project” (“AN-2 project”), and “90,000 tons of BEU-2 project” (“BEU-2 project”).

As at 10 December 2013, the Company contributed the first instalment of RMB60,000 thousands for AN-2 project. As at 5 March 2014, the Company contributed the first instalment of RMB11,541 thousands for BEU-2 project. According to the approval by Shanghai Municipal Commission of Commerce as issued on

19 October 2015, the rest of the capital contribution to Shanghai Secco should be within 50 years starting from its registration date.

Except for the above, the Group and the Company had no other material commitments with related parties as at 30 June 2016, which are contracted, but not included in the financial statements.

20	Capital commitments

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000

Property, plant and equipment

Contracted but not provided for	86,720	39,814
Authorised but not contracted for	1,046,475	1,124,660

	1,133,195	1,164,474

B.	Interim Financial Statements Prepared under China Accounting Standards for Business Enterprises (unaudited)

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS AT 30 JUNE 2016

	(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
			30 JUNE 2016 (UNAUDITED)	31 DECEMBER 2015	30 JUNE 2016 (UNAUDITED)	31 DECEMBER 2015
ASSETS	Note		Consolidated	Consolidated	Company	Company
Current assets
Cash at bank and on hand	4	(1)	4,451,306	1,077,430	3,881,881	942,264
Notes receivable	4	(2)	1,178,053	1,007,373	935,457	679,084
Accounts receivable	4	(4), 14(1)	2,195,055	1,624,571	1,000,699	1,034,286
Advances to suppliers	4	(6)	38,475	15,131	33,108	10,377
Interests receivable			45	2,491	—	2,420
Dividends receivable	4	(3)	27,500		—	—
Other receivables	4	(5), 14(2)	41,764	29,050	25,833	10,968
Inventories	4	(7)	4,631,888	4,178,188	4,298,548	3,955,550
Other current assets	4	(8)	169,410	209,746	59,240	86,481

Total current assets			12,733,496	8,143,980	10,234,766	6,721,430

Non-current assets
Long-term equity investments	4	(9), 14(3)	3,619,789	3,471,139	4,769,337	4,550,126
Investment properties	4	(10)	398,794	405,572	395,905	402,581
Fixed assets	4	(11), 14(4)	13,779,169	14,424,899	13,483,019	14,080,657
Construction in progress	4	(12)	570,733	722,520	570,733	722,520
Intangible assets	4	(13)	414,823	423,529	342,035	348,193
Long-term prepaid expenses	4	(14)	320,472	359,487	307,759	345,978
Deferred tax assets	4	(15)	87,673	71,045	79,933	62,867

Total non-current assets			19,191,453	19,878,191	19,948,721	20,512,922

Total assets			31,924,949	28,022,171	30,183,487	27,234,352

CONSOLIDATED AND COMPANY BALANCE SHEETS (continued)

AS AT 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

			30 JUNE		30 JUNE
			2016	31 DECEMBER	2016	31 DECEMBER
LIABILITIES AND			(UNAUDITED)	2015	(UNAUDITED)	2015
SHAREHOLDERS’ EQUITY	Note		Consolidated	Consolidated	Company	Company

Current liabilities
Short-term borrowings	4	(17)	859,657	2,070,000	1,332,000	2,499,000
Notes payable	4	(18)	40,000	—	40,000	—
Accounts payable	4	(19)	4,063,719	3,017,878	2,575,675	2,275,922
Advances from customers	4	(20)	416,654	579,887	291,361	446,318
Employee benefits payable	4	(21)	167,512	39,999	156,943	34,264
Taxes payable	4	(22)	2,131,456	1,368,418	2,102,894	1,330,067
Interest payable	4	(23)	507	1,890	902	2,370
Dividends payable	4	(24)	1,099,119	19,119	1,099,119	19,119
Other payables	4	(25)	808,379	629,080	703,200	843,724

Total current liabilities			9,587,003	7,726,271	8,302,094	7,450,784

Non-current liabilities
Deferred income	4	(26)	155,000	160,000	155,000	160,000

Total liabilities			9,742,003	7,886,271	8,457,094	7,610,784

Shareholders’ equity
Share capital	1, 4	(27)	10,800,000	10,800,000	10,800,000	10,800,000
Capital surplus	4	(28)	527,974	516,624	527,974	516,624
Specific reserve	4	(29)	40,394	953	37,366	—
Surplus reserve	4	(30)	4,493,260	4,493,260	4,493,260	4,493,260
Undistributed profits	4	(31)	6,044,700	4,028,025	5,867,793	3,813,684

Total equity attributable to equity shareholders of the Company			21,906,328	19,838,862	21,726,393	19,623,568

Non-controlling interests	4	(32)	276,618	297,038	—	—

Total shareholders’ equity			22,182,946	20,135,900	21,726,393	19,623,568

Total liabilities and shareholders’ equity			31,924,949	28,022,171	30,183,487	27,234,352

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]

		Six Months Ended 30 June		Six Months Ended 30 June
		2016	2015	2016	2015
		(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
Items	Note	Consolidated	Consolidated	Company	Company
1. Revenue	4(33), 14(5)	36,993,191	42,152,450	27,195,559	34,274,347
Less: Cost of sales	4(33), 14(5)	25,177,628	31,233,864	15,516,828	23,525,573
Taxes and surcharges	4(34)	6,186,162	7,060,938	6,183,034	7,056,655
Selling and distribution expenses	4(35)	235,672	261,581	184,934	198,924
General and administrative expenses	4(36)	1,544,793	1,490,220	1,468,342	1,416,884
Financial expenses - net	4(37)	1,983	140,537	5,359	150,364
Asset impairment losses	4(40)	150,004	61,411	139,940	65,601
Add: Investment income	4(39), 14(6)	376,745	338,784	397,411	325,776
Including: Share of profit of associates and joint ventures		376,745	331,853	397,411	312,112

2. Operating profit		4,073,694	2,242,683	4,094,533	2,186,122
Add: Non-operating income	4(41)	17,364	18,408	15,993	17,081
Including: Profits on disposal of non-current assets		2,548	986	1,894	877
Less: Non-operating expenses	4(42)	41,054	20,945	40,927	20,908
Including: Losses on disposal of non-current assets		26,525	8,913	26,398	8,879

3. Total profit		4,050,004	2,240,146	4,069,599	2,182,295
Less: Income tax expenses	4(43)	948,241	491,686	935,490	477,348

4. Net profit		3,101,763	1,748,460	3,134,109	1,704,947
Attributable to shareholders of the Company		3,096,675	1,731,166	—	—
Non-controlling interests		5,088	17,294	—	—

5. Other comprehensive income		—	—	—	—

CONSOLIDATED AND COMPANY INCOME STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]

			Six Months Ended 30 June		Six Months Ended 30 June
			2016	2015	2016	2015
			(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
Items	Note		Consolidated	Consolidated	Company	Company

Total comprehensive income			3,101,763	1,748,460	3,134,109	1,704,947
Attributable to shareholders of the Company			3,096,675	1,731,166	—	—
Non-controlling interests			5,088	17,294	—	—

Earnings per share
Basic earnings per share (RMB)	4	(44)	0.287	0.160	—	—
Diluted earnings per share (RMB)	4	(44)	0.287	0.160	—	—

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]

		Six Months Ended 30 June		Six Months Ended 30 June
		2016	2015	2016	2015
		(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
Items	Note	Consolidated	Consolidated	Company	Company
Cash flows from operating activities
Cash received from sale of goods or rendering of services		40,959,820	46,893,886	30,642,588	38,627,647
Refund of taxes and surcharges		19,829	26,203	—	—
Cash received relating to other operating activities	4(45)	9,662	6,713	9,099	5,495

Sub-total of cash inflows		40,989,311	46,926,802	30,651,687	38,633,142

Cash paid for goods and services		(26,427,676)	(34,564,026)	(16,365,281)	(26,437,199)
Cash paid to and on behalf of employees		(1,191,300)	(1,221,286)	(1,108,144)	(1,143,494)
Payments of taxes and surcharges		(8,467,073)	(8,942,004)	(8,415,782)	(8,884,167)
Cash paid relating to other operating activities	4(45)	(258,238)	(275,247)	(562,958)	(186,347)

Sub-total of cash outflows		(36,344,287)	(45,002,563)	(26,452,165)	(36,651,207)

Net cash flows generated from operating activities	4(46), 14(7)	4,645,024	1,924,239	4,199,522	1,981,935

Cash flows from investing activities
Cash received from entrusted lendings		42,000	30,000	—	—
Cash received from returns on investments		200,595	38,487	178,200	19,372
Net cash received from disposal of fixed assets		—	4,417	—	4,294
Cash received relating to other investing activities	4(45)	42,435	23,454	27,952	16,592

Sub-total of cash inflows		285,030	96,358	206,152	40,258

Cash paid to acquire fixed assets and other long-term assets		(265,241)	(313,246)	(264,844)	(314,223)
Net cash paid in disposal of fixed assets		(1,730)	—	(2,407)	—
Investment in an associate		(24,000)	(42,000)	—	—

Sub-total of cash outflows		(290,971)	(355,246)	(267,251)	(314,223)

Net cash flows used in investing activities		(5,941)	(258,888)	(61,099)	(273,965)

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

			Six Months Ended 30 June		Six Months Ended 30 June
			2016	2015	2016	2015
			(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
Items	Note		Consolidated	Consolidated	Company	Company

Cash flows from financing activities
Cash received from borrowings			1,864,657	20,725,975	2,276,000	21,081,005

Sub-total of cash inflows			1,864,657	20,725,975	2,276,000	21,081,005

Cash repayments of borrowings			(3,075,000)	(22,214,676)	(3,443,000)	(22,583,166)
Cash paid for distribution of dividends or profits and interest expenses			(57,084)	(154,809)	(31,806)	(152,665)

Including: Cash payments for dividends or profit to non-controlling shareholders of subsidiaries			(25,508)	(7,192)	—	—

Sub-total of cash outflows			(3,132,084)	(22,369,485)	(3,474,806)	(22,735,831)

Net cash flows used in from financing activities			(1,267,427)	(1,643,510)	(1,198,806)	(1,654,826)

Effect of foreign exchange rate changes on cash and cash equivalents			2,220	22	—	6

Net increase in cash and cash equivalents			3,373,876	21,863	2,939,617	53,150

Add: Cash and cash equivalents at the beginning of the period	4	(1)	1,077,430	279,198	942,264	186,348

Cash and cash equivalents at the end of the period	4	(1)	4,451,306	301,061	3,881,881	239,498

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated) [English Translation for Reference Only]
			Attributable to equity shareholders of the Company						Total shareholders’ equity
			Share	Capital	Specific	Surplus	Undistributed	Non-controlling
Items	Note		capital	surplus	reserve	reserve	profits	interests
Balance at 1 January 2015			10,800,000	493,922	1,265	4,173,831	1,101,605	271,395	16,842,018

Movements for the six months ended 30 June 2015 (unaudited)
Total comprehensive income
Net profit for the period			—	—	—	—	1,731,166	17,294	1,748,460
Employees share option scheme			—	11,901	—	—	—	—	11,901
Appropriation of profits
Distribution to the shareholders	4	(31)	—	—	—	—	—	(10,459)	(10,459)
Specific reserve
Accrued	4	(29)	—	—	72,925	—	—	—	72,925
Utilised	4	(29)	—	—	(47,597)	—	—	—	(47,597)

Balance at 30 June 2015 (unaudited)			10,800,000	505,823	26,593	4,173,831	2,832,771	278,230	18,617,248

Balance at 1 January 2016			10,800,000	516,624	953	4,493,260	4,028,025	297,038	20,135,900

Movements for the six months ended 30 June 2016 (unaudited)
Total comprehensive income
Net profit for the period			—	—	—	—	3,096,675	5,088	3,101,763
Employees share option scheme	4	(28)	—	11,350	—	—	—	—	11,350
Appropriation of profits
Distribution to the shareholders	4	(31)	—	—	—	—	(1,080,000)	(25,508)	(1,105,508)
Specific reserve
Accrued	4	(29)	—	—	53,343	—	—	—	53,343
Utilised	4	(29)	—	—	(13,902)	—	—	—	(13,902)

Balance at 30 June 2016 (unaudited)			10,800,000	527,974	40,394	4,493,260	6,044,700	276,618	22,182,946

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

						Total
	Share	Capital	Specific	Surplus	Undistributed	shareholders’
Items	capital	surplus	reserve	reserve	profits	equity
Balance at 1 January 2015	10,800,000	493,922	—	4,173,831	938,823	16,406,576

Movements for the six months ended 30 June 2015 (unaudited)
Total comprehensive income
Net profit for the period	—	—	—	—	1,704,947	1,704,947
Employees share option scheme	—	11,901	—	—	—	11,901
Specific reserve
Accrued	—	—	69,960	—	—	69,960
Utilised	—	—	(46,108)	—	—	(46,108)
Balance at 30 June 2015 (unaudited)	10,800,000	505,823	23,852	4,173,831	2,643,770	18,147,276

Balance at 1 January 2016	10,800,000	516,624	—	4,493,260	3,813,684	19,623,568

Movements for the six months ended 30 June 2016 (unaudited)
Total comprehensive income
Net profit for the period	—	—	—	—	3,134,109	3,134,109
Employees share option scheme	—	11,350	—	—	—	11,350
Appropriation of profits
Distribution to the shareholders	—	—	—	—	(1,080,000)	(1,080,000)
Specific reserve
Accrued	—	—	50,340	—	—	50,340
Utilised	—	—	(12,974)	—	—	(12,974)

Balance at 30 June 2016 (unaudited)	10,800,000	527,974	37,366	4,493,260	5,867,793	21,726,393

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Director and Chief Financial Officer	Deputy Chief Financial Officer and Accounting Chief

Wang Zhiqing	Ye Guohua	Hua Xin

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 with registered capital of RMB4,000,000,000, invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

Sinopec Group completed its reorganisation on 25 February 2000. After the reorganisation, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganisation, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp Sinopec Corp. became the largest shareholder of the Company.

The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000.

As at 30 June 2016, total Share capital of the Company were 10,800,000 thousands, 1 Yuan per share.

The Company and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Details of the Company’s principal subsidiaries are set out in Note 5(1).

These financial statements were authorised for issue by the Board of Directors on 23 August 2016.

2	Summary of significant accounting policies and accounting estimates

The Group determines the accounting policies and accounting estimates based on its production and management features, mainly reflecting in provision for decline in the value of inventories (Note 2(11)), depreciation of fixed assets(Note2(14)), impairment of long-term assets (Note 2(19)), share-based payments (Note 2(23)), revenue recognition (Note 2(25)) and income tax (Note 2(27)) etc.

The key assumptions adopted by the Group in evaluating significant accounting policies and accounting estimates are listed in Note 2(31).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(1)	Basis of preparation

The financial statements have been prepared in accordance with the Basic Standard and each specific standards of the Accounting Standards for Business Enterprises issued by the Ministry of Finance on 15 February 2006 and subsequent period, and relevant regulations issued thereafter (hereafter referred to as “the Accounting Standard for Business Enterprises” or “CAS”) and disclosure requirements in the Preparation Convention of Information Disclosure by Companies Offering Securities to the Public No.15 – General Provisions on Financial Reporting issued by the China Securities Regulatory Commission.

The financial statements are prepared on a going concern basis.

(2)	Statement of compliance with the Accounting Standards for Business Enterprises

The financial statements of the Company for the six months ended 30 June 2016 are in compliance with the Accounting Standards for Business Enterprises, and truly and completely present the financial position as of 30 June 2016 and the operating results, cash flows and other information for the period then ended of the Group and the Company.

(3)	Accounting period

The Company’s accounting year starts on 1 January and ends on 31 December. The financial statements cover period from 1 January 2016 to 30 June 2016.

(4)	Recording currency

The recording currency is Renminbi (RMB).

(5)	Business combinations

(a)	Business combinations involving enterprises under common control

The consideration paid and net assets obtained by the absorbing party in a business combination are measured at the carrying amount. The difference between the carrying amount of the net assets obtained from the combination and the carrying amount of the consideration paid for the combination is treated as an adjustment to capital surplus (share premium). If the capital surplus (share premium) is not sufficient to absorb the difference, the remaining balance is adjusted against retained earnings. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(5)	Business combinations (continued)

(b)	Business combinations involving enterprises not under common control

The cost of combination and identifiable net assets obtained by the acquirer in a business combination are measured at fair value at the acquisition date. Where the cost of the combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill; where the cost of combination is lower than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised in profit or loss for the current period. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(6)	Preparation of consolidated financial statements

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries.

Subsidiaries are consolidated from the date on which the Group obtains control and are de-consolidated from the date that such control ceases. For a subsidiary that is acquired in a business combination involving enterprises under common control, it is included in the consolidated financial statements from the date when it, together with the Company, comes under common control of the ultimate controlling party. The portion of the net profits realised before the combination date is presented separately in the consolidated income statement.

In preparing the consolidated financial statements, where the accounting policies and the accounting periods of the Company and subsidiaries are inconsistent, the financial statements of the subsidiaries are adjusted in accordance with the accounting policies and the accounting period of the Company. For subsidiaries acquired from business combinations involving enterprises not under common control, the individual financial statements of the subsidiaries are adjusted based on the fair value of the identifiable net assets at the acquisition date.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(6)	Preparation of consolidated financial statements (continued)

All significant intra-group balances, transactions and unrealised profits are eliminated in the consolidated financial statements. The portion of subsidiaries’ equity and the portion of a subsidiaries’ net profits and losses and comprehensive incomes for the period not attributable to Company are recognised as non-controlling interests, net profit attributed to non-controlling interests and incomes attributed to non-controlling interests and presented separately in the consolidated financial statements under equity, net profits and total comprehensive income respectively. Unrealised profits and losses resulting from the sale of assets by the Company to its subsidiaries are fully eliminated against net profit attributable to owners of the parent. Unrealised profits and losses resulting from the sale of assets by a subsidiary to the Company are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary. Unrealised profits and losses resulting from the sale of assets by one subsidiary to another are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary. Unrealised profits and losses resulting from the sale of assets by one subsidiary to another are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary.

If the accounting treatment of a transaction which considers the Group as an accounting entity is different from that considers the Company or its subsidiaries as an accounting entity, it is adjusted from the perspective of the Group.

(7)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily drawn on demand, and short-term and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(8)	Foreign currency translation

Foreign currency transactions

Foreign currency transactions are translated into RMB using the exchange rates prevailing at the dates of the transactions.

At the balance sheet date, monetary items denominated in foreign currencies are translated into RMB using the spot exchange rates on the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss for the current period, except for those attributable to foreign currency borrowings that have been taken out specifically for the acquisition or construction of qualifying assets, which are capitalised as part of the cost of those assets. Non-monetary items denominated in foreign currencies that are measured at historical costs are translated into RMB at the balance sheet date using the spot exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial instrument

(a)	Financial assets

(i)	Financial assets classification

Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-sale financial assets and held-to-maturity investments. The classification of financial assets depends on the Group’s intention and ability to hold the financial assets.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for the purpose of selling in the short term.

Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories at initial recognition. Available-for-sale financial assets are included in other current assets on the balance sheet if management intends to dispose of them within 12 months after the balance sheet date.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed maturity and fixed or determinable payments that management has the positive intention and ability to hold to maturity. Held-to-maturity investments with maturities over 12 months when the investments were made but are due within 12 months at the balance sheet date are included in the current portion of non-current assets; held-to maturity investments with maturities no more than 12 months when the investments were made are included in other current assets.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial instrument (continued)

(a)	Financial assets (continued)

(ii)	Recognition and measurement

Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the financial instrument. In the case of financial assets at fair value through profit or loss, the related transaction costs incurred at the time of acquisition are recognised in profit or loss for the current period. For other financial assets, transaction costs that are attributable to the acquisition of the financial assets are included in their initially recognised amounts.

Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently measured at fair value. Investments in equity instruments are measured at cost when they do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Receivables and held-to-maturity investments are measured at amortised cost using the effective interest method.

Gains or losses arising from change in the fair value of financial assets at fair value through profit or loss are recognised in profit or loss. Interests and cash dividends received during the period in which such financial assets are held, as well as the gains or losses arising from disposal of these assets are recognised in profit or loss for the current period.

Gains or losses arising from change in fair value of available-for-sale financial assets are recognised directly in equity, except for impairment losses and foreign exchange gains and losses arising from translation of monetary financial assets. When such financial assets are derecognised, the cumulative gains or losses previously recognised directly into equity are recycled into profit or loss for the current period. Interests on available-for-sale investments in debt instruments calculated using the effective interest method during the period in which such investments are held and cash dividends declared by the investee on available-for-sale investments in equity instruments are recognised as investment income, which is recognised in profit or loss for the period.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial instrument (continued)

(a)	Financial assets (continued)

(iii)	Impairment of financial assets

The Group assesses the carrying amounts of financial assets other than those at fair value through profit or loss at each balance sheet date. If there is objective evidence that a financial asset is impaired, an impairment loss is provided for.

Objective evidence indicating impairment of financial assets refers to the matter that actually occurs after the initial recognition of financial assets, it will affect estimated future cash flows of financial assets, and its impact can be reliably measured.

The objective evidence that indicate the impairment of available-for-sale investment in equity instruments includes a significant or prolonged decline in the fair value of available-for-sale investment in equity instruments. The Group assesses all kinds of available-for-sale investments in equity instruments individually at balance sheet date. Impairment loss should be recognised if the fair value of investments in equity instruments is less than 50% (50% inclusive) of its initial investment cost or in the case that the fair value has been less than the initial investment cost for more than one year (one year inclusive). The Group will consider other relevant factors, such as the price volatility, to determine whether an impairment loss should be recognised for the equity instrument if the decline in the fair value of an equity instrument is more than 20% (20% inclusive) but less than 50% of its initial investment cost.

When an impairment loss on a financial asset carried at amortised cost has occurred, the amount of loss is provided for at the difference between the asset’s carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred). If there is objective evidence that the value of the financial asset recovered and the recovery is related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed and the amount of reversal is recognised in profit or loss.

In the case of impairment of available-for-sale financial assets measured at fair value, the cumulative loss arising from the decline in fair value that had been recognised directly in equity is removed from equity and recognised in impairment loss. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if, in a subsequent period, it’s fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the previously recognised impairment loss is reversed and recognised in profit or loss for the current year. For an investment in an equity instrument classified as available-for-sale on which impairment losses have been recognised, the increase in its fair value in a subsequent period is recognised in equity directly.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial instrument (continued)

(a)	Financial assets (continued)

(iii)	Impairment of financial assets (continued)

If an impairment loss on an available-for-sale financial asset measured at cost incurs, the amount of loss is measured at the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. The previously recognised impairment loss will not be reversed in subsequent periods.

(iv)	Derecognition of financial assets

A financial asset is derecognised when it meets one of the following conditions:

•	If the Group’s contractual rights to the cash flows from the financial asset expire.

•	Or if the Group transfers substantially all the risks and rewards of ownership of the financial asset to another party.

•	Or if the Group has neither transferred nor retained substantially all of the risks and rewards of the asset, but the Group has ceased the control over the financial asset.

On derecognition of a financial asset, the difference between the carrying amount and the aggregate consideration received and the accumulative amount of the changes of fair value originally recorded in the shareholders’ equity is recognised in profit or loss.

(b)	Financial liabilities

Financial liabilities are classified into two categories at initial recognition: financial liabilities at fair value through profit or loss and other financial liabilities. The financial liabilities of the Group mainly comprise other financial liabilities, including payables, borrowings.

Payables comprise accounts payables, notes payable and other payables and are recognised at fair value at initial recognition. Payables are measured at amortised cost using the effective interest method.

Borrowings and debentures payable are recognised initially at fair value, net of transaction costs incurred, and subsequently measured at amortised cost using the effective interest method.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(9)	Financial instrument (continued)

(b)	Financial liabilities (continued)

Other financial liabilities with maturities no more than one year are classified as current liabilities. Other financial liabilities with maturities over one year but are due within one year at the balance sheet date are classified as the current portion of non-current liabilities. Others are classified as non-current liabilities.

A financial liability is derecognised or partly derecognised when the current obligation is discharged or partly discharged. The difference between the carrying amount of a financial liability (or part of a financial liability) extinguished and the consideration paid, shall be recognised in profit or loss.

(c)	Determination of fair value of financial instruments

The fair value of a financial instrument that is traded in an active market is determined at the quoted price in the active market. The fair value of a financial instrument that is not traded in an active market is determined by using a valuation technique which is applicable in the current situation and support with enough available data and other information. Valuation techniques mainly include market approach and income approach.

When a valuation technique is used to establish the fair value of a financial instrument, it chooses the inputs which are consistent with the asset or liability’s characteristics considered by market participants in the transaction of the relevant asset or liability and makes the maximum use of relevant observable inputs. Unobservable inputs are used when it is unavailable or impracticable to obtain relevant observable inputs.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(10)	Receivables

Receivables comprise accounts receivable and other receivables. Accounts receivable arising from sale of goods or rendering of services are initially recognised at fair value of the contractual payments from the buyers or service recipients.

(a)	Receivables that are individually significant and subject to separate provision

Receivables with amounts that are individually significant are subject to separate assessment for impairment. If there exists objective evidence that the Group will not be able to collect the amount under the original terms, a provision for impairment of that receivable is made.

Judgement basis or criteria for receivables that are individually significant is over RMB10,000 thousands.

The method of providing for bad debts for those individually significant amounts is as follows: the amount of the present value of the future cash flows expected to be derived from the receivable below its carrying amount.

(b)	Receivables that are combined into certain groups and subject to provision by groups

Receivables with amounts that are not individually significant and those receivables that have been individually assessed for impairment and have not been found impaired are classified into certain groupings based on their credit risk characteristics. The provision for bad debts is determined based on the historical loss experience for the groupings of receivables with similar credit risk characteristics, taking into consideration of the current circumstances.

Basis for determination of groups is as follows:

Group Name	Criteria
Group 1	Groups of receivables with similar credit risk characteristics
Group 2	Receivables for related parties except for the accounts receivables that are individually significant and subject to separate provision

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(10)	Receivables (continued)

(b)	Receivables that are combined into certain groups and subject to provision by groups (continued)

Methods of determining provision for bad debts by groupings are as follows:

Group Name	Method for provision
Group 1	Ageing analysis method
Group 2	Percentage of bad debt provision is 0%

Ratios of provision for bad debts used in the ageing analysis method for groups are as follows:

	Provisions as a percentage of accounts receivable	Provisions as a percentage of other receivables
Within one year	—	—
Over one year but within two years	30%	30%
Over two years but within three years	60%	60%
Over three years	100%	100%

(c)	Receivables that are individually insignificant but subject to separate provision

The reason for making separate assessment for provision for bad debts is that there exists objective evidence that the Group will not be able to collect the amount under the original terms of the receivable.

The provision for bad debts is determined based on the amount of the present value of the future cash flows expected to be derived from the receivable below its carrying amount.

(d)	When the Group transfers the accounts receivable to the financial institutions without recourse, the difference between the proceeds received from the transaction and their carrying amounts and the related taxes is recognised in profit or loss for the current period.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(11)	Inventories

(a)	Categories of inventories

Inventories include raw materials, work in progress, finished goods, spare parts and consumables, and are measured at the lower of cost and net realisable value.

(b)	Measurement of cost of inventories

Cost is determined using the weighted average method. The cost of finished goods and work in progress comprise raw materials, direct labour and systematically allocated production overhead based on the normal production capacity.

(c)	Basis for determining net realisable value of inventories and method of provision for impairment of inventories

Provision for decline in the value of inventories is determined at the excess amount of the carrying amounts of the inventories over their net realisable value. Net realisable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.

(d)	The Group adopts the perpetual inventory system.

(e)	Amortisation methods for low-value consumables

Low-value consumables are expensed upon issuance.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(12)	Long-term equity investments

Long-term equity investments comprise the Company’s long-term equity investments in its subsidiaries, the Group’s long-term equity investments in its joint ventures and associates

Subsidiaries are the investees over which the Company is able to exercise control. A joint venture is a joint arrangement which is structured through a separate vehicle over which the Group has joint control together with other parties and only has rights to the net assets of the arrangement based on legal forms, contractual terms and other facts and circumstances. An associate is the investee over which the Group has significant influence by participating in the financial and operating policy decisions.

Investments in subsidiaries are presented in the Company’s financial statements using the cost method, and are adjusted to the equity method when preparing the consolidated financial statements. Investments in joint ventures and associates are accounted for using the equity method.

(a)	Initial recognition

For long-term equity investments acquired through a business combination: The initial investment cost of a long-term equity investment obtained through a business combination involving enterprises under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost is the combined cost issued by the Company, in exchange for control of the acquire.

For long-term equity investment acquired other than through a business combination, the initial investment cost is recognised at the actual consideration paid if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities.

(b)	Subsequent measurement

Under the cost method of accounting, long-term equity investments are measured at initial investment cost, investment income is recognised in profit or loss for the cash dividends or profit distribution declared by the investee.

For long-term equity investments accounted for using the equity method, where the initial investment cost exceeds the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the investment is initially measured at cost; Where the initial investment cost is less than the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the difference is included in profit or loss for the current period and the cost of the long-term equity investment is adjusted upwards accordingly.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(12)	Long-term equity investments (continued)

(b)	Subsequent measurement (continued)

Under the equity method of accounting, the Group recognises the investment income according to its share of net profit or loss of the investee. The Group discontinues recognising its share of net losses of an investee after the carrying amount of the long-term equity investment together with any long-term interests that, in substance, form part of the investor’s net investment in the investee are reduced to zero. However, if the Group has obligations for additional losses and the criteria with respect to recognition of provisions under the accounting standards on contingencies are satisfied, the Group continues recognising the investment losses and the provisions. For changes in shareholders’ equity of the investee other than those arising from its net profit or loss, the Group records its proportionate share directly into capital surplus, provided that the Group’s proportion of shareholding in the investee remains unchanged. The carrying amount of the investment is reduced by the Group’s share of the profit distribution or cash dividends declared by an investee. The unrealised profits or losses arising from the intra-group transactions amongst the Group and its investees are eliminated in proportion to the Group’s equity interest in the investees, and then based on which the investment gain or losses are recognised. For the loss on the intra-group transaction amongst the Group and its investees attributable to asset impairment, and the related unrealised loss is not eliminated.

(c)	Definition of control, joint control or significant influence over the investees

Control refers to the power to govern the financial and operating policies of an investee, so as to obtain benefits from their operating activities. In determining whether the Company is able to exercise control over the investee, the effect of potential voting rights of the investee shall be considered, such as convertible debts and warrants currently exercisable.

Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Significant influence refers to the power to participate in making decisions on the financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

(d)	Impairment of long-term equity investments

The carrying amounts of long-term equity investments in subsidiaries, joint ventures and associates are reduced to the recoverable amounts when the recoverable amounts are below their carrying amounts (Note 2 (19)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(13)	Investment properties

Investment properties, including land use rights that have already been leased out, buildings that are held for the purpose of leasing and buildings that is being constructed or developed for future use for leasing, are measured initially at cost. Subsequent expenditures incurred in relation to an investment property are included in the cost of the investment property when it is probable that the associated economic benefits will flow to the Group and their costs can be reliably measured; otherwise, the expenditures are recognised in profit or loss in the period in which they are incurred.

The Group adopts the cost model for subsequent measurement of investment properties. Buildings and land use rights are depreciated or amortised to their estimated net residual values over their estimated useful lives. The estimated useful lives, the estimated net residual values that are expressed as a percentage of cost and the annual depreciation rates of investment properties are as follows:

	Estimated useful lives	Estimated net residual values	Annual depreciation rates
Buildings	30-40 years	3%	2.43%-3.23%

When an investment property is transferred to owner-occupied properties, it is reclassified as fixed asset or intangible asset at the date of the transfer. When an owner-occupied property is transferred out for earning rentals or for capital appreciation, the fixed asset or intangible asset is reclassified as investment properties at its carrying amount at the date of the transfer. The carrying amount before is deemed as the entry value after at the time of the transfer.

The investment property’s estimated useful life, net residual value and depreciation method applied are reviewed and adjusted as appropriate at each year-end.

An investment property is derecognised on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The net amount of proceeds from sale, transfer, retirement or damage of an investment property after its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

When the recoverable amount of investment properties is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2 (19)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(14)	Fixed assets

(a)	Recoginition and initial measurement of fixed assets

Fixed assets comprise buildings, plant and machinery, vehicles and other equipment, etc.

Fixed asset is recognized when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. Fixed assets purchased or constructed by the Group are initially measured at cost at the time of acquisition. The fixed assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures incurred for a fixed asset are included in the cost of the fixed asset when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. The carrying amount of the replaced part is derecognised. All the other subsequent expenditures are recognised in profit or loss in the period in which they are incurred.

(b)	Depreciation methods of fixed assets

Fixed assets are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. For the fixed assets that have been provided for impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives.

The estimated useful lives, the estimated residual values expressed as a percentage of cost and the annual depreciation rates of fixed assets are as follows:

	Estimated useful lives	Estimated net residual values	Annual depreciation rates
Buildings	12-40 years	0%-5%	2.4%-8.3%
Plant and machinery	12-20 years	0%-5%	4.8%-8.3%
Vehicles and other equipment	4-20 years	0%-5%	4.8%-25.0%

The estimated useful life, the estimated net residual value of a fixed asset and the depreciation method applied to the asset are reviewed, and adjusted as appropriate at each year-end.

(c)	When the recoverable amount of fixed assets is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2 (19)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(14)	Fixed assets (continued)

(d)	Disposal of fixed assets

A fixed asset is derecognised on disposal or when no future economic benefits are expected from its use or disposal. The amount of proceeds from disposals on sale, transfer, retirement or damage of a fixed asset net of its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

(15)	Construction in progress

Construction in progress is measured at actual cost. Actual cost comprises construction costs, installation costs, borrowing costs that are eligible for capitalisation and other costs necessary to bring the fixed assets ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month. When the recoverable amount of construction in progress is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2 (19)).

(16)	Borrowing costs

The borrowing costs that are directly attributable to the acquisition and construction of a fixed asset that needs a substantially long period of time for its intended use commence to be capitalised and recorded as part of the cost of the asset when expenditures for the asset and borrowing costs have been incurred, and the activities relating to the acquisition and construction that are necessary to prepare the asset for its intended use have commenced. The capitalisation of borrowing costs ceases when the asset under acquisition or construction becomes ready for its intended use and the borrowing costs incurred thereafter are recognised in profit or loss for the current period. Capitalisation of borrowing costs is suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For the specific borrowings obtained for the acquisition or construction of a fixed asset qualifying for capitalisation, the amount of borrowing costs eligible for capitalisation is determined by deducting any interest income earned from depositing the unused specific borrowings in the banks or any investment income arising on the temporary investment of those borrowings during the capitalisation period.

For the general borrowings obtained for the acquisition or construction of a fixed asset qualifying for capitalisation, the amount of borrowing costs eligible for capitalisation is determined by applying the weighted average effective interest rate of general borrowings, to the weighted average of the excess amount of cumulative expenditures on the asset over the amount of specific borrowings. The effective interest rate is the rate at which the estimated future cash flows during the period of expected duration of the borrowings or applicable shorter period are discounted to the initial amount of the borrowings.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(17)	Intangible assets

Intangible assets include land use rights and patents, and are measured at cost. The intangible assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

(a)	Land use rights

Land use rights are amortised on the straight-line basis over their approved use period of 30-50 years. If the acquisition costs of the land use rights and the buildings located thereon cannot be reasonably allocated between the land use rights and the buildings, all of the acquisition costs are recognised as fixed assets.

(b)	Patents

Patents are amortised on a straight-line basis over the patent protection period of 10-28 years as stipulated by the laws.

(c)	Periodical review of useful life and amortisation method

For an intangible asset with a finite useful life, review of its useful life and amortisation method is performed at each year-end, with adjustment made as appropriate.

(d)	Research and development

The expenditure on an internal research and development project is classified into expenditure on the research phase and expenditure on the development phase based on its nature and whether there is material uncertainty that the research and development activities can form an intangible asset at end of the project.

Expenditure on the research phase is recognised in profit or loss in the period in which it is incurred. Expenditure on the development phase is capitalised only if all of the following conditions are satisfied:

•	it is technically feasible to complete the research and development project so that it will be available for use or sale;

•	management intends to complete the research and development project, and use or sell it;

•	it can be demonstrated how the research and development project will generate economic benefits;

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(17)	Intangible assets (continued)

(d)	Research and development (continued)

•	there are adequate technical, financial and other resources to complete the development and the ability to use or sell the research and development project; and

•	the expenditure attributable to the research and development project during its development phase can be reliably measured.

Other development expenditures that do not meet the conditions above are recognised in profit or loss in the period in which they are incurred. Development costs previously recognised as expenses are not recognised as an asset in a subsequent period. Capitalised expenditure on the development phase is presented as development costs in the balance sheet and transferred to intangible assets at the date that the asset is ready for its intended use.

(e)	Impairment of intangible assets

When the recoverable amount of an intangible asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2 (19)).

(18)	Long-term prepaid expenses

Long-term prepaid expenses mainly include the catalyst expenditures, leasehold improvements and other expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses with the book value net of estimated residual value are amortised on the straight-line basis over the expected beneficial periods and are presented at actual expenditure net of accumulated amortisation.

Catalyst expenditures are amortised on a straight-line method within 2 to 5 years.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(19)	Impairment of long-term assets

Fixed assets, construction in progress, intangible assets with finite useful lives, long-term prepaid expenses, investment properties measured using the cost model and long-term equity investments in subsidiaries, joint ventures and associates are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date; intangible assets which are not ready for their intended use should be tested for impairment at least on an annual basis, irrespective of whether there is any indication that it may be impaired. If the result of the impairment test indicates that the recoverable amount of an asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. Provision for asset impairment is determined and recognised on the individual asset basis. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of a group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash inflows.

Once the above asset impairment loss is recognised, it will not be reversed for the value recovered in the subsequent periods.

(20)	Safety production costs

According to the decision of the State Council on Further Strengthing the work of production safety (Guofa No.2 2004), Shanghai Municipal Government to implement the State Council on Further Strengthening corporate safety work notice (Hufufa No.35 2010) and Safe production costs extraction and use of management practices (Caiqi No.16 2012) issued by the Ministry of Finance and the national production safety supervision administration on 2 February 2012, The Group extracted safety production costs in a certain percentage of sales revenue from the dangerous goods in previous year, which is used for safety costs.

The safety production costs, accrued in accordance with the above regulations, shall be charged in relevant costs or profit and loss, and in the specific reserve. Safety production costs, which belong to expenses, directly offset the special reserves. If the costs formed into fixed assets, the special reserves shall be offset according to the cost forming into fixed assets, and recognize the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(21)	Employee benefits

Employee benefits include short-term employee benefits, post-employment benefit and termination benefits provided in various forms of consideration in exchange for service rendered by employees or compensations for the termination of employment relationship.

(a)	Short-term employee benefits

Short-term employee benefits include employee wages or salaries, bonus, allowances and subsidies, staff welfare, premiums or contributions on medical insurance, work injury insurance and maternity insurance, housing funds, union running costs and employee education costs, short-term paid absences. The employee benefit liabilities are recognised in the accounting period in which the service is rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets. Employee benefits which are non-monetary benefits are measured at fair value.

(b)	Post-employment benefits

The Group classifies post-employment benefit plans as either defined contribution plans or defined benefit plans. Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into a separate fund and will have no obligation to pay further contributions; and Defined benefit plans are post-employment benefit plans other than defined contribution plans. During the reporting period, the Group’s post-employment benefits mainly include basic pensions, unemployment insurance and supplemental basic pensions, all of which belong to the defined contribution plans.

Basic pensions

Employees of the Group participate in the defined basic pension insurance plan set up and administered by local labour and social protection authorities. Monthly payments of premiums on the basic pensions are calculated according to prescribed bases and percentage by the relevant local authorities. When employees retire, the relevant local authorities are obliged to pay the basic pensions to them. The amounts based on the above calculations are recognised as liabilities in the accounting period in which the service has been rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(21)	Employee benefits (continued)

(c)	Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss when both of the following conditions are satisfied:

•	The Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly.

•	The Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

Termination benefits expected to be paid in one year are listed as current liabilities.

(22)	Profit distribution

Proposed profit distribution is recognised as a liability in the period in which it is approved by the Shareholders’ meeting.

(23)	Share-based payments

(a)	Types of Share-based payment

The term “share-based payment” refers to a transaction in which an enterprise grants equity instruments or undertakes equity-instrument-based liabilities in return for services from employee or other parties. Equity instruments include equity instruments of the Company itself or its subsidiaries.

Equity-settled share-based payment transactions

The Group’s share option incentive plans are equity-settled share-based payments and are measured at fair value of equity instruments granted to employees on the date of the grant. If the right cannot be exercised until the vesting period comes to an end and until the prescribed performance conditions are met, then within the vesting period, the services obtained in the current period shall, based on the best estimate of the number of vested equity instruments, be included in the relevant costs or expenses and the capital reserves shall be increased accordingly at the fair value of the equity instruments on the date of the grant. If the subsequent information indicates that the number of vested equity instruments is different from the previous estimate, an adjustment shall be made and on the vesting date, and the estimate shall be adjusted to equal the number of the actually vested equity instruments. On the vesting date, an enterprise shall, based on the number of the equity instruments of which the right is actually exercised, confirm share capital and share premium, and carry forward the capital surplus recognised within the vesting period.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(23)	Share-based payments (continued)

(b)	Method for determining the fair value of share options

The Group uses Black-Scholes valuation model to determine the fair value of the share options.

(c)	Estimate basis of the the number of options

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-marketing performance and service conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. As at the vesting date, the estimates of the number of options should be same with the actual exercised number.

(d)	Accounting treatment for share-based payments exercise

When the options are exercised at the vesting date, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (and share premium).

(24)	Provisions

Provisions for contingent liabilities etc. are recognised when the Group has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Factors surrounding a contingency, such as the risks, uncertainties and the time value of money, are taken into account as a whole in reaching the best estimate of a provision. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash outflows. The increase in the discounted amount of the provision arising from passage of time is recognised as interest expense.

The carrying amount of provisions is reviewed at each balance sheet date and adjusted to reflect the current best estimate.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(25)	Revenue recognition

The amount of revenue is determined in accordance with the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of discounts and returns.

Revenue is recognised when the economic benefits associated with the transaction will flow to the Group, the related revenue can be reliably measured, and the specific revenue recognition criteria have been met for each type of the Group’s activities as described below:

(a)	Sale of goods

Revenue from sale is recognised when all of the general conditions stated above and the following conditions are satisfied: the significant risks and rewards of ownership of goods have been transferred to the buyer, as well as the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. The Group recognises revenue when goods are sent to designated place and confirmed receipt by customers according to the terms of contract.

(b)	Rendering of services

The Group provides service to external parties. The related revenue is recognised using the percentage of completion method, with the stage of completion being determined based on proportion of costs incurred to date to the estimated total costs.

(c)	Transfer of asset use rights

Interest income is determined by using the effective interest method, based on the length of time for which the Group’s cash is used by others.

Income from an operating lease is recognised on a straight-line basis over the period of the lease.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(26)	Government grants

Government grants are transfers of monetary or non-monetary assets from the government to the Group at nil consideration, including refund of taxes and financial subsidies, etc.

A government grant is recognised when the conditions attached to it can be complied with and the government grant can be received. For a government grant in the form of transfer of monetary assets, the grant is measured at the amount received or receivable. For a government grant in the form of transfer of non-monetary assets, it is measured at fair value; if the fair value is not reliably determinable, the grant is measured at nominal amount.

A government grant related to an asset means grant that used for acquisition, construction or otherwise to form long-term assets. A government grant related to income is grant in addition to government grant related to an asset.

A government grant related to an asset is recognised initially as deferred income and amortised to profit or loss on a straight-line basis over the useful life of the asset. A grant measured at nominal amount is recognised in profit or loss for the period immediately.

A government grant related to income that compensates the Group for expenses to be incurred in the subsequent periods is recognised initially as deferred income and recognised in profit or loss in the same periods in which the expenses are recognised. A grant that compensates the Group for expenses incurred is recognised in profit or loss immediately.

(27)	Deferred tax assets and deferred tax liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences arising between the tax bases of assets and liabilities and their carrying amounts (temporary differences). Deferred tax asset is recognised for the deductible losses that can be carried forward to subsequent years for deduction of the taxable profit in accordance with the tax laws. No deferred tax liability is recognised for a temporary difference arising from the initial recognition of goodwill. No deferred tax asset or deferred tax liability is recognised for the temporary differences resulting from the initial recognition of assets or liabilities due to a transaction other than a business combination, which affects neither accounting profit nor taxable profit (or deductible loss). At the balance sheet date, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

Deferred tax assets are only recognised for deductible temporary differences, deductible losses and tax credits to the extent that it is probable that taxable profit will be available in the future against which the deductible temporary differences, deductible losses and tax credits can be utilised.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(27)	Deferred tax assets and deferred tax liabilities (continued)

Deferred tax liabilities are recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future. When it is probable that the temporary differences arising from investments in subsidiaries, associates and joint ventures will be reversed in the foreseeable future and that the taxable profit will be available in the future against which the temporary differences can be utilised, the corresponding deferred tax assets are recognised.

Deferred tax assets and liabilities are offset when:

•	the deferred taxes are related to the same tax payer within the Group and the same taxation authority; and,

•	that tax payer within the Group has a legally enforceable right to offset current tax assets against current tax liabilities.

(28)	Leases

A lease that in substance transfers substantially all the risks and rewards incidental to ownership of an asset is a finance lease. An operating lease is a lease other than a finance lease. Lease payments under an operating lease are recognised on a straight-line basis over the period of the lease, and are either capitalised as part of the cost of related assets, or charged as an expense for the current period.

(29)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties of the Group. Related parties of the Group and the Company include, but are not limited to:

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(29)	Related parties (continued)

a.	the Company’s parent;

b.	the Company’s subsidiaries;

c.	enterprises that are controlled by the Company’s parent;

d.	investors that have joint control or exercise significant influence over the Group;

e.	enterprises or individuals if a party has control or joint control over both the enterprises or individuals and the Group;

f.	joint ventures of the Group, including subsidiaries of joint ventures;

g.	associates of the Group, including subsidiaries of associates;

h.	principal individual investors of the Group and close family members of such individuals;

i.	key management personnel of the Group and close family members of such individuals;

j.	key management personnel of the Company’s parent company;

k.	close family members of key management personnel of the Company’s parents; and

l.	other enterprises that are controlled or jointly controlled by principal individual investors, key management personnel of the Group, or close family members of such individuals.

In addition to the related parties stated above determined in accordance with the requirements of CAS, the following enterprises and individuals(but not limited to) are considered as related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC:

m.	enterprises or individuals that act a concert, that hold 5% or more of the Company’s shares;

n.	individuals who directly or indirectly hold more than 5% of the Company’s shares and their close family members, supervisors of the listed companies and their close family members;

o.	enterprises that satisfied any of the aforesaid conditions in (a), (c) or (m) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement;

p.	individuals who satisfied any of the aforesaid conditions in (i), (j) or (n) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement; and

q.	enterprises, other than the Company and the subsidiaries controlled by the Company, which are controlled directly or indirectly by an individual defined in (i), (j), (n) or (p), or in which such an individual assumes the position of a director or senior executive.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(30)	Segment information

The Group identifies operating segments based on the internal organisation structure, management requirements and internal reporting system, and discloses segment information of reportable segments which is determined on the basis of operating segments.

An operating segment is a component of the Group that satisfies all of the following conditions: (1) the component is able to earn revenue and incur expenses from its ordinary activities; (2) whose operating results are regularly reviewed by the Group’s management to make decisions about resources to be allocated to the segment and to assess its performance, and (3) for which the information on financial position, operating results and cash flows is available to the Group. If two or more operating segments have similar economic characteristics and satisfy certain conditions, they are aggregated into one single operating segment.

(31)	Significant accounting policies and accounting estimates

The Group continually evaluates the critical accounting estimates and key judgments applied based on historical experience and other factors, including expectations of future events that are believed to be reasonable.

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next accounting year are outlined below:

(i)	Estimated useful life and residual value of fixed assets

The Group assessed the reasonableness of estimated useful life of fixed assets in line with the historical experience on the basis of similar function or characteristic for the assets. If there are significant changes in estimated useful lives and residual value from previous years, the depreciation expenses for future periods are adjusted.

The Group reviews and adjusts the useful lives and estimated residual value of the assets regularly at the end of each year end.

(ii)	Impairment of long-term assets

Long-term assets are reviewed for impairment at each balance sheet date when events or changes in circumstance have indicated that their carrying amounts may not be recoverable. If any such evidence indicated that their carrying amounts may not be recoverable, the carrying amounts exceed the recoverable amounts would be recognized as impairment loss and accounted in current profit or loss.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Summary of significant accounting policies and accounting estimates (continued)

(31)	Significant accounting policies and accounting estimates (continued)

(ii)	Impairment of long-term assets (continued)

The recoverable amount of an asset (or an asset group) is the greater of its net selling price and its present value of expected future cash flows. In assessing value in use, significant judgements are exercised over the assets’ (or the asset group’s) production and sales, selling prices, related operating expenses and discount rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling prices and related operating expenses based on reasonable and supportable assumptions.

(iii)	Inventory provision

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical cost of sales. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(iv)	Income taxes

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

In addition, the Group recognises deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realised or utilized. If profit forecasts deviate from original estimates, the deferred tax assets will need to be adjusted in future, which has significant impact on profit.

In making the assessment of whether it is probable the Group will realise or utilise the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilise the deferred tax assets recognised at 30 June 2016, the Group would need to generate future taxable income of at least RMB351 million (unaudited). Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

3	Taxation

(1)	The main categories and rates of taxes applicable to the Group are set out below:

Category	Tax base	Tax rate
Enterprise income tax	Taxable income	25%
Value-added tax (“VAT”) (a)	Taxable value-added amount (Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less deductible VAT input of the current period)	6%, 11%, 13% and 17%
Business tax (a)	Taxable turnover amount	5%
Consumption tax	Taxable sales amount	Gasoline: RMB2,110 per ton;
		diesel oil: RMB1,411 per ton
City maintenance and construction tax	Consumption tax payable, business tax payable and VAT payable	1% and 7%

(a)	Revenue from transportation industry, modern service industry, tangible asset leasing, port service and warehousing service are subject to VAT, the applicable tax rate of revenue from tangible assets leasing is 17%, revenue from transportation industry is 11%, and revenue from modern service, port service and warehousing service income is 6%.

4	Notes to the consolidated financial statements

(1)	Cash at bank and on hand

	30 June 2016 (unaudited)	31 December 2015
Cash on hand	5	7
Cash at bank	4,450,725	1,077,229
Other monetary funds	576	194
	4,451,306	1,077,430

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(2)	Notes receivable

	30 June 2016 (unaudited)	31 December 2015
Trade acceptance notes	4,777	4,680
Bank acceptance notes	1,173,276	1,002,693
	1,178,053	1,007,373

All of the above notes held are short-term acceptance notes due within six months. No notes receivables, included in the above, were transferred to accounts receivable due to non-performance of the issuers for the six months ended 30 June 2016 (unaudited).

(a)	As at 30 June 2016, the Group has no notes receivable which are pledged for the issuance of letters of credit (unaudited) (31 December 2015: Nil).

(b)	As at 30 June 2016, the Group’s endorsed or discounted notes receivable which are still undue are as follows (unaudited):

	Derecognised	Not derecognised
Bank acceptance notes	1,090,757	—

(3)	Dividends receivable

	30 June 2016 (unaudited)	31 December 2015
BOC-SPC Gases Company Limited (“BOC-SPC”)	27,500	—

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(4)	Accounts receivable

	30 June 2016 (unaudited)	31 December 2015
Amounts due from related parties (Note 7(6))	1,108,429	1,136,011
Amounts due from third parties	1,086,643	488,584
	2,195,072	1,624,595
Less: Provision for bad debts	(17)	(24)
	2,195,055	1,624,571

(a)	The ageing of accounts receivable is analysed as follows:

	30 June 2016 (unaudited)	31 December 2015
Within one year	2,195,035	1,624,530
Over one year but within two years	26	55
Over two years but within three years	6	7
Over three years	5	3
	2,195,072	1,624,595
Less: Provision for bad debts	(17)	(24)
	2,195,055	1,624,571

As at 30 June 2016, the Group has no any significant overdue accounts receivable (unaudited) (31 December 2015: Nil).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(4)	Accounts receivable (continued)

(b)	Accounts receivable by categories are analysed as follows:

	30 June 2016 (unaudited)				31 December 2015
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups:
- Group 1	1,086,643	49.50	17	0.01	488,584	30.07	24	0.01
- Group 2	1,108,429	50.50	—	—	1,136,011	69.93	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—
	2,195,072	100.00	17	—	1,624,595	100.00	24	—

Classification of accounts receivable: refer to Note 2(10(b)).

(c)	Subject to provision by Group 1 are as follows:

	30 June 2016 (unaudited)			31 December 2015
	Gross carrying amount	Provision for bad debts		Gross carrying amount	Provision for bad debts
	Amount	Amount	Percentage (%)	Amount	Amount	Percentage (%)
Within one year	1,086,606	—	—	488,519	—	—
Over one year but within two years	26	8	30.00	55	17	30.00
Over two years but within three years	6	4	60.00	7	4	60.00
Over three years	5	5	100.00	3	3	100.00
	1,086,643	17	—	488,584	24	—

There are no collateral over the above accounts receivable with provision for bad debts (unaudited).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(4)	Accounts receivable (continued)

(d)	During the period, the Group assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and there were no provision for accounts receivable that are individually significant or insignificant but assessed for impairment individually (unaudited).

(e)	During the period, the Group had no accounts receivable with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years (unaudited).

(f)	There are no significant accounts receivable that are written off during the current period (unaudited).

(g)	As at 30 June 2016, the top five accounts receivable by borrowers are summarised as follows (unaudited):

	Amount	Provision for bad debts	Percentage of total accounts receivable (%)
Total top five accounts receivable	1,429,851	—	65.14%

(h)	Accounts receivable derecognised due to the transfer of financial assets this period amounted to RMB1,176,930 thousands (unaudited) (for the six months ended 30 June 2015: RMB382,109 thousands (unaudited)), the relating amount recorded in financial expenses was RMB3,495 thousands (unaudited) (for the six months ended 30 June 2015: RMB433 thousands (unaudited)).

(i)	As at 30 June 2016, the Group had no accounts receivable which are pledged for the issuance of letters of credit (31 December 2015: Nil).

(5)	Other receivables

	30 June 2016 (unaudited)	31 December 2015
Amounts due from related parties (Note 7(6))	15,455	4,052
Receivables from the third parties	27,416	26,243
	42,871	30,295
Less: Provision for bad debts	(1,107)	(1,245)
	41,764	29,050

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(5)	Other receivables (continued)

(a)	The ageing of other receivables is analysed as follows:

	30 June 2016 (unaudited)	31 December 2015
Within one year	41,729	29,050
Over one year but within two years	50	—
Over two years but within three years	—	—
Over three years	1,092	1,245
	42,871	30,295
Less: Provision for bad debts	(1,107)	(1,245)
	41,764	29,050

As at 30 June 2016, the Group has no any significant overdue other receivables (unaudited) (31 December 2015: Nil).

(b)	Other receivables by categories are analysed as follows:

	30 June 2016 (unaudited)				31 December 2015
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups:
- Group 1	27,416	63.95	1,107	4.04	26,243	86.62	1,245	4.74
- Group 2	15,455	36.05	—	—	4,052	13.38	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—
	42,871	100.00	1,107	—	30,295	100.00	1,245	—

Classification of other receivable: refer to Note 2 (10(b)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(5)	Other receivables (continued)

(c)	The groups of other receivable in which provisions are made using ageing analysis method are analysed as follows:

	30 June 2016 (unaudited)			31 December 2015
	Gross carrying amount	Provision for bad debts		Gross carrying amount	Provision for bad debts
	Amount	Amount	Percentage (%)	Amount	Amount	Percentage (%)
Within one year	26,274	—	—	24,998	—	—
Over one year but within two years	50	15	30.00	—	—	—
Over two years but within three years	—	—	—	—	—	—
Over three years	1,092	1,092	100.00	1,245	1,245	100.00
	27,416	1,107	—	26,243	1,245	—

(d)	During the period, the Group assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and there were no provision for other receivables that are individually significant or insignificant but assessed for impairment individually (unaudited).

(e)	During the period, the Group had no material other receivables with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years (unaudited).

(f)	There are no significant other receivables that are written off during the current period (unaudited).

(g)	As at 30 June 2016, the top five other receivables are as follows (unaudited):

	Nature	Amount	Ageing	Percentage of total other receivables	Provision for bad debts
Jiaxing Customs	Export tax refund	8,447	Within one year	19.70%	—
BOC-SPC	Business transaction	7,085	Within one year	16.53%	—
Sinopec-SK (Wuhan) Petrochemical Company Limited	Business transaction	6,505	Within one year	15.17%	—
Jinshan Customs	Export tax refund	5,962	Within one year	13.91%	—
Shanghai Jinshan Petrochemical Logistics Co., Ltd.	Business transaction	4,016	Within one year	9.37%	—
		32,015		74.68%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(6)	Advances to suppliers

	30 June 2016 (unaudited)	31 December 2015
Amounts advance to related parties (Note 7(6))	32,969	6,966
Amounts advance to third parties	5,506	8,165
	38,475	15,131

(a)	The ageing of advances to suppliers is analysed as follows:

	30 June 2016 (unaudited)		31 December 2015
	Amount	Percentage (%)	Amount	Percentage (%)
Within one year	38,475	100.00%	15,131	100.00%

(b)	As at 30 June 2016, the top five advances to suppliers are summarised as follows (unaudited):

	Amount	Percentage of total advances to suppliers (%)
Total top five advances to suppliers	36,761	95.55%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(7)	Inventories

(a)	Inventories by categories are as follows:

	30 June 2016 (unaudited)			31 December 2015
	Gross carrying amount	Provision for declines in the value of inventories	Carrying amount	Gross carrying amount	Provision for declines in the value of inventories	Carrying amount
Raw materials	2,682,672	(1,564)	2,681,108	2,517,806	(1,564)	2,516,242
Work in progress	982,610	(30,488)	952,122	898,694	(28,081)	870,613
Finished goods	822,606	(14,837)	807,769	554,171	(25,424)	528,747
Spare parts and consumables	284,802	(93,913)	190,889	332,652	(70,066)	262,586
	4,772,690	(140,802)	4,631,888	4,303,323	(125,135)	4,178,188

(b)	Provision for declines in the value of inventories is analysed as follows:

	31 December 2015	Increases	Decreases Sold	30 June 2016 (unaudited)
Raw materials	1,564	—	—	1,564
Work in progress	28,081	14,097	(11,690)	30,488
Finished goods	25,424	—	(10,587)	14,837
Spare parts and consumables	70,066	23,847	—	93,913
	125,135	37,944	(22,277)	140,802

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(7)	Inventories (continued)

(c)	Provision for declines in the value of inventories are analysed as follows:

	Basis for determining net realisable value	Reason for sold (unaudited)
Raw materials	The estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.	Not available
Work in progress	Same as above	Sold in current period
Finished goods	The estimated selling price in the ordinary course of business, less the estimated costs necessary to make the sale and related taxes.	Sold in current period
Spare parts and consumables	Same as above	Not available

(8)	Other current assets

	30 June 2016 (unaudited)	31 December 2015
Entrusted lendings due within one year	88,000	106,000
Long-term prepaid expenses – the current part (Note 4(14))	59,240	86,481
VAT deductible	22,170	17,265
	169,410	209,746

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(9)	Long-term equity investments

	30 June 2016 (unaudited)	31 December 2015
Joint ventures (a)	177,547	236,983
Associates (b)	3,442,242	3,234,156
	3,619,789	3,471,139
Less: Provision for impairment of long-term equity investment	—	—
	3,619,789	3,471,139

There are no significant restrictions over the realisation of the Group’s long-term equity investment.

(a)	Joint ventures

	31 December 2015	Current period movement				30 June 2016 (unaudited)
		Additional/ negative investment	Net profit/(loss) adjusted by equity method	Cash dividends declared in current period	Impairment provided in current period
Joint ventures of subsidiaries
Shanghai Jinpu Plastic Packing Materials Company Limited (“Jinpu”)	39,981	—	(36,732)	—	—	3,249
Shanghai Petrochemical Yangu Gas Development Company Limited (“Yangu Gas”)	52,483	—	(1,893)	(600)	—	49,990
BOC-SPC	144,519	—	12,914	(33,125)	—	124,308
	236,983	—	(25,711)	(33,725)	—	177,547

Interests in joint ventures, refer to Note 5(2).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(9)	Long-term equity investments (continued)

(b)	Associates

		Current period movement
	31 December 2015	Additional/ negative investment	Net profit/(loss) adjusted by equity method	Cash dividends declared in current period	Impairment provided in current period	30 June 2016 (unaudited)
Associates of the Company
Shanghai Secco	1,778,760	—	335,951	(178,200)	—	1,936,511
Shanghai Chemical Industry Park Development Company Limited (“Chemical Industry Park”)	1,280,859	—	61,460	—	—	1,342,319

Associates of subsidiaries
Shanghai Jinsen Hydrocarbon Resins Company Limited (“Jinsen”)	82,794	—	(1,866)	(2,936)	—	77,992
Shanghai Azbil Automation Company Limited (“Azbil”)	44,926	—	2,978	(7,200)	—	40,704
Others	46,817	—	3,933	(6,034)	—	44,716
	3,234,156	—	402,456	(194,370)	—	3,442,242

Interests in associates, refer to Note 5(2).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(10)	Investment properties

Buildings
Cost
30 June 2016 (unaudited) and 31 December 2015	556,883

Accumulated depreciation
31 December 2015	151,311
Depreciation charged in current period	6,778
30 June 2016 (unaudited)	158,089

Carrying amount
30 June 2016 (unaudited)	398,794
31 December 2015	405,572

For the six months ended 30 June 2016, depreciation charges amounted to RMB6,778 thousands (unaudited) (for the six months ended 30 June 2015: RMB6,769 thousands (unaudited)), without impairment provided (unaudited) (for the six months ended 30 June 2015: Nil (unaudited)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(11)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2015	3,815,817	41,041,036	1,904,001	46,760,854
Reclassification in current period	(76)	(3,311)	3,387	—
Increase in current period	—	57,583	7,589	65,172
Transfer from construction in progress (Note 4(12))	—	244,247	5,016	249,263
Decrease in current period	(7,822)	(369,201)	(21,781)	(398,804)
30 June 2016 (unaudited)	3,807,919	40,970,354	1,898,212	46,676,485

Accumulated depreciation
31 December 2015	2,216,539	27,649,951	1,495,427	31,361,917
Reclassification in current period	667	(781)	114	—
Current period charges	53,791	740,161	31,904	825,856
Decrease in current period	(7,511)	(292,927)	(20,663)	(321,101)
30 June 2016 (unaudited)	2,263,486	28,096,404	1,506,782	31,866,672

Impairment provision
31 December 2015	279,099	640,896	54,043	974,038
Current period charges	—	104,878	7,184	112,062
Decrease in current period	—	(55,456)	—	(55,456)
30 June 2016 (unaudited)	279,099	690,318	61,227	1,030,644

Carrying amount
30 June 2016 (unaudited)	1,265,334	12,183,632	330,203	13,779,169
31 December 2015	1,320,179	12,750,189	354,531	14,424,899

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(11)	Fixed assets (continued)

As at 30 June 2016 (unaudited) and 31 December 2015, the Group had no pledged fixed assets.

For the sixth months ended 30 June 2016, the depreciation expenses amounted to RMB825,856 thousands (unaudited) (for the sixth months ended 30 June 2015: RMB902,727 thousands (unaudited)), of which RMB781,309 thousands (unaudited), RMB4,468 thousands (unaudited) and RMB40,079 thousands (unaudited) (for the sixth months ended 30 June 2015: RMB861,461 thousands (unaudited), RMB38 thousands (unaudited) and RMB41,228 thousands (unaudited)) were charged in cost of sales, selling and distribution expenses and general and administrative expenses respectively.

The amount of fixed assets transferred from construction in progress was RMB249,263 thousands (unaudited) (for the sixth months ended 30 June 2015: RMB145,274 thousands (unaudited)).

(12)	Construction in progress

	30 June 2016 (unaudited)			31 December 2015
	Original cost	Impairment provision	Carrying amount	Original cost	Impairment provision	Carrying amount
Construction in progress	580,908	(10,175)	570,733	732,695	(10,175)	722,520

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(12)	Construction in progress (continued)

The movement of the Group’s major construction in progress is listed as follows:

Projects name	Budget	31 December 2015	Increase in current year	Transferred to fixed assets in current year (Note 4(11))	Provision for imparment in current year	30 June 2016 (unaudited)	Percentage of actual cost to budget	Project progress	Source of funds
100,000 tons/year EVA production plant	1,131,520	115,379	—	—	—	115,379	10.20%	10.20%	Equity funds and borrowings
1# ~ 5# and 7# boiler desulphurization project of Thermoelectricity Department	167,050	113,959	3,600	(117,559)	—	—	100.00%	100.00%	Equity funds and borrowings
Desulfurization and denitrification project for the boiler of Olefins Department	80,540	30,170	24,271	(54,441)	—	—	100.00%	100.00%	Equity funds and borrowings
Oil Tank’s odors control project of Storage and Transportation Department	62,640	36,262	8,997	—	—	45,259	72.25%	72.25%	Equity funds
The Improvement works of circulating water’s clean-up and shunting of Sinopec Shanghai Petrochemical	41,670	24,769	1,182	(25,951)	—	—	100.00%	100.00%	Equity funds
The fire station project of Weiliu Road	24,920	22,424	—	—	—	22,424	89.98%	89.98%	Equity funds
The improvement of control system and operation station centralized project for acrylic fibers department	9,570	1,234	3,398	—	—	4,632	48.40%	48.40%	Equity funds
The part four comprehensive reconstruction of air compressor station for plastic department	9,340	969	1,664	—	—	2,633	28.19%	28.19%	Equity funds
The transformation project for the chemical sewage pipeline, sewage of Unit 2# olefin device	9,120	5,591	774	—	—	6,365	69.79%	69.79%	Equity funds
The transformation project of burning tank of Unit 2# olefin device	9,110	7,153	527	(7,680)	—	—	100.00%	100.00%	Equity funds
Other Business Unit Minor Project		374,785	53,063	(43,632)	—	384,216
		732,695	97,476	(249,263)	—	580,908
Less: provision for impairment		(10,175)	—	—	—	(10,175)
		722,520	97,476	(249,263)	—	570,733

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(12)	Construction in progress (continued)

For the sixth months ended 30 June 2016, the Group has capitalised borrowing costs amounted to RMB1,788 thousands on qualifying assets (unaudited) (for the sixth months ended 30 June 2015: RMB1,609 thousands (unaudited)).

In 2014, the Group ceased the construction of 50,000 tons per year ethanolamine project and fully provided impairment for this project at its carrying amounts of RMB10,175 thousands.

(13)	Intangible assets

	Land use rights	Other intangible assets	Total
Cost
30 June 2016 (unaudited) and 31 December 2015	708,972	95,370	804,342

Accumulated amortisation
31 December 2015	314,776	66,037	380,813
Charge in current period	7,245	1,461	8,706
30 June 2016 (unaudited)	322,021	67,498	389,519

Carrying amount
30 June 2016 (unaudited)	386,951	27,872	414,823
31 December 2015	394,196	29,333	423,529

For the six months ended 30 June 2016, amortisation expenses of intangible assets amounted to RMB8,706 thousands (unaudited) (for the six months ended 30 June 2015: RMB8,804 thousands (unaudited)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(14)	Long-term prepaid expenses

	31 December 2015	Increase in current period	Amortisation in current period	Other decreases in current period (Note 4(8))	30 June 2016 (unaudited)
Catalysts	345,978	128,771	(108,006)	(58,984)	307,759
Leaseholding improvements	12,315	564	(862)	(256)	11,761
Others	1,194	—	(242)	—	952
	359,487	129,335	(109,110)	(59,240)	320,472

(15)	Deferred tax assets and deferred tax liabilities

(a)	Deferred tax assets before offsetting

	30 June 2016 (unaudited)		31 December 2015
	Deductible temporary differences and deductible losses	Deferred tax assets	Deductible temporary differences and deductible losses	Deferred tax assets
Provision for bad debts and inventory provision	94,804	23,701	79,139	19,785
Provision for impairment of fixed assets and depreciation difference	212,050	53,013	176,174	44,043
Provision for impairment of construction in progress	10,175	2,544	10,175	2,544
Investment with fixed assets and sales of fixed assets to a joint ventures	17,515	4,379	19,267	4,817
Share-based payments	34,052	8,512	22,702	5,675
Other deferred tax assets	27	7	27	7
Deductible tax losses	11,500	2,875	11,500	2,875
	380,123	95,031	318,984	79,746
Including:
To be recovered within 12 months (inclusive)		29,229		31,862
To be recovered over 12 months		65,802		47,884
		95,031		79,746

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(15)	Deferred tax assets and deferred tax liabilities (continued)

(b)	Deferred tax liabilities before offsetting

	30 June 2016 (unaudited)		31 December 2015
	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities
Capitalised borrowing costs	(29,432)	(7,358)	(34,802)	(8,701)
Including:
To be recovered within 12 months (inclusive)		(2,686)		(2,889)
To be recovered over 12 months		(4,672)		(5,812)
		(7,358)		(8,701)

(c)	Deductible temporary differences and deductible losses that are not recognised as deferred tax assets are analysed as follows:

	30 June 2016 (unaudited)	31 December 2015
Deductible temporary differences	504,585	480,685
Deductible losses	449,832	411,284
	954,417	891,969

As accounting policies stated in Note 2(27), and it is not probable that future taxable income against which the deductible temporary differences and deductible losses can be utilised in some subsidiaries of the Company, such subsidiaries have not recognised deferred tax assets.

As at 30 June 2016, Zhejiang Jinyong Acrylic Fibre Company Limited (“Jinyong”) has not recognised deferred tax assets in respect of its fixed assets impairment provision of RMB456,623 thousands, inventory provision of RMB46,190 thousands (unaudited) (31 December 2015: Jinyong has not recognised deferred tax assets in respect of its fixed assets impairment provision of RMB432,579 thousands, inventory provision of RMB46,190 thousands).

As at 30 June 2016, other subsidiaries of the Company have not recognised deferred tax assets of RMB1,772 thousands (31 December 2015: RMB1,916 thousands).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(15)	Deferred tax assets and deferred tax liabilities (continued)

(c)	Deductible temporary differences and deductible losses that are not recognised as deferred tax assets are analysed as follows: (continued)

As accounting policies stated in Note 2(27), the Group not recognised deferred tax assets as it is not probable that future taxable profit against which the losses can be utilized will be available for the Group pursuant to latest tax laws, these accumulated losses will expire from 2016 to 2021.

	30 June 2016	31 December 2015
Jinyong	186,676	172,224
Shanghai Golden Conti Petrochemical
Company Limited (“Jindi”)	143,423	124,288
Shanghai Petrochemical Investment Development
Company Limited (“Toufa”)	85,383	81,363
Jinshan Hotel	34,350	33,409
	449,832	411,284

(d)	Deductible losses that are not recognised as deferred tax assets will expire in the following years:

	30 June 2016 (unaudited)	31 December 2015
2016	79,526	79,526
2017	68,211	68,211
2018	63,733	63,733
2019	70,723	70,723
2020	129,091	129,091
2021	38,548	—
	449,832	411,284

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(15)	Deferred tax assets and deferred tax liabilities (continued)

(e)	The net balance of deferred tax assets and liabilities after offsetting is as follows:

	30 June 2016 (unaudited)		31 December 2015
	Offsetting amount of deferred tax assets and deferred tax liabilities	Deferred tax assets - net	Offsetting amount of deferred tax assets and deferred tax liabilities	Deferred tax assets - net
Deferred tax assets	(7,358)	87,673	(8,701)	71,045
Deferred tax liabilities	7,358	—	8,701	—

(16)	Provision for assets impairment

	31 December 2015	Increase in current period	Decrease in current period		30 June 2016 (unaudited)
			Reversal	Sold/ write-off
Provision for bad debts	1,269	12	(14)	(143)	1,124
Including: Provision for bad debts of accounts receivable (Note 4(4))	24	7	(14)	—	17
Provision for bad debts of other receivables (Note 4(5))	1,245	5	—	(143)	1,107
Provision for declines in the value of inventories (Note 4(7))	125,135	37,944	—	(22,277)	140,802
Impairment provisions for fixed asset (Note 4(11))	974,038	112,062	—	(55,456)	1,030,644
Impairment provision for construction in progress (Note 4(12))	10,175	—	—	—	10,175
	1,110,617	150,018	(14)	(77,876)	1,182,745

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(17)	Short-term borrowings

Classification of short-term borrowings

	Currency	30 June 2016 (unaudited)	31 December 2015
Unsecured
- Bank borrowings	RMB	789,657	1,700,000
- Borrowings from related party (Note 7(6))	RMB	70,000	370,000
		859,657	2,070,000

As at 30 June 2016, the weighted average interest rate of short-term borrowings is 2.90%-4.85% per annum (unaudited) (31 December 2015: 2.90%-5.60% per annum).

As at 30 June 2016, there are no short-term borrowings which are due but have not been repaid (unaudited) (31 December 2015: Nil).

(18)	Notes payable

	30 June 2016 (unaudited)	31 December 2015
Bank acceptance notes	40,000	—

(19)	Accounts payable

	30 June 2016 (unaudited)	31 December 2015
Related parties (Note 7(6))	2,038,989	1,455,646
Third parties	2,024,730	1,562,232
	4,063,719	3,017,878

As at 30 June 2016 (unaudited) and 31 December 2015, there are no individually significant accounts payable aged over one year.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(20)	Advances from customers

	30 June 2016 (unaudited)	31 December 2015
Related parties (Note 7(6))	11,495	18,166
Third parties	405,159	561,721
	416,654	579,887

Advances from customers are mainly advances on sales.

As at 30 June 2016 (unaudited) and 31 December 2015, there are no advances from customers that are individually significant aged over one year (31 December 2015: Nil).

(21)	Employee benefits payable

	30 June 2016 (unaudited)	31 December 2015
Short-term employee benefits payable	146,205	16,813
Defined contribution plans payable	21,307	23,186
	167,512	39,999

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(21)	Employee benefits payable (continued)

(a)	Short-term employee benefits

	31 December 2015	Increase in current period	Decrease in current period	30 June 2016 (unaudited)
Wages and salaries, bonuses, allowances and subsidies	—	742,266	(613,696)	128,570
Staff welfare	—	154,211	(154,211)	—
Social insurances	12,887	86,571	(86,872)	12,586
Including: Medical insurance	11,338	65,859	(67,056)	10,141
Work injury insurance	516	5,390	(4,643)	1,263
Maternity insurance	1,033	6,254	(6,266)	1,021
Supplementary medical insurance	—	9,068	(8,907)	161
Housing funds	—	74,066	(74,066)	—
Compensation for lay-off	—	4,647	(4,647)	—
Others	3,926	75,408	(74,285)	5,049
	16,813	1,137,169	(1,007,777)	146,205

In accordance with the Group voluntary employee reduction plan, employee reduction expenses amounted to RMB4,647 thousands for the sixth months ended 30 June 2016 (unaudited) (for the sixth months ended 30 June 2015: RMB10,264 thousands (unaudited)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(21)	Employee benefits payable (continued)

(b)	Defined contribution plans

	31 December 2015	Increase in current period	Decrease in current period	30 June 2016 (unaudited)
Basic pensions	21,644	128,170	(129,527)	20,287
Unemployment insurance	1,542	7,850	(8,372)	1,020
Supplemental basic pensions	—	35,363	(35,363)	—
	23,186	171,383	(173,262)	21,307

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff.

In addition, pursuant to the document “Order of the Ministry of Labour and Social Security No.20” dated 6 January 2004 issued by the Ministry of Labour of the PRC, the Group has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Group for more than one year may participate in this plan. The Group and participating employees make defined contributions to their pension saving accounts according to the plan. The assets of this plan are held separately from those of the Group in an independent fund administered by a committee consisting of representatives from the employees and the Group.

The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. For the sixth months ended 30 June 2016, the Group’s contribution to the above two plans amounted to RMB128,170 thousands (unaudited) and RMB35,363 thousands (unaudited) respectively (for the sixth months ended 30 June 2015: RMB138,003 thousands (unaudited) and RMB36,312 thousands (unaudited) respectively).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(22)	Taxes payable

	30 June 2016 (unaudited)	31 December 2015
Consumption tax payable	919,398	1,001,250
Enterprise income tax payable	623,429	59,597
Value added tax payable	385,437	86,691
City maintenance and construction tax payable	92,246	76,656
Educational surcharge payable	65,814	54,843
Land use tax payable	6,736	23,263
Housing property tax payable	6,581	19,892
Individual income tax payable	3,875	14,136
Business tax payable	—	1,647
Others	27,940	30,443
	2,131,456	1,368,418

(23)	Interest payable

	30 June 2016 (unaudited)	31 December 2015
Interest payable for short-term borrowings	507	1,890

(24)	Dividends payable

	30 June 2016 (unaudited)	31 December 2015
A share dividends	749,619	19,119
H share dividends	349,500	—
	1,099,119	19,119

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(25)	Other payables

	30 June 2016 (unaudited)	31 December 2015
Related parties (Note 7(6))	36,858	99,907
Third parties	771,521	529,173
	808,379	629,080

(a)	As at 30 June 2015 (unaudited), there are no other payables that are individually significant aged over one year besides unpaid guaranty deposit.

(b)	Other payables by categories are analysed as follows:

	30 June 2016 (unaudited)	31 December 2015
Equipment project and repair charges	356,804	205,714
Accrued expenses	101,712	45,788
Guaranty deposit	45,756	56,200
Payable to related parties (Note 7(6))	36,858	99,907
Sales discount	17,002	19,297
Deposits	14,600	11,556
Social insurance withholding	10,199	10,194
Others	225,448	180,424
	808,379	629,080

(26)	Deferred income

Government grants project	31 December 2015	Increase in current period	Recognised in non-operating income in current period	30 June 2016 (unaudited)	Related to assets/related to income
Investment subsidies for Chemical Industry	160,000	—	(5,000)	155,000	Related to assets

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(27)	Share capital

	31 December 2015	Current period movement					30 June 2016 (unaudited)
		Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Others	Subtotal
Restricted shares -
Domestic legal persons shares	4,380,000	—	—	—	—	—	4,380,000
Non-restricted shares -
RMB ordinary A shares listed in PRC	2,925,000	—	—	—	—	—	2,925,000
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000
	10,800,000	—	—	—	—	—	10,800,000

The Company was founded in Shanghai, PRC on 29 June 1993 with registered capital of RMB4,000,000,000 invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

Approved by Zheng Wei Fa No. [1993]30 issued by the State Council Securities Committee, the Company launched its Initial Public Offering (“IPO”) in July 1993 and September 1993 in Hong Kong, New York and Shanghai to issue 2.23 billion shares, including 1.68 billion H shares and 550 million A shares. The 550 million A shares included 400 million individual shares (including 150 million shares issued to SPC employees) and 150 million legal person shares. H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

After the IPO, the total quantity of shares issued by the Company was 6.23 billion, including 4 billion state-owned shares, 150 million legal person shares, 400 million individual shares, and 1.68 billion H shares.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(27)	Share capital (continued)

According to the plan stated in the prospectus issued in July 1993, and approved by the China Securities Regulatory Commission, the Company issued 320 million ordinary A shares with a par value of RMB1 each at an issuing price of RMB2.4 each during the period from 5 April to 10 June 1994. These shares were listed on the Shanghai Stock Exchange on 4 July 1994. By then, the total quantity of shares issued was expanded from 6.23 billion to 6.55 billion.

On 22 August 1996, the Company issued 500 million H shares to overseas investors; on 6 January 1997, another 150 million H shares were issued to overseas investors. By then, the total quantity of shares issued was expanded to 7.2 billion, including 2.33 billion H shares.

In 1998, China National Petrochemical Corporation was restructured to Sinopec Group.

Sinopec Corp. was founded on 28 February 2000 based on the approved assets restructuring of Sinopec Group. As part of the restructuring, the shares of the Company held by the Sinopec Group were injected in Sinopec Corp.; after the restructuring, the ownership of 4 billion state-owned shares of the Company held by the Sinopec Group were transferred to Sinopec Corp., and the shares were changed to state-owned legal person shares in nature.

All the A and H shares rank pari passu in all respects.

Pursuant to the ‘Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited’ issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of ‘Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)’ (“the share segregation reform resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013.

According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp., offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its non-circulating shares in the A Shares market. From 20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange (“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date.

The resolution were approved by the extraordinary general meeting of shareholders, A share class shareholders meeting and H share class shareholders meeting on 22 Oct 2013, respectively. As at 30 June 2016, total shares of the Company were 10,800,000 thousands.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(27)	Share capital (continued)

Since the implementation of share segregation reform resolution on 20 August 2013, the Company’s non-circulating A shares had been granted circulating rights. As part of the restricted conditions, 1,080,000,000 A shares (equivalent to ten percent of the total number of Sinopec Shanghai Petrochemical Company’s shares) held by Sinopec Corp. and 225,000,000 A shares held by social legal persons had achieved circulation as at 30 June 2016.

	31 December 2014	Current period movement					30 June 2015 (unaudited)
		Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Others	Subtotal

Restricted shares -
Domestic legal persons shares	4,920,000	—	—	—	—	—	4,920,000

Non-restricted shares -
RMB ordinary A shares listed in PRC	2,385,000	—	—	—	—	—	2,385,000
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000
	10,800,000	—	—	—	—	—	10,800,000

(28)	Capital surplus

	31 December 2015	Increase in current period	Decrease in current period	30 June 2016 (unaudited)
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Share-based payment recognised in shareholders’ equity (a)	22,702	11,350	—	34,052
Others	49,067	—	—	49,067
	516,624	11,350	—	527,974

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(28)	Capital surplus (continued)

	31 December 2014	Increase in current period	Decrease in current period	30 June 2015 (unaudited)
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Share-based payment recognised in shareholders’ equity (a)	—	11,901	—	11,901
Others	49,067	—	—	49,067
	493,922	11,901	—	505,823

(a)	Share-based payments

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants (0.359% of the total ordinary share capital issued). Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at an exercise price of RMB4.20 under vesting conditions. The options are exercisable starting two years from the grant date, subject to the following vesting conditions:

•	RoE of the Group should be no less than 9% for 2015, 9.5% for 2016 and 10% for 2017 in respect to the three vesting periods;

•	achieving the target compound annual growth rate of 5% in net profit for 2015, 2016 and 2017, respectively based on the net profit of 2013;

•	proportion of the main business revenue in the total revenue should be no less than 99%;

•	each of the above three conditions should be no lower than the 75% level of peer companies; and

•	achieving the target budget set by the Sinopec Corp

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(28)	Capital surplus (continued)

(a)	Share-based payments (continued)

As at 31 December 2016, the outstanding share options which will expire in twelve months after the vesting dates and their exercise prices are as follows:

Vesting date	Exercise price	Outstanding shares
	per share in RMB	(unaudited)
6 January 2017	4.20	15,504,000
6 January 2018	4.20	11,628,000
6 January 2019	4.20	11,628,000

(b)	Changes in number of share options in current year

As at 30 June 2016 (unaudited) and 31 December 2015
Outstanding stock options issued	38,760,000

(c)	Fair value of share options as at grant date

The total fair value of share options has been valued by an external valuation expert using Black- Scholes valuation model. As at the grant date, the significant inputs into the model were as follows:

Exercise price (Renminbi: Yuan)	4.20
Maturity (years)	5.00
Spot share price (Renminbi: Yuan)	4.51
Expected volatility	41.20%
Dividend yield	1.00%
Risk-free interest rate	3.39%-3.67%

The total fair value of share options at the grant date was RMB65,412 thousands.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(28)	Capital surplus (continued)

(d)	Effect of share-based payment transactions on the financial position and financial performance

For the six months ended 30 June 2016 (unaudited)
Total expense recognised for the Equity-settled share-based payment in consolidated income statement	11,350
Accumulated amount recognised for the Equity-settled share-based payment in capital surplus	34,052

(29)	Specific reserve

	31 December 2015	Accrued during the period	Utilised during the period	30 June 2016 (unaudited)
Safety production costs	953	53,343	(13,902)	40,394

	31 December 2014	Accrued during the period	Utilised during the period	30 June 2015 (unaudited)
Safety production costs	1,265	72,925	(47,597)	26,593

Specific reserve represents unutilised safety production fund accrued in accordance with state regulations (Note 2(20)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(30)	Surplus reserve

	31 December 2015	Increase in current period	Decrease in current period	30 June 2016 (unaudited)
Statutory surplus reserve	4,391,905	—	—	4,391,905
Discretionary surplus reserve	101,355	—	—	101,355
	4,493,260	—	—	4,493,260

	31 December 2014	Increase in current period	Decrease in current period	30 June 2015 (unaudited)
Statutory surplus reserve	4,072,476	—	—	4,072,476
Discretionary surplus reserve	101,355	—	—	101,355
	4,173,831	—	—	4,173,831

In accordance with the Company Law and the Company’s Articles of Association, the Company should appropriate 10% of net profit for the year to the statutory surplus reserve, and the Company can cease appropriation when the statutory surplus reserve accumulated to more than 50% of the registered capital. The statutory surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No Statutory surplus reserve was provided during current period (unaudited) (for the six months ended 30 June 2015: Nil (unaudited)).

The Company appropriates for the discretionary surplus reserve should be proposed by the board of directors and approved by the General Meeting of Shareholders. The discretionary surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No discretionary surplus reserve was provided in current period (unaudited) (for the six months ended 30 June 2015: Nil (unaudited)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(31)	Undistributed profits

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Undistributed profits at the beginning of the period	4,028,025	1,101,605
Add: Net profit attributable to equity shareholders of the parent company for the current period	3,096,675	1,731,166
Less: Ordinary shares dividends payable	(1,080,000)	—
Undistributed profits at the end of the period	6,044,700	2,832,771

Pursuant to the resolution of the shareholders’ meeting on 15 June 2016, a dividend in respect of the year ended 31 December 2015 of RMB0.1 per share, amounting to a total dividend of RMB1,080,000 thousands was declared (unaudited) (for the six months ended 30 June 2015: Nil (unaudited)).

(32)	Non-controlling interests

Attributable to the non-controlling interests of the Group:

	30 June 2016 (unaudited)	31 December 2015
Shanghai Golden Phillips Petrochemical Company Limited (“Jinfei”)	173,378	196,067
China Jinshan Associated Trading Corporation (“Jinmao”)	69,593	63,723
Shanghai Jinchang Engineering Plastics Company Limited (“Jinchang”)	39,658	37,248
Jinyong	(6,011)	—
	276,618	297,038

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(33)	Revenue and cost of sales

	Six months ended 30 June
	2016 (unaudited)		2015 (unaudited)
	Revenue	Cost of sales	Revenue	Cost of sales
Main operations	36,729,912	24,970,180	41,933,751	31,092,007
Other operations	263,279	207,448	218,699	141,857
	36,993,191	25,177,628	42,152,450	31,233,864

(a)	Main operations revenue and main operations cost

The Group mainly operates in petrochemical industry.

Analysis by product is as follows:

	Six months ended 30 June
	2016 (unaudited)		2015 (unaudited)
	Main operations revenue	Main operations cost	Main operations revenue	Main operations cost
Synthetic fibres	999,011	929,160	1,277,780	1,260,478
Resins and plastics	4,747,017	3,352,638	5,374,909	4,098,680
Intermediate petrochemicals	4,245,716	2,724,786	5,049,076	3,734,009
Petroleum products	17,535,794	8,921,854	23,186,915	15,133,125
Trading	9,004,010	8,927,994	6,822,043	6,746,830
Others	198,364	113, 748	223,028	118,885
	36,729,912	24,970,180	41,933,751	31,092,007

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(34)	Taxes and surcharges

	Six months ended 30 June		Tax base and rate
	2016 (unaudited)	2015 (unaudited)
Consumption tax	5,294,575	6,082,783	According to relevant PRC tax regulations, since 1 January 2009, the Group is required to pay consumption tax based on the Group’s sales of gasoline and diesel rate according to the applicable tax rate (Note 3(1))
City maintenance and construction tax	514,502	566,892	1% and 7% of actual payments of consumption, business tax and VAT during the period
Educational surcharge and others	374,731	407,321	5% of actual payments of consumption, business tax and VAT during the period
Business tax	2,354	3,942	5% of taxable turnover amount
	6,186,162	7,060,938

(35)	Selling and distribution expenses

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Transportation fee	122,574	139,870
Sales commission	46,872	57,921
Storage and logistics expenses	30,956	29,171
Staff costs	26,885	22,926
Others	8,385	11,693
	235,672	261,581

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(36)	General and administrative expenses

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Repair and maintenance expenses	625,013	577,395
Employee benefits	551,828	568,198
Administrative expenses	74,918	81,580
Depreciation and amortisation	48,785	50,033
Research and development costs	47,144	14,265
Taxation charges	43,276	50,725
Security and fire extinguishment expenses	39,284	36,607
Operation and maintenance expenses for information system	15,756	15,003
Others	98,789	96,414
	1,544,793	1,490,220

(37)	Financial expenses - net

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Interest expenses	34,549	141,005
Less: Interest income	(39,989)	(23,457)
Exchange loss - net	208	18,581
Others	7,215	4,408
	1,983	140,537

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(38)	Expenses by nature

The cost of sales, selling and distribution expenses and general and administrative expenses in the income statement are listed as follows by nature:

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Changes in inventories of finished goods and work in progress	(374,628)	577,162
Consumed raw materials and low value consumables, etc.	14,614,108	21,768,057
Cost of trading products	8,927,994	6,746,830
Employee benefits	1,319,902	1,319,805
Depreciation and amortisation expenses	950,450	1,084,111
Repair and maintenance expenses	625,013	577,395
Transportation expenses	153,530	169,041
Agency commission	46,872	57,921
Audting fees	3,900	3,900
Others	690,952	681,443
	26,958,093	32,985,665

(39)	Investment income

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Investment accounted for using the equity method	376,745	331,853
Forward exchange contract income (a)	—	6,931
	376,745	338,784

There are no severe restrictions on the investee’s ability to transfer investment income to the Group.

(a)	For the six months ended 30 June 2016, the Group did not enter into any forward exchange contracts (unaudited) (For the six months ended 30 June 2015: the Group entered into the forward exchange contracts to avoid foreign exchange risk arising from borrowings denominated in EUR. The total realised income from forward exchange contracts is RMB6,931 thousands (unaudited)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(40)	Asset impairment losses

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Provision for impairment of fixed assets	112,062	50,001
Provision for decline in value of inventories	37,944	10,700
Provision for bad debts	(2)	710
	150,004	61,411

(41)	Non-operating income

	Six months ended 30 June		Amounts included in non-recurring profit or loss for the six months ended 30 June 2016
	2016 (unaudited)	2015 (unaudited)
Government grants (a)	14,280	7,155	14,280
Gains on disposal of fixed assets	2,548	986	2,548
Advances from customers no need to be charged	—	5,709	—
Others	536	4,558	536
	17,364	18,408	17,364

(a)	Government grants mainly include:

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Fiscal subsidy for scientific research, energy saving and environmental protection	8,900	535
Amortisation of deferred income	5,000	5,000
Others	380	1,620
	14,280	7,155

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(42)	Non-operating expenses

	Six months ended 30 June		Amounts included in non-recurring profit or loss for the six months ended 30 June 2016
	2016 (unaudited)	2015 (unaudited)
Losses on disposal of fixed assets	26,525	8,913	26,525
Allowances	13,631	10,621	13,631
Others	898	1,411	898
	41,054	20,945	41,054

(43)	Income tax expenses

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Current tax expense for the period based on tax law and regulations	964,869	14,773
Deferred income tax	(16,628)	476,913
	948,241	491,686

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(43)	Income tax expenses (continued)

The reconciliation from income tax calculated based on the applicable tax rates and total profit presented in the consolidated income statement to the income tax expenses is listed below:

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Total profit	4,050,004	2,240,146
Income tax expenses calculated at applicable tax rates	1,012,501	560,037
Tax effect of share of profit of investments accounted for using the equity method	(94,186)	(82,963)
Tax effect of non-deductible expenses	10,424	4,691
Under provision for income tax expense in respect of preceding years	3,890	1,741
Utilisation of previously unrecognised temporary differences	(36)	—
Temporary differences for which no deferred income tax asset was recognised in the period	6,011	8,180
Tax losses for which no deferred income tax asset was recognized in the year	9,637	—
Income tax expenses	948,241	491,686

(44)	Earnings per share

(a)	Basic earnings per share

Basic earnings per share is calculated by dividing the consolidated net profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding:

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Consolidated net profit attributable to ordinary shareholders of the parent company	3,096,675	1,731,166
Weighted average number of the Company’s ordinary shares outstanding (thousands)	10,800,000	10,800,000
Basic earnings per share	0.287	0.160

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(44)	Earnings per share (continued)

(b)	Diluted earnings per share

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Diluted consolidated net profit attributable to ordinary shareholders of the parent company	3,096,675	1,731,166

Weighted average number of the Company’s ordinary shares outstanding (thousands)	10,800,000	10,800,000
Adjustment for share option incentive (thousands) (i)	6,961	6,954
Diluted weighted average number of the Company’s ordinary shares outstanding (thousands)	10,806,961	10,806,961

Diluted earnings per share	0.287	0.160

(i)	The Company has dilutive potential ordinary shares from share options. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s A shares for the six months ended 30 June 2016) based on the monetary value of the outstanding share options. The number of ordinary shares in issue is compared with the number of shares that would have been issued assuming the exercise of the share options.

(45)	Notes to consolidated cash flow statement

(a)	Cash received relating to other operating activities

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Subsidy income	9,280	2,155
Others	382	4,558
	9,662	6,713

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(45)	Notes to consolidated cash flow statement (continued)

(b)	Cash paid relating to other operating activities

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Administrative expenses	74,918	81,580
Research and development costs	47,144	14,265
Agency commission	46,872	57,921
Security and fire extinguishment expenses	39,284	36,607
Storage and logistics expenses	28,535	29,171
Operation and maintenance expenses for information system	15,756	15,003
Others	5,729	40,700
	258,238	275,247

(c)	Cash received relating to other investment activities

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Interest income	42,435	23,454

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(46)	Supplementary materials to consolidated cash flow statement

(a)	Supplementary materials to consolidated cash flow statement

Reconciliation from net profit to cash flows from operating activities

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Net profit	3,101,763	1,748,460
Add: Asset impairment losses	150,004	61,411
Depreciation of investment properties	6,778	6,769
Depreciation of fixed assets	825,856	902,727
Amortisation of intangible assets	8,706	8,804
Amortisation of long-term prepaid expenses	109,110	165,811
Net losses on disposal of fixed assets	23,977	7,927
Financial (income)/expenses - net	(13,804)	137,237
Investment income	(376,745)	(338,784)
(Increase)/Decrease in deferred tax assets	(16,628)	476,913
Decrease in deferred income	(5,000)	(5,000)
(Increase)/Decrease in inventories	(491,644)	134,730
Increase in operating receivables	(824,979)	(482,562)
Increase/(Decrease) in operating payables	2,096,839	(937,433)
Increase in specific reserve	39,441	25,328
Share-based payment expenses	11,350	11,901
Net cash flows generated from operating activities	4,645,024	1,924,239

(b)	Net increase in cash and cash equivalents

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Cash and cash equivalents at the end of the period	4,451,306	301,061
Less: Cash and cash equivalents at the beginning of the period	1,077,430	279,198
Net increase in cash and cash equivalents	3,373,876	21,863

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

4	Notes to the consolidated financial statements (continued)

(46)	Supplementary materials to consolidated cash flow statement (continued)

(c)	Cash and cash equivalents

	30 June 2016 (unaudited)	31 December 2015
Cash
Including: Cash on hand	5	7
Bank deposits available on demand	4,450,725	1,077,229
Other cash at bank and on hand available on demand	576	194
Cash and cash equivalents at the end of the period	4,451,306	1,077,430

(47)	Monetary items denominated in foreign currency

	30 June 2016(unaudited)
	Balances denominated in foreign currency	Exchange rate	Balances denominated in RMB
Cash at bank and on hand -
USD	15,291	6.6312	101,399
Accounts receivable -
USD	163,652	6.6312	1,085,212
Other receivables -
USD	2	6.6312	16
Accounts payable -
USD	(212,159)	6.6312	(1,406,869)
EUR	(17)	7.3750	(125)
			(1,406,994)
Other payables -
USD	(2,722)	6.6312	(18,049)

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Equity in other entities

(1)	Equity in subsidiaries

(a)	Main structure of the enterprise Group

	Operating	Place of	Business	Shareholding (%)		Acquisition
	place	Registration	nature	Direct	Indirect	method
Toufa	Shanghai	Shanghai	Investment	100.00%	—	Establish
Jinmao	Shanghai	Shanghai	Trading	67.33%	—	Establish
Jinchang	Shanghai	Shanghai	Manufacturing	—	74.25%	Establish
Jinfei	Shanghai	Shanghai	Manufacturing	—	60.00%	Establish
Jinyong	Ningbo, Zhejiang	Ningbo, Zhejiang	Manufacturing	75.00%	—	Investment
Jindi	Shanghai	Shanghai	Manufacturing	—	100.00%	Establish
Shanghai Jinmao Trading Co., Ltd.	Shanghai	Shanghai	Trading	—	67.33%	Establish

(b)	As at 30 June 2016 (unaudited) and 31 December 2015, attributable to non-controlling interests of subsidiaries’ non-controlling shareholders were not significant (Note 4(32)).

(2)	Equity in joint ventures and associates

(a)	Background information of joint ventures and associates

	Main operating place	Place of Registration	Business nature	Strategic to the activities of the Group?	Shareholding (%)
					Direct	Indirect
Joint ventures -
BOC-SPC	Shanghai	Shanghai	Production and sale of industrial gas	Yes	—	50.00
Jinpu	Shanghai	Shanghai	Production of polypropylene film	Yes	—	50.00
Yangu Gas	Shanghai	Shanghai	Production and sale of industrial gas	Yes	—	50.00

Significant associates -
Shanghai Secco	Shanghai	Shanghai	Manufacturing and distribution of chemical products	Yes	20.00	—
Chemical Industrial Park	Shanghai	Shanghai	Planning, development and operation of Chemical Industrial Park	Yes	38.26	—
Jinsen	Shanghai	Shanghai	Production of resin products	Yes	—	40.00
Azbil	Shanghai	Shanghai	Service and maintenance of building automation systems and products	Yes	—	40.00

Set out below are the summarised financial information for the above companies which are accounted for using the equity method.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Equity in other entities (continued)

(2)	Equity in joint ventures and associates (continued)

(b)	Significant financial information of significant joint ventures

	30 June 2016 (unaudited)			31 December 2015
	BOC-SPC	Jinpu	Yangu Gas	BOC-SPC	Jinpu	Yangu Gas
Current assets	104,642	17,262	37,092	84,451	32,676	32,149
Including: Cash and cash equivalents	49,541	856	22,460	28,563	1,790	19,224
Non-current assets	292,421	19,630	70,446	313,884	81,985	78,622

Total assets	397,063	36,892	107,538	398,335	114,661	110,771

Current liabilities	(113,416)	(30,394)	(7,561)	(70,763)	(34,698)	(5,807)
Non-current liabilities	—	—	—	—	—	—

Total liabilities	(113,416)	(30,394)	(7,561)	(70,763)	(34,698)	(5,807)

Net assets	283,647	6,498	99,977	327,572	79,963	104,964
Share of net assets recognised at shareholding percentage (i)	141,823	3,249	49,990	163,786	39,981	52,483
Adjusted items - Offsetting the internal transactions unrealised	(17,515)	—	—	(19,267)	—	—
Carrying value of investments in joint venture	124,308	3,249	49,990	144,519	39,981	52,483

	Six months ended 30 June
	2016 (unaudited)			2015 (unaudited)
	BOC-SPC	Jinpu	Yangu Gas	BOC-SPC	Jinpu	Yangu Gas
Revenue	179,170	28,661	28,099	199,216	55,064	34,528
Financial (expenses)/income - net	(397)	418	(89)	(2,224)	(524)	(102)
Income tax expenses	7,612	—	—	(9,365)	—	—
Net profit/(loss)	22,326	(73,465)	(3,787)	27,682	(11,201)	1,506
Other comprehensive income	—	—	—	—	—	—

Total comprehensive income/(loss)	22,326	(73,465)	(3,787)	27,682	(11,201)	1,506

Dividends received from associates by the Group for the current period	33,125	—	600	—	—	650

(i)	The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the group and the associates.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Equity in other entities (continued)

(2)	Equity in joint ventures and associates (continued)

(c)	Significant financial information of significant associates

	30 June 2016 (Unaudited)				31 December 2015
		Chemical				Chemical
	Shanghai	Industrial			Shanghai	Industrial
	Secco	Park	Jinsen	Azbil	Secco	Park	Jinsen	Azbil
Current assets	5,344,367	4,323,698	122,667	148,581	4,879,596	2,486,929	128,354	150,672
Including: Cash and cash equivalents	1,126,902	2,559,442	54,285	85,881	598,397	981,308	75,881	74,867
Non-current assets	7,263,864	2,890,494	82,639	3,210	8,033,469	3,111,311	86,514	3,444

Total assets	12,608,231	7,214,192	205,306	151,791	12,913,065	5,598,240	214,868	154,116

Current liabilities	(2,428,336)	(1,113,411)	(10,326)	(50,032)	(3,532,247)	(404,115)	(7,882)	(41,801)
Non-current liabilities	(497,340)	(1,720,718)	—	—	(487,020)	(980,583)	—	—

Total liabilities	(2,925,676)	(2,834,129)	(10,326)	(50,032)	(4,019,267)	(1,384,698)	(7,882)	(41,801)

Net assets	9,682,555	4,380,063	194,980	101,759	8,893,798	4,213,542	206,986	112,315
Share of net assets recognised at shareholding percentage (i)	1,936,511	1,675,812	77,992	40,704	1,778,760	1,612,101	82,794	44,926
Adjusted items (ii)	—	(333,493)	—	—	—	(331,242)	—	—

Carrying value of investments in associates	1,936,511	1,342,319	77,992	40,704	1,778,760	1,280,859	82,794	44,926

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

5	Equity in other entities (continued)

(2)	Equity in joint ventures and associates (continued)

(c)	Significant financial information of significant associates (continued)

	Six months ended 30 June
	2016 (unaudited)				2015 (unaudited)
	Shanghai Secco	Chemical Industrial Park	Jinsen	Azbil	Shanghai Secco	Chemical Industrial Park	Jinsen	Azbil
Revenue	11,524,791	1,218,237	83,531	89,372	12,302,881	—	133,799	87,362
Net profit/(loss)	1,679,758	160,638	(4,665)	7,445	1,356,862	106,484	5,809	9,174
Other comprehensive income	—	—	—	—	—	—	—	—

Total comprehensive income	1,679,758	160,638	(4,665)	7,445	1,356,862	106,484	5,809	9,174

Dividends received from associates by the Group for the current period	178,200	—	2,936	7,200	—	—	2,926	12,000

(i)	The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the associates.

(ii)	Unentitled portion represented some piece of lands injected by Government in Chemical Industry as capital reserve and the earnings from this land cannot be shared by other shareholders.

(d)	Summarised information of insignificant associates

	Six months ended 30 June (unaudited)
	2016	2015
Total carrying value of investment made on 30 June	44,716	47,447

Below total amount are calculated at shareholding percentages
Net profit (i)	3,933	3,003
Other comprehensive income (i)	—	—

Total comprehensive income	3,933	3,003

(i)	The effects of the fair value of identifiable assets and liabilities at the time of investment acquisition and the adjustment for collective accounting policies are taken into consideration in determining net profit and other comprehensive income.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Segment information

Segment information is presented in respect of the Group’s business segments, the format of which is based on the structure of the Group’s internal organisation, management requirement, and internal reporting system.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance expenses, investment income, non-operating income and non-operating expenses. The accounting policies adopted by the operating segments are the same with the policies in Note 2(30). The transfer price of intersegment is recognised with cost plus profit method.

The Group principally operates in five operating segments: petroleum products, intermediate petrochemicals, synthetic fibres, resins and plastics and trading of petrochemical products. Petroleum products, intermediate petrochemicals, synthetic fibres and resins and plastics are produced through intermediate steps from crude oil, the principal raw material. The specific products of each segment are as follows:

(i)	The Group’s petroleum products segment is equipped with crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are co-products of the crude oil distillation process. Part of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of fuels for transportation, industry and household heating usage, such as diesel oil, jet fuel, heavy oil and liquefied petroleum gas.

(ii)	The intermediate petrochemicals segment primarily produces p-xylene, benzene and butadiene. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(iii)	The synthetic fibres segment produces primarily polyester and acrylic fibres, which are mainly used in the textile and apparel industries.

(iv)	The resins and plastics segment produces primarily polyester chips, low-density polyethylene resins, polypropylene resins, films and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(v)	The Group’s trading of petrochemical products segment primarily engages in importing and exporting of petrochemical products.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Segment information (continued)

(vi)	All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include consumer products and services and a variety of other commercial activities, which are not allocated to the above five operating segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise long-term equity investments, deferred tax assets, cash at bank and on hand and its related interest income, interest-bearing borrowings, interest expenses, deferred income, corporate assets and related expenses.

(a)	Segment information as at and for the six months ended 30 June 2016 is as follows (unaudited):

	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	999,011	4,747,017	4,245,716	17,535,794	9,004,010	461,643	—	—	36,993,191
Inter-segment revenue	—	40,622	4,693,316	1,524,150	706,127	264,290	—	(7,228,505)	—
Cost of sales	(929,160)	(3,352,638)	(2,724,786)	(8,921,854)	(8,927,994)	(321,196)	—	—	(25,177,628)
Interest income	—	—	—	—	—	—	39,989	—	39,989
Interest expenses	—	—	—	—	—	—	(34,549)	—	(34,549)
Investment income	—	—	—	—	—	—	376,745	—	376,745
Asset impairment losses	(57,624)	(81,155)	(11,225)	—	—	—	—	—	(150,004)
Depreciation and amortisation	(73,194)	(54,941)	(261,646)	(450,431)	(88)	(110,150)	—	—	(950,450)

Total (loss)/profit	(229,891)	713,166	734,194	2,431,333	21,203	(5,292)	385,291	—	4,050,004

Income tax expenses	—	—	—	—	—	—	(948,241)	—	(948,241)
Net (loss)/profit	(229,891)	713,166	734,194	2,431,333	21,203	(5,292)	(562,950)	—	3,101,763

Total assets	1,583,385	1,624,808	4,390,672	12,257,788	1,455,364	2,257,207	8,355,725	—	31,924,949

Total liabilities	316,374	867,937	901,151	3,770,122	1,571,094	201,549	2,113,776	—	9,742,003

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

6	Segment information (continued)

(b)	Segment information as at and for the six months ended 30 June 2015 is as follows(unaudited):

	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	1,277,780	5,374,909	5,049,076	23,186,915	6,822,043	441,727	—	—	42,152,450
Inter-segment revenue	—	49,134	4,806,577	1,670,932	932,368	387,269	—	(7,846,280)	—
Cost of sales	(1,260,478)	(4,098,680)	(3,734,009)	(15,133,125)	(6,746,830)	(260,742)	—	—	(31,233,864)
Interest income	—	—	—	—	—	—	23,457	—	23,457
Interest expenses	—	—	—	—	—	—	(141,005)	—	(141,005)
Investment income	—	—	—	—	—	—	338,784	—	338,784
Asset impairment losses	—	—	(50,001)	—	(10,700)	(710)	—	—	(61,411)
Depreciation and amortisation	(84,924)	(63,915)	(314,053)	(502,407)	(88)	(111,955)	(6,769)	—	(1,084,111)
Total (loss)/profit	(199,711)	671,713	478,376	1,038,806	7,509	47,742	195,711	—	2,240,146
Income tax expenses	—	—	—	—	—	—	(491,686)	—	(491,686)
Net (loss)/profit	(199,711)	671,713	478,376	1,038,806	7,509	47,742	(295,975)	—	1,748,460

Total assets	1,779,242	1,755,600	4,942,535	13,690,774	1,351,049	2,009,000	4,813,057	—	30,341,257

Total liabilities	307,114	842,401	873,682	4,019,245	1,173,298	108,315	4,399,954	—	11,724,009

In view of the fact that the Group operates mainly in the PRC, no geographical segment information is presented.

For the six months ended 30 June 2016, revenue from the same customer accounted for 44% (unaudited) of total Group revenue (For the six months ended 30 June 2015: 57% (unaudited)). The revenue from the customer derived from the following segments: intermediate petrochemicals, petroleum products, trading of petrochemical products and other segment.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions

(1)	Information on the parent company

(a)	General information of the parent company

	Place of registration	Business nature
China Petroleum & Chemical Corporation	No.22 Chaoyangmen North Street, Chaoyang District, Beijing	Exploring for, extracting and selling crude oil and natural gas; oil refining; production, sale and transport of petrochemical, chemical fibres and other chemical products; pipe transport of crude oil and natural gas; research and development and application of new technologies and information.

The Company’s ultimate controlling party is China Petrochemical Corporation.

(b)	Share capital and changes in share capital of the parent company

	31 December 2015	Increase in current period	Decrease in current period	30 June 2016
China Petroleum & Chemical Corporation	RMB 121.1 billion	—	—	RMB 121.1 billion

(c)	The percentages of shareholding and voting rights in the Company held by the parent company

	30 June 2016 (unaudited)		31 December 2015
	Shareholding	Voting rights	Shareholding	Voting rights
China Petroleum & Chemical Corporation	50.56%	50.56%	50.56%	50.56%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(2)	Information on the Company’s subsidiaries

The general information and other related information of the subsidiaries is set out in Note 5.

(3)	Information on joint ventures and associates

In addition to the major joint ventures and associates disclosed in Note 5(2), related transactions between the Group and other associates are as follows:

				Whether it	Shareholding (%)
	Operating place	Place of registry	Business nature	is strategic for group activities	Directly	Indirectly
Shanghai Nanguang Petrochemical Co., Ltd.	Shanghai	Shanghai	Petrochemical products import and export	Yes	—	35%
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Shanghai	Shanghai	Petrochemical products import and export	Yes	—	25%
Shanghai Chemical Industry Park Logistics Company Limited	Shanghai	Shanghai	Products freight	Yes	—	33.33%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(4)	Information on other related parties

Names of other related parties	Relationship with the Group
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the holding company
Sinopec Huadong Sales Company Limited	Subsidiary of the holding company
Sinopec Huanan Sales Company Limited	Subsidiary of the holding company
Sinopec Huabei Sales Company Limited	Subsidiary of the holding company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the holding company
China International United Petroleum and Chemical Company Limited	Subsidiary of the holding company
China Petrochemical International Company Limited	Subsidiary of the holding company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the holding company
Sinopec Yangzi Petrochemical Company Limited	Subsidiary of the holding company
China Petrochemical International Beijing Company Limited	Subsidiary of the holding company
China Petrochemical International Ningbo Company Limited	Subsidiary of the holding company
China Petrochemical International Tianjin Company Limited	Subsidiary of the holding company
Sinopec Huadong Supplies and Equipment Company Limited	Subsidiary of the holding company
Petro-CyberWorks Information Technology Company Limited	Subsidiary of the holding company
Sinopec Qingdao Refining and Chemical Company Limited	Subsidiary of the holding company
Sinopec Fuel Oil Sales Corporation Limited	Subsidiary of the holding company
Sinopec SK (Wuhan) Petrochemical Company Limited	Subsidiary of the holding company
Nantong East China Sea Petroleum Chemical Company Limited	Subsidiary of the holding company
BASF-YPC Company Limited	Joint venture of the holding company
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the holding company
Sinopec Petroleum Storage and Reserve Limited	Subsidiary of the ultimate holding company
Sinopec Assets Management Corporation	Subsidiary of the ultimate holding company
Shanghai Petrochemical Machine Manufacturing Company Limited	Subsidiary of the ultimate holding company
Sinopec International Petroleum Exploration and Production Limited	Subsidiary of the ultimate holding company
Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate holding company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate holding company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate holding company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate holding company
Sinopec Engineering Incorporation	Subsidiary of the ultimate holding company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate holding company
Sinopec Tending Company Limited	Subsidiary of the ultimate holding company
Sinopec Finance Company Limited	Subsidiary of the ultimate holding company

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(5)	Related party transactions

In addition to the related party transactions disclosed in Note 4(3), Note 4(9), Note 4(24), Note 4(28), Note 4(31) and Note 4(39), other major related party transactions of the Group are as follows:

(a)	Purchases and sale of goods, rendering and receiving services

Purchases of goods and receiving services:

The Group

			Six months ended 30 June
			2016 (unaudited)		2015 (unaudited)
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category (%)	Amount	Percentage of the same category (%)
Sinopec Corp., its subsidiaries and joint ventures	Purchases	Trade	11,203,068	68.55%	14,738,946	67.47%
Sinopec Group and its subsidiaries	Purchases	Trade	74,350	0.45%	383,645	1.76%
Associates of the Group	Purchases	Trade	1,562,414	9.56%	1,782,084	8.16%
Joint ventures of the Group	Purchases	Trade	169,646	1.04%	187,249	0.86%
Key management personnel	Short-term employee benefits	Compensation for services	3,267	0.43%	3,299	0.34%
Key management personnel	Retirement scheme contributions	Compensation for services	73	0.03%	72	0.02%
Key management personnel	Share option incentive	Compensation for services	671	5.91%	703	5.91%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(5)	Related party transactions (continued)

(a)	Purchases and sale of goods, rendering and receiving services (continued)

Sale of goods, rendering services:

The Group

			Six months ended 30 June
			2016 (unaudited)		2015 (unaudited)
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category (%)	Amount	Percentage of the same category (%)
Sinopec Corp., its subsidiaries and joint ventures	Sales/ Service income	Trade	19,228,593	51.99%	24,107,283	57.19%
Sinopec Group and its subsidiaries	Sales/ Service income	Trade	33,577	0.09%	83,371	0.20%
Associates of the Group	Sales	Trade	742,564	2.01%	800,222	1.90%
Joint ventures of the Group	Sales	Trade	117,754	0.32%	151,990	0.36%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(5)	Related party transactions (continued)

(b)	Related party funding

For the six months ended 30 June 2016, the Group and the Company did not borrow from Sinopec Finance Company Limited (unaudited) (for the six months ended 30 June 2015: RMB3,550,000 thousands (unaudited)). For the six months ended 30 June 2016, the interest rate of RMB denominated borrowings ranged from 3.91% to 4.14% (unaudited) (for the six months ended 30 June 2015: the interest rate of RMB denominated borrowings ranged from 3.00% to 5.40% (unaudited)).

For the six months ended 30 June 2016, the Group and the Company repaid Sinopec Finance Company Limited amounting to RMB300,000 thousands (unaudited) (for the six months ended 30 June 2015: RMB4,350,000 thousands (unaudited)).

For the six months ended 30 June 2016, the Group and the Company did not lend any capital to joint ventures (unaudited) (for the six months ended 30 June 2015: Nil (unaudited)).

(c)	Other related transactions

The Group

		Six months ended 30 June
	Transaction Type	2016 (unaudited)	2015 (unaudited)
Sinopec Group	Insurance premiums	60,895	58,955
Sinopec Finance Company Limited	Interests received and receivable	127	310
Sinopec Finance Company Limited	Interests paid and payable	2,278	22,566
Sinopec Group and its subsidiaries	Construction and installation cost	64,212	44,730
Sinopec Chemical Commercial Holding Company Limited	Sales commission	46,872	57,921
Sinopec Corp. and its subsidiaries	Rental income	14,217	14,793

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(6)	Receivables from and payables to related parties

Receivables from related parties:

The Group

		30 June 2016 (unaudited)	31 December 2015
Cash at bank and on hand	Sinopec Group and its subsidiaries	21,315	5,366

Notes receivable	Sinopec Corp., its subsidiaries and joint ventures	19,100	16,100

Accounts receivable	Sinopec Corp., its subsidiaries and joint ventures	1,062,136	1,074,194
	Sinopec Group and its subsidiaries	215	9,263
	Associates of the Group	18,657	23,826
	Joint ventures of the Group	27,421	28,728
		1,108,429	1,136,011

Other receivables	Sinopec Corp., its subsidiaries and joint ventures	7,687	1,613
	Associates of the Group	179	735
	Joint ventures of the Group	7,589	1,704
		15,455	4,052

Advances to suppliers	Sinopec Corp. and its subsidiaries	32,969	6,966
Dividends receivable	Joint ventures of the Group	27,500	—

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(6)	Receivables from and payables to related parties (continued)

Payables to related parties:

The Group

		30 June 2016 (unaudited)	31 December 2015
Short-term borrowings	Sinopec Group and its subsidiaries	70,000	370,000

Interest payable	Sinopec Group and its subsidiaries	77	248

Accounts payable	Sinopec Corp., its subsidiaries and joint ventures	1,925,891	1,226,822
	Sinopec Group and its subsidiaries	1,787	1,330
	Associates of the Group	76,087	191,395
	Joint ventures of the Group	35,224	36,099
		2,038,989	1,455,646

Other payables	Sinopec Corp., its subsidiaries and joint ventures	10,114	10,674
	Sinopec Group and its subsidiaries	26,744	89,233
		36,858	99,907

Advances from customers	Sinopec Corp., its subsidiaries and joint ventures	9,771	16,444
	Sinopec Group and its subsidiaries	11	531
	Associates of the Group	1,713	1,191
		11,495	18,166
Dividends payable	Sinopec Corp.,	546,000	—

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

7	Related parties and related party transactions (continued)

(7)	Commitments with related parties

Commitments with related parties contracted for by the Group at the balance sheet date but are not yet necessary to be recognised on the balance sheet are as follows:

(i)	Construction and installation cost:

	30 June 2016 (unaudited)	31 December 2015
Sinopec Group and its subsidiaries	58,920	35,244

(ii)	Investment commitments with related parties

	30 June 2016 (unaudited)	31 December 2015
Capital contribution to Shanghai Secco	111,263	111,263

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, it was approved to make capital contribution of USD30,017,124 (RMB182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. The capital to Shanghai Secco will be contributed in RMB by instalments. The capital contribution is mainly to meet the funding needs of the implementation of the “260,000 tons of AN-2 project” (“AN-2 project”), and “90,000 tons of BEU-2 project” (“BEU-2 project”).

As at 10 December 2013, the Company contributed the first instalment of RMB60,000 thousands for AN-2 project. As at 5 March 2014, the Company contributed the first instalment of RMB11,541 thousands for BEU-2 project. According to the approval by Shanghai Municipal Commission of Commerce as issued on 19 October 2015, the rest of the capital contribution to Shanghai Secco should be within 50 years starting from its registration date.

Except for the above, the Group and the Company had no other material commitments with related parties at 30 June 2016, which are contracted, but not included in the financial statements (unaudited).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

8	Contingency

In June 2007, the State Administrative of Taxation issued a tax circular (Circular No.664) to the local tax authorities requesting the relevant local tax authorities to rectify the applicable enterprise income tax (“EIT”) for nine listed companies, which included the Company. After the notice was issued, the Company was required by the relevant tax authority to settle the EIT for 2007 at a rate of 33 percent. To date, the Company has not been requested by the tax authorities to pay additional EIT in respect of any years prior to 2007. There is no further development of this matter during the period ended 30 June 2016. No provision has been made in the financial statements at 30 June 2016 for this uncertainty because management believes it is not probable that the Group will be required to pay additional EIT for tax years prior to 2007 (unaudited) (31 December 2015: Nil).

9	Commitments

(1)	Capital commitments

Capital expenditures contracted for by the Group at the balance sheet date but are not yet necessary to be recognised on the balance sheet are as follows:

	30 June 2016 (unaudited)	31 December 2015
Purchase of fixed assets contracted but not provided for	86,720	39,814
Purchase of fixed assets authorised but not contracted for	1,046,475	1,124,660
	1,133,195	1,164,474

(2)	Operating lease commitments

The Group had no material commitments under operating leases as at 30 June 2016, which are contracted, but not included in the financial statements (unaudited) (31 December 2015: Nil).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

10	Financial risk

The Group’s activities expose it to a variety of financial risks: market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

(1)	Market risk

(a)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Neverthless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollars. The Group’s finance department at its headquarters is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk. The foreign exchange risk of the Group is arising from borrowings denominated in EUR. The Group purchased forward exchange contract to avoid foreign exchange risk arising from borrowing denominated in EUR. As at 30 June 2016, the Group does not have undue forward exchange contract (unaudited).

As at 30 June 2016 (unaudited) and 31 December 2015, the carrying amounts in RMB equivalent of the Group’s assets and liabilities denominated in foreign currencies are summarised as follows:

	30 June 2016 (unaudited)
	USD	Others	Total
Financial assets in foreign currencies -
Cash at bank and on hand	101,399	—	101,399
Accounts receivable	1,085,212	—	1,085,212
Other receivables	16	—	16
	1,186,627	—	1,186,627
Financial liabilities in foreign currencies -
Accounts payable	1,406,869	125	1,406,994
Other payables	18,049	—	18,049
	1,424,918	125	1,425,043

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

10	Financial instrument and risk (continued)

(1)	Market risk (continued)

(a)	Foreign exchange risk (continued)

	31 December 2015
	USD	Others	Total
Financial assets in foreign currencies -
Cash at bank and on hand	86,109	—	86,109
Accounts receivable	406,006	—	406,006
	492,115	—	492,115
Financial liabilities in foreign currencies -
Accounts payable	588,123	121	588,244
Other payables	16,020	—	16,020
	604,143	121	604,264

As at 30 June 2016, if the currency had strengthened/weakened by 5% against other currencies while all other variables had been held constant, the Group’s net profit for the period would have been approximately RMB8,941 thousands higher/lower (unaudited) (31 December 2015: RMB4,206 thousands higher/lower in net profit) for various financial assets and liabilities denominated in other currencies.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

10	Financial instrument and risk (continued)

(1)	Market risk (continued)

(b)	Interest rate risk

The Group’s interest rate risk arises from short-term and long-term interest bearing borrowings. Financial liabilities issued at floating rates expose the Group to cash flow interest rate risk. Financial liabilities issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions. As at 30 June 2016, the Group’s short-term and current portion of long-term borrowings were denominated with floating rates, amounting to RMB789,657 thousands (unaudited) (31 December 2015: RMB2,000,000 thousands)

The Group’s finance department at its headquarters continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. During the six months ended 2016 and 2015, the Group did not enter into any interest rate swap agreements (unaudited).

As at 30 June 2016, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net profit would have decreased/ increased by approximately RMB2,961 thousands (unaudited) (31 December 2015: RMB7,500 thousands).

(2)	Credit risk

Credit risk is managed on the grouping basis. Credit risk mainly arises from cash at bank, accounts receivable, other receivables, notes receivable etc.

The Group expects that there is no significant credit risk associated with cash at bank since they are deposited at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has policies to limit the credit exposure on accounts receivable, other receivables and notes receivable. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

10	Financial instrument and risk (continued)

(3)	Liquidity risk

Cash flow forecasting is performed by each subsidiary of the Group and aggregated by the Group’s finance department in its headquarters. The Group’s finance department at its headquarters monitors rolling forecasts of the Group’s short-term and long-term liquidity requirements to ensure it has sufficient cash and securities that are readily convertible to cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institutions so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

As at 30 June 2016, the Group had standby credit facilities with several PRC financial institutions which provided the Group to borrow up to RMB25,623,980 thousands, of which RMB22,597,202 thousands was unutilised (unaudited).

The financial assets and liabilities of the Group at the balance sheet date are analysed by their maturity date below at their undiscounted contractual cash flows:

	30 June 2016 (unaudited)
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Short-term borrowings	859,657	—	—	—	859,657
Notes payable	40,000	—	—	—	40,000
Accounts payable	4,063,719	—	—	—	4,063,719
Interest payable	4,961	—	—	—	4,961
Dividends payable	1,099,119	—	—	—	1,099,119
Other payables	808,379	—	—	—	808,379
	6,875,835	—	—	—	6,875,835

	31 December 2015
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Short-term borrowings	2,070,000	—	—	—	2,070,000
Accounts payable	3,017,878	—	—	—	3,017,878
Interest payable	35,771	—	—	—	35,771
Dividends payable	19,119	—	—	—	19,119
Other payables	629,080	—	—	—	629,080
	5,771,848	—	—	—	5,771,848

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

11	Fair value estimates

The level in which fair value measurement is categorised is determined by the level of the fair value hierarchy of the lowest level input that is significant to the entire fair value measurement:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

(1)	As at 30 June 2016 (unaudited) and 31 December 2015, the Group does not have any assets measured at fair value on a recurring or non-recurring basis.

(2)	Financial assets and financial liabilities not measured at fair value but with fair value disclosed

Financial assets and financial liabilities measured at amortised cost mainly include: notes receivable, receivables, current portion of entrusted lendings, short-term borrowings, payables and notes payables.

As at 30 June 2016, the carrying amount of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value (unaudited).

12	Offsetting financial assets and liabilities

(1)	Financial assets

The following financial assets are subject to offsetting arrangements:

	30 June 2016 (unaudited)	31 December 2015
Gross amounts of recognised amounts due from related parties	2,270,260	1,688,463
Gross amounts of recognised amounts due to related parties set off in the balance sheet	(75,205)	(63,892)
Net amounts of amounts due from related parties presented in the balance sheet	2,195,055	1,624,571

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

12	Offsetting financial assets and liabilities (continued)

(2)	Financial liabilities

The following financial liabilities are subject to offsetting arrangements:

	30 June 2016 (unaudited)	31 December 2015
Gross amounts of recognised amounts due to related parties	4,138,924	3,081,770
Gross amounts of recognised amounts due from related parties set off in the balance sheet	(75,205)	(63,892)
Net amounts of amounts due to related parties presented in the balance sheet	4,063,719	3,017,878

For the financial assets and liabilities subject to the offsetting arrangements above, the relevant financial assets and liabilities of each operating agreement between the Group and the counterparty, Shanghai Secco Petrochemical Company Limited, are settled on a net basis.

13	Capital management

The Group’s capital management policies aim to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, refund capital to shareholders, issue new shares or sell assets to reduce debts.

The Group’s total capital is calculated as ‘shareholder’s equity’ and ‘total liabilities’ as shown in the consolidated balance sheet. The Group is not subject to external mandatory capital requirements, and monitors capital on the basis of gearing ratio.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

13	Capital management (continued)

As at 30 June 2016, the Group did not have net debt as cash and cash equivalents was greater than short-term borrowings (unaudited).

As at 31 December 2015, the Group’s gearing ratio is as follows:

31 December 2015
Short-term borrowings (Note 4(17))	2,070,000
Less: Cash and cash equivalents at the end of the period (Note 4(1))	(1,077,430)
Net debt	992,570
Add: Shareholder’s equity	20,135,900
Total Capital	21,128,470
Gearing ratio	4.70%

14	Notes to major items of the Company’s financial statements

(1)	Accounts receivable

	30 June 2016 (unaudited)	31 December 2015
Amounts due from related parties	997,352	1,030,518
Amounts due from third parties	3,364	3,792
	1,000,716	1,034,310
Less: Provision for bad debts	(17)	(24)
	1,000,699	1,034,286

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(1)	Accounts receivable (continued)

(a)	The ageing of accounts receivable is analysed as follows:

	30 June 2016 (unaudited)	31 December 2015
Within one year	1,000,679	1,034,245
Over one year but within two years	26	55
Over two years but within three years	6	7
Over three years	5	3
	1,000,716	1,034,310
Less: Provision for bad debts	(17)	(24)
	1,000,699	1,034,286

As at 30 June 2016 (unaudited) and 31 December 2015, the Company has no any significant overdue accounts receivable.

(b)	Accounts receivables are analysed by categories as follows:

	30 June 2016 (unaudited)				31 December 2015
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups:
- Group 1	3,364	0.34	17	0.51	3,792	0.37	24	0.63
- Group 2	997,352	99.66	—	—	1,030,518	99.63	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—
	1,000,716	100.00	17	—	1,034,310	100.00	24	—

Classification of accounts receivable: refer to Note 2(10(b)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(1)	Accounts receivable (continued)

(c)	Subject to provision by group 1 are as follows:

	30 June 2016 (unaudited)			31 December 2015
	Gross carrying amount	Provision for bad debts		Gross carrying amount	Provision for bad debts
	Amount	Amount	Percentage (%)	Amount	Amount	Percentage (%)
Within one year	3,327	—	—	3,727	—	—
Over one year but within two years	26	8	30.00	55	17	30.00
Over two years but within three years	6	4	60.00	7	4	60.00
Over three years	5	5	100.00	3	3	100.00
	3,364	17	—	3,792	24	—

There are no collateral over the above accounts receivable with provision for bad debts.

(d)	During the current period, the Company assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and there were no provision for accounts receivable that are individually significant or insignificant but assessed for impairment individually (unaudited).

(e)	During the period, the Company had no material account receivables with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years (unaudited).

(f)	During the current period, the Company had no significant accounts receivable that are written off (unaudited).

(g)	As at 30 June 2016, top five accounts receivable are summarised as follows (unaudited):

	Amount	Provision for bad debts	Percentage of total accounts receivable
Total amount of top five accounts receivable	948,237	—	94.76%

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(1)	Accounts receivable (continued)

(h)	Accounts receivable from related parties are analysed as below:

	30 June 2016 (unaudited)			31 December 2015
	Amount	Percentage of total accounts receivable (%)	Provision for bad debts	Amount	Percentage of total accounts receivable (%)	Provision for bad debts
Sinopec Corp., its subsidiaries and joint ventures	960,230	95.95	—	988,850	95.60	—
Sinopec Group and its subsidiaries	215	0.02	—	1,454	0.14	—
Subsidiaries of the Company	2,883	0.29	—	11,275	1.09	—
Associates of the Company	6,603	0.66	—	211	0.02	—
Joint ventures of the Company	27,421	2.74	—	28,728	2.78	—
	997,352	99.66	—	1,030,518	99.63	—

(i)	There are no accounts receivables derecognised due to the transfer of financial assets during the current period (unaudited).

(j)	As at 30 June 2016, there are no accounts receivables pledged (unaudited) (31 December 2015: Nil).

(2)	Other receivables

	30 June 2016 (unaudited)	31 December 2015
Amounts due from related parties	826,353	801,124
Amounts due from third parties	11,057	7,436
	837,410	808,560
Less: Provision for bad debts	(811,577)	(797,592)
	25,833	10,968

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(2)	Other receivables (continued)

(a)	The ageing of other receivables is analysed as follows:

	30 June 2016 (unaudited)	31 December 2015
Within one year	55,448	41,528
Over one year but within two years	31,260	30,950
Over two years but within three years	31,070	31,230
Over three years	719,632	704,852
	837,410	808,560
Less: Provision for bad debts	(811,577)	(797,592)
	25,833	10,968

(b)	Other receivables by categories are analysed as follows:

	30 June 2016 (unaudited)				31 December 2015
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	811,402	96.89	811,402	100.00	797,422	98.62	797,422	100.00
Subject to provision by groups
- Group 1	11,057	1.32	175	1.58	7,436	0.92	170	2.29
- Group 2	14,951	1.79	—	—	3,702	0.46	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—
	837,410	100.00	811,577	—	808,560	100.00	797,592	—

Classification of other receivable: refer to Note 2(10(b)).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(2)	Other receivables (continued)

(c)	Subject to provision by group 1 are as follows:

	30 June 2016 (unaudited)			31 December 2015
	Gross carrying amount	Provision for bad debts		Gross carrying amount	Provision for bad debts
	Amount	Amount	Percentage (%)	Amount	Amount	Percentage (%)
Within one year	10,847	—	—	7,266	—	—
Over one year but within two years	50	15	30.00	—	—	—
Over two years but within three years	—	—	—	—	—	—
Over three years	160	160	100.00	170	170	100.00
	11,057	175	—	7,436	170	—

(d)	As at 30 June 2016, separate testing for impairment was made in accordance with accounting policies stated in Note 2(10), the following amounts individually significant were subject to bad debt provision, the balance of other receivables from the Company’s consolidated subsidiary Jinyong was RMB811,402 thousands (unaudited) (31 December 2015: RMB797,422 thousands). Jinyong stopped production till now since August 2008. The additions in this year included labor cost, tax expenses and other fixed expenditures, which were paid by the Company on behalf of Jinyong. The Company provided a full bad debt provision based on the assessment on the possibility of recovery of other receivables. No provision was recognised for other receivables which were not individually significant but subject to bad debt provision (unaudited) (As at 31 December 2015: Nil).

(e)	During the current period, the Company had no other receivable with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years (unaudited).

(f)	During the current period, the Company had no significant other receivable that are written off (unaudited).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(2)	Other receivables (continued)

(g)	As at 30 June 2016, the top five other receivables are as follows (unaudited):

	Nature	Amount	Ageing	Percentage of total other receivables	Provision for bad debts
Zhejiang Jinyong	Business transaction	811,402	Partially over three years	96.89%	811,402
BOC-SPC	Business transaction	7,085	Within one year	0.85%	—
Sinopec-SK (Wuhan) Petrochemical Company Limited	Business transaction	6,505	Within one year	0.78%	—
Shanghai Jinshan Petrochemical Logistics Co., Ltd.	Business transaction	4,016	Within one year	0.48%	—
Sinopec Huadong Sales Company Limited	Business transaction	1,182	Within one year	0.14%	—
		830,190		99.14%	811,402

(3)	Long-term equity investments

	30 June 2016 (unaudited)	31 December 2015
Subsidiaries (a)	1,718,007	1,718,007
Associates (b)	3,278,830	3,059,619
	4,996,837	4,777,626
Less: Provision for impairment of long-term equity investments	(227,500)	(227,500)
	4,769,337	4,550,126

As at 30 June 2016, the Company has made full provision for the long-term equity investments in its subsidiary Jinyong amounting to RMB227,500 thousands (31 December 2015: RMB227,500 thousands). Jinyong stopped production till now since August 2008. The Company has made full provision for the investment cost based on the estimate of recoverable amount of the Long-term equity investments in this subsidiary.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(3)	Long-term equity investments (continued)

(a)	Subsidiaries

	31 December 2015	Additional/ negative investment	30 June 2016 (unaudited)	Impairment provision	Cash dividends declared in current period
Toufa	1,473,675	—	1,473,675	—	—
Jinyong	227,500	—	227,500	(227,500)	—
Jinmao	16,832	—	16,832	—	—
	1,718,007	—	1,718,007	(227,500)	—

(b)	Associates

The information relating to the associates of the Company is disclosed in Note 4(9).

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(4)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2015	3,235,000	39,034,533	1,674,921	43,944,454
Reclassification in current period	(76)	(3,311)	3,387	—
Increase in current period	—	57,583	7,563	65,146
Transfer from construction in progress	—	244,247	4,644	248,891
Decrease in current period	(7,822)	(365,437)	(20,526)	(393,785)
30 June 2016 (unaudited)	3,227,102	38,967,615	1,669,989	43,864,706

Accumulated depreciation
31 December 2015	1,936,698	26,053,734	1,331,906	29,322,338
Reclassification in the current period	667	(781)	114	—
Increase in current period	45,050	726,087	30,423	801,560
Decrease in current period	(7,511)	(289,275)	(19,446)	(316,232)
30 June 2016 (unaudited)	1,974,904	26,489,765	1,342,997	29,807,666

Provision for impairment
31 December 2015	50,785	484,536	6,138	541,459
Increase in current period	—	85,433	2,585	88,018
Write-off in the current period	—	(55,456)	—	(55,456)
30 June 2016 (unaudited)	50,785	514,513	8,723	574,021

Carrying amount
30 June 206 (unaudited)	1,201,413	11,963,337	318,269	13,483,019
31 December 2015	1,247,517	12,496,263	336,877	14,080,657

As at 30 June 2016 (unaudited) and 31 December 2015, the Company had no pledged fixed assets.

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(4)	Fixed assets (continued)

For the six months ended 30 June 2016, the depreciation expenses amounted to RMB801,560 thousands (unaudited) (for the six months ended 30 June 2015: RMB878,386 thousands (unaudited)). The amount of depreciation expense charged to cost of sales, selling and distribution expenses, general and administrative expenses were RMB758,425 thousands (unaudited), 4,450 thousands (unaudited) and 38,685 thousands (unaudited) (for the six months ended 30 June 2015: RMB838,526 thousands (unaudited), RMB20 thousands (unaudited) and RMB39,840 thousands (unaudited)).

The fixed assets with a carrying amount of RMB248,947 thousands (unaudited) (for the six months ended

30 June 2015: RMB145,261 thousands (unaudited) were transferred from construction in progress.

(5)	Revenue and cost of sales

	Six months ended 30 June
	2016 (unaudited)		2015 (unaudited)
	Revenue	Cost of sales	Revenue	Cost of sales
Main operations	26,937,238	15,302,989	34,065,531	23,376,355
Other operations	258,321	213,839	208,816	149,218
	27,195,559	15,516,828	34,274,347	23,525,573

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(6)	Investment income

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Investment income accounted for using the equity method (a)	397,411	312,112
Investment income accounted for using the cost method (b)	—	6,733
Income from forward exchange contract	—	6,931
	397,411	325,776

There are no severe restrictions on the investee’s ability to transfer investment income to the Company.

(a)	Income from long-term equity investments accounted for using the equity method is as follow:

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Shanghai Secco	335,951	271,371
Chemical Industrial Park	61,460	40,741
	397,411	312,112

(b)	Income from long-term equity investments accounted for using the cost method is as follow:

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Jinmao	—	6,733

NOTES TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

14	Notes to major items of the Company’s financial statements (continued)

(7)	Supplementary information on cash flow statements

(a)	Reconciliation from net profit to cash flow from operating activities

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Net profit	3,134,109	1,704,947
Add: Provision for assets impairment	139,940	65,601
Depreciation of investment properties	6,676	6,668
Depreciation of fixed assets	801,560	878,386
Amortisation of intangible assets	6,158	6,158
Amortisation of long-term prepaid expense	108,314	165,014
Losses on disposal of fixed assets	24,504	8,002
Financial expenses - net	3,018	149,082
Investment income	(397,411)	(325,776)
(Increase)/Decrease in deferred tax assets	(17,066)	477,348
Decrease in deferred income	(5,000)	(5,000)
(Increase)/Decrease in inventories	(380,943)	35,787
Increase in operating receivables	(317,212)	(403,575)
Increase/(Decrease) in operating payables	1,044,159	(816,460)
Increase in specific reserve	37,366	23,852
Share-based payments expense	11,350	11,901
Net cash inflow generated from operating activities	4,199,522	1,981,935

(b)	Net increase in cash and cash equivalents

Cash and cash equivalents balance at the end of the period	3,881,881	239,498
Less: Cash and cash equivalents balance at the beginning of the period	942,264	186,348
Net increase in cash and cash equivalents	2,939,617	53,150

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

1	Non-recurring items

	Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)
Net losses on disposal of non-current assets	(23,977)	(7,927)
Government grants recognised through profit or loss	14,280	7,155
Termination benefits	(4,647)	(10,264)
Income from external entrusted lendings	1,002	1,449
Income from forward exchange contract	—	6,931
Other non-operating expenses other than those mentioned above	(13,993)	(1,765)
Tax effect for the above items	6,853	(1,202)
Effect on non-controlling interests after tax	(428)	558
	(20,910)	(5,065)

Basis of preparation for extraordinary profit and loss

Pursuant to Announcement [2008] Explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public issued by China Securities regulatory commission (CSRC), extraordinary profit and loss arises in various trading and issues that have no direct relation with the normal operations of a company, or that are related with normal operations but affect the users of the statement to make reasonable judgment of the Company’s operation performance and profitability due to the special and occasional nature of such trading and issues.

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

2	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net profit attributable to shareholders of parent company (Consolidated)		Equity attributable to shareholders of parent company (Consolidated)
	Six months ended 30 June		30 June 2016 (unaudited)	31 December 2015
	2016 (unaudited)	2015 (unaudited)
Under CAS	3,096,675	1,731,166	21,906,328	19,838,862
Adjustments under IFRS -
Government grants (a)	12,493	14,386	(29,087)	(41,580)
Safety production costs (b)	39,441	25,328	—	—

Under IFRS	3,148,609	1,770,880	21,877,241	19,797,282

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserve.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

SUPPLEMENTARY INFORMATION TO THE FINANCIAL STATEMENTS (continued)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English Translation for Reference Only]

3	Return on net assets and earnings per share

	Weighted average return on net assets (%)		Earnings per share
			Basic (RMB)		Diluted (RMB)
	Six months ended 30 June		Six months ended 30 June
	2016 (unaudited)	2015 (unaudited)	2016 (unaudited)	2015 (unaudited)	2016 (unaudited)	2015 (unaudited)
Net profit attributable to ordinary shareholders of the Company	14.465	9.918	0.287	0.160	0.287	0.160
Net profit attributable to shareholders of the Company excluding non-recurring items	14.555	9.947	0.289	0.161	0.288	0.161

WRITTEN CONFIRMATION ON 2016 INTERIM REPORT ISSUED BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Pursuant to the requirements of Article 68 of the Securities Law and the relevant requirements of Contents and Formats of Information Disclosure by Listed Companies No.3 - Contents and Formats of Interim Reports (Revised in 2014), we, being Directors, Supervisors and the Senior Management of the Company, having carefully studied and reviewed the Company’s 2016 interim report, are of the view that: the Company is in strict compliance with the standardised regulations of financial system of joint stock companies and the 2016 interim report gave a true and fair view of the financial position and operating results of the Company. We warrant that the information contained in the 2016 interim report is true, accurate and complete, and that there are no false or misleading statements contained in or material omissions from this report. We jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in this report.

Signature:

Directors:

/s/ Wang Zhiqing	/s/ Wu Haijun	/s/ Gao Jinping	/s/ Ye Guohua
Wang Zhiqing	Wu Haijun	Gao Jinping	Ye Guohua

/s/ Jin Qiang	/s/ Guo Xiaojun	/s/ Lei Dianwu	/s/ Mo Zhenglin
Jin Qiang	Guo Xiaojun	Lei Dianwu	Mo Zhenglin

/s/ Cai Tingji	/s/ Zhang Yimin	/s/ Liu Yunhong	/s/ Du Weifeng
Cai Tingji	Zhang Yimin	Liu Yunhong	Du Weifeng

Supervisors:

/s/ Zuo Qiang	/s/ Li Xiaoxia	/s/ Zhai Yalin
Zuo Qiang	Li Xiaoxia	Zhai Yalin

/s/ zheng Yunrui	/s/ Pan Fei
zheng Yunrui	Pan Fei

Senior Management:

/s/ Zhang Jianbo
Zhang Jianbo

CORPORATE INFORMATION

(1)	Corporate Information
Legal Chinese Name of the Company
Abbreviation for Legal Chinese Name of the Company
	Legal English Name of the Company		Sinopec Shanghai Petrochemical Company Limited
	Abbreviation for Legal English Name of the Company		SPC
	Legal Representative of the Company		Wang Zhiqing

(2)	Contact Persons and Contact Details
		Secretary to the Board	Securities Affairs Representative
	Name	Zhang Jianbo	Wu Yuhong
	Address	48 Jinyi Road, Jinshan District,	48 Jinyi Road, Jinshan District,
		Shanghai, PRC	Shanghai, PRC
		Postal Code: 200540	Postal Code: 200540
	Tel	8621-57943143	8621-57933728
	Fax	8621-57940050	8621-57940050
	E-mail	zhangjb@spc.com.cn	wuyh@spc.com.cn

(3)	Basic Information
	Registered Address		48 Jinyi Road, Jinshan District, Shanghai, PRC
	Postal Code of Registered Address		200540
	Business Address in PRC		48 Jinyi Road, Jinshan District, Shanghai, PRC
	Postal Code of Business Address in PRC		200540
	Principal Place of Business in Hong Kong		Room 1501, 15/F, AXA Centre, 151 Gloucester Road,
	Website of the Company		Wanchai, Hong Kong
	E-mail address		www.spc.com.cn
spc@spc.com.cn

(4)	Information Disclosure and Place for Access to Information
	Designated Newspapers for the Publication of Company Announcements		Shanghai Securities News, China Securities Journal and Securities Times
	Websites for the Publication of the Company’s Interim Report		Shanghai Stock Exchange website, Hong Kong Stock Exchange website and the Website of the Company
	Place for Access to the Company’s Interim Report		Secretariat Office to the Board, 48 Jinyi Road, Jinshan District, Shanghai, PRC

CORPORATE INFORMATION (continued)

(5)	Share Profile of the Company

	Share Type	Place of Listing of the Shares	Stock Abbreviation	Stock Code

	A Shares	Shanghai Stock Exchange		600688
	H Shares	Hong Kong Stock Exchange	SHANGHAI PECHEM	00338
	ADR	New York Stock Exchange	SHI	—

(6)	Changes in Registration

	Date of the Company’s initial registration		29 June 1993
	Initial registration address of the Company		Jinshan Wei, Shanghai, PRC
First change:
	Date of change of the Company’s registration		12 October 2000
	Change of the registered address of the Company		48 Jinyi Road, Jinshan District, Shanghai, PRC
	SAIC registration number of the Company		310000000021453
	Tax registration number of the Company		310228132212291
	Company and Organization Code		13221229-1

(7)	Other Information

Auditors engaged by the Company (Domestic):
Name	PricewaterhouseCoopers Zhong Tian LLP
Address	11/F., PricewaterhouseCoopers Center, 2 Corporate Avenue,
202 Hubin Road, Huangpu District, Shanghai 200021, PRC

Auditors engaged by the Company (International):
Name	PricewaterhouseCoopers
Address	22/F Prince’s Building, Central, Hong Kong

Legal advisors

PRC Law:	Haiwen & Partners

20th Floor, Fortune & Finance Center
No. 5 Dong San Huan Central Road
Chaoyang District, Beijing, PRC
Postal Code: 100020

Hong Kong Law:	Freshfields Bruckhaus Deringer
11th Floor, Two Exchange Square
Central, Hong Kong

CORPORATE INFORMATION (continued)

United States Law:	Morrison & Foerster
425 Market Street
San Francisco, California 94105-2482
U.S.A

Joint Company Secretaries:

Zhang Jianbo, Ng Sin Yee Clare

Authorised Representatives for Hong Kong Stock Exchange:

Wang Zhiqing, Zhang Jianbo

Major Bankers:

China Construction Bank – Shanghai Branch

No.900 Lujiazui Ring Road, Pudong New District, Shanghai, PRC

200120

Industrial and Commercial Bank of China – Shanghai Branch

No.9 Pudong Avenue, Pudong New Area, Shanghai, PRC

200120

H Shares Share Registrar:

Hong Kong Registrars Limited

Shops 1712 – 1716, 17 Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary:

The Bank of New York Mellon

Computershare

P.O. Box 30170

College Station, TX 77842-3170

Number for International Calls: 1 201-680-6921

Email: shrrelations@cpushareownerservices.com

Website: www.mybnymdr.com

Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Appointment of Vice Presidents

In the fourteenth meeting of the eighth session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) on 7 September 2016, the Board has considered and approved the resolutions in relation to the appointment of vice presidents. Mr. Ye Guohua and Mr. Jin Wenmin were appointed by the Board as vice presidents of the Company with effect from 7 September 2016 until the expiration of the eighth session of the Board i.e. the date of the 2016 annual general meeting of the Company.

The respective biographic details of Mr. Ye Guohua and Mr. Jin Wenmin are set out as follows:

Ye Guohua, 47, is Executive Director and Chief Financial Officer of the Company. Mr. Ye joined Shanghai Gaoqiao Petrochemical Corporation in 1991 and held various positions, including Deputy Chief and Chief of the Cost Accounting Section of the Finance Office, Director of the Finance Office of the Refinery Plant of Shanghai Gaoqiao Petrochemical Corporation and Deputy Chief Accountant and Director of the Finance Department of Sinopec Shanghai Gaoqiao Branch. In October 2009, Mr. Ye was appointed Chief Financial Officer of the Company. In June 2011, Mr. Ye was appointed Director of the Company. In May 2015, Mr. Ye was appointed Chairman of the China Jinshan Associated Trading Corporation. Mr. Ye graduated from the Shanghai University of Finance and Economics in 1991, majoring in accounting. He is a senior accountant by professional title. Mr. Ye currently holds 430,000 A shares share options of the Company.

Save as disclosed above, Mr. Ye has no other relationships with the Company, directors, supervisors, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any other interests in shares or underlying shares of the Company. Mr. Ye has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

Jin Wenmin, 51, is Assistant to President and Head of Production Department of the Company. Mr. Jin joined Shanghai Petrochemical Complex in 1985. He has held various positions, including Secretary of the Communist Party Committee of 1# Oil Refining Device of Refining Department of the Company, Head of Butadiene Device, Manager of Stock and Transportation Branch, Manager and Deputy Secretary of the Communist Party Committee of Stock and Transportation Department of the Company, Manager and Deputy Secretary of the Communist Party Committee of Oil Refining Department of the Company. In April 2013, Mr. Jin was appointed to Head of Production Department. In May 2013, Mr. Jin was appointed to Assistant to President of the Company. Mr. Jin graduated from Shanghai Second Polytechnic University in July 2003, majoring in business administration. He is a senior engineer by professional title. Mr. Jin currently holds 250,000 A shares share options of the Company.

1

Save as disclosed above, Mr. Jin has no other relationships with the Company, directors, supervisors, senior management, controlling shareholder, substantial shareholder or de facto controller of the Company, and does not hold any other interests in the shares or underlying shares of the Company. Mr. Jin has never been punished by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

The Board would like to welcome Mr. Ye Guohua and Mr. Jin Wenmin for their new appointments.

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Zhang Jianbo Joint Company Secretary

Shanghai, the PRC, 7 September 2016

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.

2

Exhibit 99.3

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

List of Directors and their Role and Function

The members of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) are set out below:

Executive Director, Chairman, President

Wang Zhiqing

Executive Director, Vice Chairman

Wu Haijun

Executive Director, Vice Chairman, Vice President

Gao Jinping

Executive Director, Chief Financial Officer, Vice President

Ye Guohua

Executive Directors, Vice Presidents

Jin Qiang

Guo Xiaojun

Non-executive Directors Lei Dianwu Mo Zhenglin Independent Non-executive Directors Cai Tingji Zhang Yimin Liu Yunhong Du Weifeng

There are 3 Board committees. The table below provides membership information of these committees on which each Board member serves.

Board Committee Director	Audit Committee	Remuneration and Appraisal Committee	Nomination Committee
Wang Zhiqing			M
Wu Haijun
Gao Jinping
Ye Guohua		M
Jin Qiang
Guo Xiaojun
Lei Dianwu
Mo Zhenglin
Cai Tingji	C
Zhang Yimin		C	C
Liu Yunhong	M
Du Weifeng	M	M	M

Notes:

C Chairman of the relevant Board committees

M Member of the relevant Board committees

Shanghai, the PRC, 7 September 2016